                                                     Registration Nos. 333-
                                                                           -----
                                                                       811-07781

                As filed with the Commission on December 31, 2002
              -----------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         Pre-Effective Amendment No.
                                       ------                   -----
         Post-Effective Amendment No.
                                       ------                   -----

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
         Amendment No.   10                                       X
                       ------                                   -----

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-1
                           (Exact Name of Registrant)


                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              2727-A Allen Parkway
                            Houston, Texas 77019-2191
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (713) 831-8470
               (Depositor's Telephone Number, including Area Code)


                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                    2929 Allen Parkway, Houston, Texas 77019
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  Continuous

It is proposed that the filing will become effective (check appropriate box)

     [  ] immediately upon filing pursuant to paragraph (b) of Rule 485

     [  ] on (date) pursuant to paragraph (b) of Rule 485

     [  ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485

     [  ] on (date) pursuant to paragraph (a)(1) of Rule 485

     [ ] 75 days after filing pursuant to paragraph (a)(2) on (date) pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

     [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:
         Units of interest in American General Life Insurance Company Separate Account VA-1 under variable annuity contracts

                                 THE CHAIRMAN(R)
                Combination Fixed And Variable Annuity Contracts
                                   Offered by
                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-1

Home Office:                                    Administrative Office:
American General Life Insurance Company         Annuity Service Center
2727-A Allen Parkway                            P.O. Box 1401
Houston, Texas  77019                           Houston, TX  77251-1401
(800) 200-3101                                  (800) 200-3101 or (713) 831-3310

          American General Life Insurance Company ("AGL") no longer accepts applications for The Chairman flexible payment deferred individual annuity contracts (the "Contracts") described in this Prospectus. Your rights as an Owner, including the right to make additional purchase payments, are not affected by this.

          You may use the Contracts to accumulate savings on a variable basis through purchase payment investment in Divisions funded by the following mutual fund Portfolios:

..    Fidelity(R) Variable Insurance Products Fund
          .    VIP Money Market
          .    VIP High Income
          .    VIP Equity-Income
          .    VIP Growth
          .    VIP Overseas
          .    VIP Investment Grade Bond
          .    VIP Asset Manager/SM/
          .    VIP Index 500
          .    VIP Contrafund(R)

..    MFS Variable Insurance Trust
          .    MFS(R) Emerging Growth Series
          .    MFS(R) Research Series
          .    MFS(R) Investors Trust Series
          .    MFS(R) Total Return Series
          .    MFS(R) Utilities Series
          .    MFS(R) Capital Opportunities Series

          You may also invest purchase payments in our Fixed Account through the Contracts. This option has three different Guarantee Periods, each with its own Guaranteed Interest Rate. Special limits apply to transfers from the Fixed Account.

          The VIP Investment Grade Bond, VIP Asset Manager, VIP Index 500 and the VIP Contrafund Portfolios were formerly a part of the Fidelity Variable Insurance Products Fund II and were known as the VIPII Investment Grade Bond, VIPII Asset Manager, VIPII Index 500 and VIPII Contrafund Portfolios, respectively. For a period of time you may receive reports and other information from us showing the previous name of the Portfolios or their related Divisions.

          We designed this Prospectus to provide you with information about the Contracts that you should know before investing. Read this Prospectus carefully and keep it for future reference. We have also filed additional information about the Contracts with the Securities and Exchange Commission ("SEC") in the Statement of Additional Information (the "Statement of Additional Information"). The Statement of Additional Information, dated January 2, 2003, is incorporated by reference into this Prospectus. The table of contents of the Statement of Additional Information appears at page 49 of this Prospectus. You can get a free copy of the Statement of Additional Information by writing to AGL's Administrative Office at P.O. Box 1401, Houston, Texas 77251-1401, or by calling
(800) 200-3101 or (713) 831-3310.

          Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense. New Contracts are not available in any state.

          The Contracts are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable annuity is subject to investment risks, including possible loss of principal invested.

          This Prospectus is valid only when accompanied by the current prospectuses of the Variable Insurance Products Fund and MFS Variable Insurance Trust.

                        Prospectus dated January 2, 2003

                                    CONTENTS

                                                                                                               PAGE
                                                                                                               ----
Definitions...................................................................................................... 5
Fee Table........................................................................................................ 6
Summary.......................................................................................................... 9
         Minimum Investment Requirements......................................................................... 9
         Flexible Purchase Payments.............................................................................. 9
         Purchase Payment Accumulation........................................................................... 9
         Fixed And Variable Annuity Payments.....................................................................10
         Changes In Allocations Among Divisions And Guarantee Periods............................................10
         Surrenders, Withdrawals And Cancellations...............................................................10
         Death Benefit...........................................................................................11
         Employee Benefit Or Deferred Compensation...............................................................11
         Notice To Us............................................................................................11
Financial Information............................................................................................12
AGL And Separate Account VA-1....................................................................................12
The Portfolios...................................................................................................13
Voting Privileges................................................................................................17
The Fixed Account................................................................................................17
Contract Issuance And Purchase Payments..........................................................................19
         Account Value...........................................................................................20
         Variable Account Value..................................................................................20
         Fixed Account Value.....................................................................................21
Transfers, Variable Account Asset Rebalancing, Surrenders And Partial Withdrawals................................22
         Transfers...............................................................................................22
         Variable Account Asset Rebalancing......................................................................23
         Surrenders And Partial Withdrawals......................................................................23
         Systematic Withdrawal Plan..............................................................................24
Charges Under The Contracts......................................................................................24
         Premium Taxes...........................................................................................24
         Surrender Charge........................................................................................25
         Transfer Charges........................................................................................27
         Annual Contract Fee.....................................................................................27
         Charge To The Separate Account..........................................................................27
         Portfolio Expenses......................................................................................28
         Reduction In Surrender Charges Or Administrative Charges................................................28
Annuity Period And Annuity Payment Options.......................................................................28
         Annuity Commencement Date...............................................................................28
         Application Of Account Value............................................................................28
         Fixed And Variable Annuity Payments.....................................................................29
         Annuity Payment Options.................................................................................29
         Transfers...............................................................................................32
         Use Of Gender-Based Annuity Tables......................................................................32
Death Benefit....................................................................................................32

Other Aspects Of The Contracts...................................................................................34
         Owners, Annuitants And Beneficiaries; Assignments.......................................................34
         Long-Term Care And Terminal Illness.....................................................................35
         Reports.................................................................................................35
         Modification............................................................................................36
         Payment And Deferment...................................................................................36
Federal Income Tax Matters.......................................................................................37
         General.................................................................................................37
         Non-Qualified Contracts.................................................................................37
         Individual Retirement Annuities ("IRAs")................................................................39
         Roth IRAs...............................................................................................42
         Simplified Employee Pension Plans.......................................................................42
         Simple Retirement Accounts..............................................................................42
         Tax-Sheltered Annuities.................................................................................43
         Other Qualified Plans...................................................................................43
         Private Employer Unfunded Deferred Compensation Plans...................................................44
         Federal Income Tax Withholding And Reporting............................................................45
         Taxes Payable By AGL And The Separate Account...........................................................45
         Diversification Requirements............................................................................45
         Tax Changes.............................................................................................46
Distribution Arrangements........................................................................................46
Legal Proceedings................................................................................................47
Accumulation Units...............................................................................................47
Other Information On File........................................................................................48
Table Of Contents Of Statement Of Additional Information.........................................................49

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and the related Statement of Additional Information (or any sales literature approved by AGL) in connection with the offer contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. The Contracts are not available in all states and this Prospectus is not an offer in any jurisdiction to any person to whom an offer would be unlawful.

                                   DEFINITIONS

Account Value - the sum of an Owner's Fixed Account value and Variable Account value.

Accumulation Unit - a measuring unit used in calculating an Owner's interest in a Division of Separate Account VA-1 before the Annuity Commencement Date.

AGL or we, our, us - American General Life Insurance Company.

Annuitant - the person named in the application for a Contract on whose life annuity payments may be based.

Annuity Commencement Date - the date on which AGL begins making payments under an Annuity Payment Option, unless you elect a lump-sum distribution instead.

Annuity Payment Option - one of the several forms in which an Owner can ask us to make annuity payments.

Annuity Unit - a measuring unit used in calculating the amount of Variable Annuity Payments.

Contract Anniversary - each anniversary of the date we issue your Contract. Every Contract Anniversary is the beginning of a Contract Year.

Fixed Account - the name of the investment alternative under which we allocate your purchase payments to AGL's General Account.

Owner, you - the holder of record of a Contract. An employer or trustee may be the Owner of a Contract in connection with a retirement plan.

Portfolio - an individual fund or series available for investment under the Contracts through one of the Divisions.

Valuation Date - any day on which AGL's Administrative Office is open for business except, with respect to any Division, a day on which the related Portfolio does not value its shares. AGL's Administrative Office will be open for business on any day that the New York Stock Exchange is open.

Valuation Period - the period that starts at the close of regular trading on the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the exchange on the next succeeding Valuation Date.

Variable Account - the name of the investment alternative under which we allocate your purchase payments to one or more Divisions. The return on a Division will vary, depending on the investment performance of its underlying Portfolio.

                                    FEE TABLE

          Transaction Charges

               Sales Charge Imposed on Purchases                       0%

               Surrender Charge /(1)/
                  Year of Purchase      Surrender Charge as a Percentage of
                       Payment                       Purchase
                     Withdrawal                  Payment Withdrawn
               ---------------------    -----------------------------------

                        1st                      6%
                        2nd                      6%
                        3rd                      5%
                        4th                      5%
                        5th                      4%
                        6th                      4%
                        7th                      2%
                     Thereafter                  0%

               Transfer Fee                                        $   25/(2)/

          Annual Contract Fee                                      $   30/(3)/

          Separate Account VA-1 Annual Expenses (as a percentage of average daily net asset value)

               Mortality and Expense Risk Charge                     1.25%
               Administrative Expense Charge                         0.15%
                                                                    =====
                    Total Separate Account VA-1 Annual Expenses      1.40%

----------
/(1)/ This charge does not apply or is reduced under certain circumstances. See "Surrender Charge."
/(2)/ This fee of $25 is deducted for each transfer after the twelfth during each Contract Year before the Annuity Commencement Date.
/(3)/ We don't impose this charge while we make annuity payments, and currently, if cumulative purchase payments are at least $75,000. See "Annual Contract Fee."

             The Portfolios' Annual Expenses for 2001 Fiscal Year/(1)/
                     (as a percentage of average net assets)

                                                                                                   TOTAL PORTFOLIO
                                                       MANAGEMENT                OTHER                OPERATING
                                                         FEES                  EXPENSES               EXPENSES
                                                     AFTER EXPENSE           AFTER EXPENSE          AFTER EXPENSE
                                                     REIMBURSEMENT           REIMBURSEMENT          REIMBURSEMENT
                                                     -------------           -------------         ---------------
VIP Money Market - Initial Class...............               0.18%                   0.10%                   0.28%
VIP High Income - Initial Class................               0.58%                   0.13%                   0.71%/(2)/
VIP Equity-Income - Initial Class..............               0.48%                   0.10%                   0.58%/(2)/
VIP Growth - Initial Class.....................               0.58%                   0.10%                   0.68%/(2)/
VIP Overseas - Initial Class...................               0.73%                   0.19%                   0.92%/(2)/
VIP Investment Grade Bond - Initial Class......               0.43%                   0.11%                   0.54%/(2)/
VIP Asset Manager - Initial Class..............               0.53%                   0.11%                   0.64%/(2)/
VIP Index 500 - Initial Class..................               0.24%                   0.11%                   0.35%/(3)/
VIP Contrafund - Initial Class.................               0.58%                   0.10%                   0.68%/(2)/

MFS Emerging Growth............................               0.75%                   0.12%                   0.87%/(4)/
MFS Research...................................               0.75%                   0.15%                   0.90%/(4)/
MFS Investors Trust............................               0.75%                   0.15%                   0.90%/(4)/
MFS Total Return...............................               0.75%                   0.14%                   0.89%/(4)/
MFS Utilities..................................               0.75%                   0.18%                   0.93%/(4)/
MFS Capital Opportunities /(5)/................               0.75%                   0.16%                   0.91%/(4)/

----------

/(1)/     Portfolio Annual Expenses are those incurred for the year ended
December 31, 2001.

/(2)/ Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Portfolio paid was used to reduce the Portfolio's expenses. In addition through arrangements with the Portfolio's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Portfolio's custodian expenses. See the accompanying prospectuses for Fidelity Variable Insurance Products for details. These offsets may be discontinued at any time.

/(3)/     The Portfolio's manager has voluntarily agreed to reimburse the
Portfolio to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 28%. This arrangement can be discontinued by the Portfolio's manager at any time. Including this reimbursement, the "Management Fee", "Other Expenses" and "Total Annual Expenses" in 2001 were 0.24%, 0.04% and 0.28%, respectively.

/(4)/     Each of the MFS Capital Opportunities Series Fund, MFS Emerging Growth
Series Fund, MFS Investors Trust Series Fund, MFS Research Series Fund, MFS Total Return Series Fund and MFS Utilities Series Fund has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent. Each Series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Series' expenses. The "Other Expenses After Expense Reimbursement" in this table do not take into account these expense reductions, and are therefore higher than the actual expenses of the Series. Had these fee reductions been taken into account, "Total Portfolio Operating Expenses After Expense Reimbursement" in this table would be lower for the Series and would equal 0.90% for MFS Capital Opportunities Series Fund, 0.86% for MFS Emerging Growth Series Fund, 0.89 for MFS Investors Trust Series Fund, 0.89% for MFS Research Series Fund, 0.88% for MFS Total Return Series Fund and 0.92% for MFS Utilities Series Fund. See the accompanying MFS Variable Insurance Trust prospectus for more details.

/(5)/     For the MFS Capital Opportunities Series Fund, Management Fees, Other
Expenses and Total Portfolio Operating Expenses would have been 0.75%, 0.21% and 0.96%, respectively, without certain voluntary fee waivers and expense reimbursements from the investment adviser or other parties. This arrangement will continue until at least May 1, 2003 unless changed with the consent of the board of trustees which oversees this Fund.

EXAMPLES

          If you surrender your Contract (or if you annuitize under certain circumstances where you owe a Surrender Charge)/1/ at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and assuming the continuation of any fee waivers described in the "Fee Table" section of this prospectus:

      IF ALL AMOUNTS INVESTED IN ONE OF
      THE FOLLOWING PORTFOLIOS:                1 YEAR   3 YEARS   5 YEARS   10 YEARS
      VIP Money Market.....................    $   78   $   100   $   131   $    206
      VIP High Income......................        82       113       153        251
      VIP Equity-Income....................        81       109       146        237
      VIP Growth...........................        82       112       151        248

      IF ALL AMOUNTS INVESTED IN ONE OF
      THE FOLLOWING PORTFOLIOS:                1 YEAR   3 YEARS   5 YEARS   10 YEARS
      VIP Overseas.........................        84       120       164        272
      VIP Investment Grade Bond............        80       108       144        233
      VIP Asset Manager....................        81       111       149        244
      VIP Index 500........................        79       102       134        213
      VIP Contrafund.......................        82       112       151        248
      MFS Emerging Growth..................        84       118       161        267
      MFS Research.........................        84       119       163        270
      MFS Investors Trust..................        84       119       163        270
      MFS Total Return.....................        84       119       162        269
      MFS Utilities........................        84       120       164        273
      MFS Capital Opportunities............        84       119       163        271

----------
/1/ See "Surrender Charge" for a description of the circumstances when you may be required to pay the Surrender Charge upon annuitization.

          If you do not surrender a Contract (or you annuitize under circumstances where a Surrender Charge is not payable)/1/, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

  IF ALL AMOUNTS ARE INVESTED IN ONE
  OF THE FOLLOWING PORTFOLIOS:                 1 YEAR   3 YEARS   5 YEARS   10 YEARS
  VIP Money Market.....................        $   18   $    55   $    95   $   206
  VIP High Income......................            22        68       117       251
  VIP Equity-Income....................            21        64       110       237
  VIP Growth...........................            22        67       115       248
  VIP Overseas.........................            24        75       128       272
  VIP Investment Grade Bond............            20        63       108       233
  VIP Asset Manager....................            21        66       113       244
  VIP Index 500........................            19        57        98       213
  VIP Contrafund.......................            22        67       115       248
  MFS Emerging Growth..................            24        73       125       267
  MFS Research.........................            24        74       127       270
  MFS Investors Trust..................            24        74       127       270
  MFS Total Return.....................            24        74       126       269
  MFS Utilities........................            24        75       128       273
  MFS Capital Opportunities............            24        74       127       271

----------
/1/ See "Surrender Charge" for a description of the circumstances when you may be required to pay the Surrender Charge upon annuitization.

          We compiled this Fee Table to help you understand the various costs and expenses that you would bear, directly or indirectly, under the Contract. The table reflects expenses of Separate Account VA-1 (the "Separate Account") and the Portfolios. In addition to the fees and expenses described below, we will deduct an amount to cover any applicable premium taxes. Premium tax rates depend on your place of residence at the time the tax is charged. Rates currently range from 0% to 3.5% and may change.

          These examples do not represent past or future expenses. Your actual expenses may be greater or less than those shown. The assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance.

                                     SUMMARY

          You should read this summary together with the other information in this Prospectus. We designed the Contracts to provide retirement benefits through the accumulation of purchase payments on a fixed or variable basis, and by the application of savings under the Contract to provide fixed or variable annuity payments. If you are purchasing the Contract through a tax favored arrangement, including IRAs and Roth IRAs, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax favored arrangement itself provides tax sheltered growth.

MINIMUM INVESTMENT REQUIREMENTS

          Your initial purchase payment must be at least $5,000 (or $2,000 for individual retirement annuities ("IRAs") and simplified employee pension plans ("SEPs"). Any subsequent purchase payment must be at least $50. If the Account Value for a Contract falls below $500, we may cancel your interest in the Contract and treat it as a full surrender. Different termination provisions apply to IRAs. We also may transfer funds from a Division (other than the VIP Money Market Division) or from a Guarantee Period, without charge, to the VIP Money Market Division if the Account Value of that Division or Guarantee Period falls below $500. See "Contract Issuance and Purchase Payments."

FLEXIBLE PURCHASE PAYMENTS

          After your initial purchase payment, you determine the frequency and the amount of purchase payments, subject to certain limits. See "Contract Issuance and Purchase Payments." If mandated under applicable law, we may be required to reject a purchase payment.

PURCHASE PAYMENT ACCUMULATION

          Purchase payments will accumulate on a variable or fixed basis, as you direct, until the Annuity Commencement Date. For variable accumulation, you may allocate purchase payments and Account Value to one or more of the 15 available Divisions of the Separate Account. Each Division invests in shares of one of 15 corresponding Portfolios. See "The Portfolios." As the value of the investments in a Portfolio's shares increases or decreases, the value of accumulated purchase payments in the corresponding Division increases or decreases, subject to applicable charges and deductions. See "Variable Account Value."

          For fixed accumulation, you may allocate purchase payments and Account Value to one or more of the three Guarantee Periods currently available in the Fixed Account. Each Guarantee Period is for a different period of time and has a different Guaranteed Interest Rate. The value of accumulated purchase payments in a Guarantee Period increases at the Guaranteed Interest Rate applicable to that Guarantee Period. See "The Fixed Account."

FIXED AND VARIABLE ANNUITY PAYMENTS

          You may elect to receive fixed or variable annuity payments, or a combination of them, starting on the Annuity Commencement Date.

          Fixed Annuity Payments are periodic payments from AGL which are fixed and guaranteed by AGL. The amount of the payments will depend on the annuity payment option chosen, the age, and in some cases, sex of the Annuitant, and the total amount of Account Value applied to the fixed Annuity Payment Option.

          Variable annuity payments are similar to Fixed Annuity Payments, except that the amount of each periodic payment will depend on the net investment return of the Division or Divisions you choose. If the annualized net investment return for a given month exceeds the assumed interest rate used in the Contract's annuity tables, the monthly payment will be greater than the previous payment. If the annualized net investment return for a month is less than the assumed interest rate, the monthly payment will be less than the previous payment. The assumed interest rate used in the Contract's annuity tables is 3.5% per year. We may in the future offer other forms of Contract with a lower assumed interest rate, and we reserve the right to discontinue offering the higher interest rate form of Contract. See "Annuity Period and Annuity Payment Options."

CHANGES IN ALLOCATIONS AMONG DIVISIONS AND GUARANTEE PERIODS

          Before the Annuity Commencement Date, you may change your allocation of future purchase payments to each of the various Divisions and Guarantee Periods, without charge.

          In addition, you may reallocate Account Value among the Divisions and Guarantee Periods before the Annuity Commencement Date. Transfers out of a Guarantee Period, however, are subject to limitations as to amount. For these and other terms and conditions of transfer, see "Transfer, Surrender and Partial Withdrawal of Account Value - Transfers."

          After the Annuity Commencement Date, you may transfer Account Value among the Divisions, or from a Division to a fixed Annuity Payment Option, but you cannot make transfers from a fixed Annuity Payment Option. See "Annuity Period and Annuity Payment Options - Transfers."

SURRENDERS, WITHDRAWALS AND CANCELLATIONS

          You may totally surrender or partially withdraw funds from a Contract at any time before the Annuity Commencement Date, by written request to us. We may assess a Surrender Charge, and you may have to pay a tax or a tax penalty. The Surrender Charge (computed as a percentage of purchase payments withdrawn) is:

                                     Surrender Charge as a Percentage of
                 Year of Purchase               Purchase
                Payment Withdrawal          Payment Withdrawn
                ------------------          -----------------
                       1st                         6%
                       2nd                         6%
                       3rd                         5%
                       4th                         5%
                       5th                         4%
                       6th                         4%
                       7th                         2%
                    Thereafter                     0%

See "Surrenders and Partial Withdrawals" and "Charges Under the Contracts - Surrender Charge."

          You may cancel your Contract by delivering or mailing it, with a written cancellation request, to us before the close of business on the tenth day after you receive the Contract. (In some states, the Contract may provide for a different period.) If you cancel the Contract, we will deem it cancelled on the date of the postmark, and we will refund the Account Value plus any premium taxes and Annual Contract Fee that have been deducted. If state law requires, we will refund the greater of that amount or the amount of purchase payments.

          Surrenders, withdrawals and cancellations may have adverse tax consequences. See "Federal Tax Matters."

DEATH BENEFIT

          If the Annuitant (where there is no surviving contingent annuitant) or Owner dies before the Annuity Commencement Date, we will pay a death benefit to the beneficiary. The death benefit amount will depend on whether your Contract has a death benefit endorsement, but it will be at least the greater of the Account Value at the time we receive proof of death minus premium taxes, or the sum of all purchase payments made minus surrenders and withdrawals. See the "Death Benefit" section in this Prospectus.

EMPLOYEE BENEFIT OR DEFERRED COMPENSATION

          Any applicable employee benefit or deferred compensation plan may limit your rights under a Contract to surrender, take partial withdrawals, make purchase payments, and annuitize. This Prospectus doesn't describe any employee benefit or deferred compensation plans. You should learn about any retirement or deferred compensation plan that applies to your Contract. You can get more information on some employee benefit plans from the disclosure documents prepared under the Employee Retirement Income Security Act of 1974. We are not responsible for monitoring or assuring compliance with any retirement or deferred compensation plan.

NOTICE TO US

          Direct all communications to us to our Administrative Office. Include the Contract number, the Owner's name and, if different, the Annuitant's name.

          You can contact our Administrative Office at:

                  Annuity Service Center
                  P.O. Box 1401
                  Houston, TX  77251-1401
                  (800) 200-3101 or (713) 831-3310

          We deem purchase payments or other communications to be received by us on the actual date of receipt in proper form unless we receive them (1) after the close of regular trading on the New York Stock Exchange or (2) on a date that is not a Valuation Date. In either of these cases, the date of receipt is the next Valuation Date.

                              FINANCIAL INFORMATION

          For historical financial information on the Divisions, see "Accumulation Units."

          The financial statements for the Separate Account and AGL are located in the Statement of Additional Information. See page 2 and the last page of the Prospectus for information on how to obtain a copy of the Statement of Additional Information. The financial statements of AGL should be considered only as bearing on the ability of AGL to meet its contractual obligations under the Contracts; they do not reflect the investment performance of the Separate Account.

          We are required to include several additional financial statements in the Statement of Additional Information because of the December 31, 2002 merger of All American Life Insurance Company, American Franklin and The Franklin Life Insurance Company into AGL. These additional financial statements are those of All American Life Insurance Company, American Franklin, The Franklin Life Insurance Company, and proforma financial statements of AGL at December 31, 2001 reflecting the effect of the merger. None of these financial statements will appear in future versions of the Statement of Additional Information.

                          AGL AND SEPARATE ACCOUNT VA-1

          We are American General Life Insurance Company. AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AGL and its affiliates. AGL is obligated to pay all amounts promised to Contract owners under the Contracts. These commitments under the Contracts are AGL's, and AIG has no legal obligation to back those commitments.

          On December 31, 2002 an affiliate of AGL, The American Franklin Life Insurance Company ("American Franklin") merged with AGL. Prior to this date, the Contracts were issued by American Franklin.

          AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

          The Separate Account consists of 15 Divisions, all of which are available under the Contracts offered by this Prospectus. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the "1940 Act"). Prior to December 31, 2002, the Separate Account was a separate account of American Franklin, created on May 22, 1996, under Illinois insurance law. On December 31, 2002, and in conjunction with the merger of AGL and American Franklin, the Separate Account became a separate account of AGL, maintained under Texas law.

          The operations of each Division of the Separate Account are part of our general operations, and the assets of the Separate Account belong to us. Obligations under the contracts are our obligations. Under Texas law, the assets of the Separate Account equal to its reserves and other liabilities are not chargeable with liabilities arising out of any other business which we may conduct, but are held exclusively to meet our obligations under variable annuity contracts issued through the Separate Account. We may transfer the excess to our general account. The income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses.

                                 THE PORTFOLIOS

          Each Division of the Separate Account invests exclusively in shares of a specific separate investment Portfolio that is operated by one of two mutual funds (the "Funds"). The Funds sell shares of these Portfolios, without sales charges, exclusively to insurance company separate accounts and qualified plans. The two Funds are the Variable Insurance Products Fund ("VIP") and the MFS Variable Insurance Trust ("MFS Trust"). The Portfolios are listed below.

          Each of these Funds also offers its shares to variable annuity and variable life insurance separate accounts of insurers that are not affiliated with us. We do not see any conflict between Owners of Contracts and Owners of variable life insurance policies or variable annuity contracts issued by insurance companies not affiliated with AGL. Nevertheless, the Boards of Trustees of each of these Funds will monitor to identify any material irreconcilable conflicts that may develop and determine what, if any, action should be taken in response. If it becomes necessary for any separate account to replace shares of any Portfolio with another investment, the Portfolio may have to liquidate securities on a disadvantageous basis.

          Each Portfolio has a different investment objective and different investment policies. The objectives and policies of each Portfolio will affect its return and its risks. The Prospectuses and Statements of Additional Information for the Portfolios describe in detail the investment objectives, policies, restrictions and risks of the Portfolios. The Prospectuses for the Portfolios are attached to this Prospectus.

          The investment objectives and policies of some of the Portfolios may be similar to those of other funds managed by the same investment adviser. The investment results of the Portfolios, however, may be higher or lower than the results of those other funds. There can be no assurance, and we do not represent, that the investment results of any Portfolio will be comparable to the investment results of any other fund, even if the other fund has the same investment adviser.

          Following is a summary of the policies and objectives of the Portfolios of the VIP:

          VIP Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. The Portfolio invests in U.S. dollar- denominated money market securities of domestic and foreign issuers and complies with industry-standard requirements for money market funds regarding the quality, maturity and diversification of the Portfolio's investments.

          VIP High Income Portfolio seeks a high level of current income while also considering growth of capital. The Portfolio normally invests in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a discussion of the risks of investing in junk bonds, see the Prospectus for the Variable Insurance Products Fund for details.

          Fidelity Management Research Company ("FMR") may invest the fund's assets in non- income producing securities, including defaulted securities and common stocks. FMR currently intends to limit common stocks to 10% of the fund's total assets. FMR may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganization or financial restructurings.

          VIP Equity-Income Portfolio seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio seeks a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index. The Portfolio normally invests at least 80% of the fund's assets in income- producing equity securities.

          VIP Growth Portfolio seeks capital appreciation and normally invests its assets primarily in common stocks. The Portfolio invests its assets in companies which its investment adviser believes have above-average growth potential.

          VIP Overseas Portfolio seeks long-term growth of capital and normally invests at least 80% of the Portfolio's assets in non-U.S. securities. The Portfolio normally invests its assets primarily in common stocks.

          VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital and normally invests at least 80% of the fund's assets in investment-grade debt securities of all types and repurchase agreements for those securities, in addition to U.S. dollar-denominated investment-grade bonds. The investment adviser uses the Lehman Brothers Aggregate Bond Index as a guide in structuring the Portfolio and selecting investments and manages the Portfolio to have similar overall interest rate risk to the index.

          VIP Asset Manager Portfolio seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term instruments.

          VIP Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by Standard & Poor's 500 Composite Stock Price Index ("S & P 500"), and normally invests at least 80% of its assets in common stocks included in the S & P 500. The S & P 500 is a widely recognized, unmanaged index of common stock prices.

          VIP Contrafund Portfolio seeks long-term capital appreciation and normally invests its assets primarily in common stocks. The Portfolio invests its assets in securities of companies whose value the investment adviser believes is not fully recognized by the public.

          Following is a summary of the policies and objectives of the Portfolios of the MFS Trust:

          MFS Emerging Growth Series will seek long-term growth of capital. The series invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies.

          MFS Research Series will seek to provide long-term growth of capital and future income. The series invests, under normal market conditions, at least 80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

          MFS Investors Trust Series will seek long-term growth of capital with a secondary objective to seek reasonable current income. The series will also seek to provide income equal to approximately 90% of the Dividend Yield on the Standard & Poor's 500 Composite Index. The series invests, under normal market conditions, at least 65% of its net assets in common stock and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities.

          MFS Total Return Series will primarily seek to obtain above-average income (compared to a portfolio invested entirely in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential. The series is a "balanced fund," and invests in a combination of equity and fixed income securities.

          MFS Utilities Series will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing under normal market conditions, at least 80% of its net assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

          MFS Capital Opportunities Series will seek capital appreciation. The series invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities.

          We do not guarantee that any Portfolio will achieve its objective. In addition, no single Portfolio or Division, by itself, constitutes a balanced investment plan.

          Except for the VIP Money Market, VIP Investment Grade Bond, VIP Index 500 and MFS Investors Trust Series Portfolios, the Portfolios can purchase lower-quality bonds, also known as "junk bonds". Junk bonds are highly speculative. They provide poor protection for payment of principal and interest. Changes in an issuer's creditworthiness can cause greater risks of default or price changes than the risks typically associated with higher-rated securities. For a discussion of the risks of investing in junk bonds, see the Prospectuses for the Funds, which are attached to this Prospectus.

          Subject to the approval and supervision of the Funds' Boards of Trustees, FMR manages the day-to-day investment operations of VIP (with the exception of VIP Index 500, whose sub- adviser, Deutsche Asset Management, Inc.
(DAMI) chooses its investments), and exercises overall responsibility for the investment and reinvestment of their assets. Each Portfolio of the VIP pays FMR a monthly fee for managing its business and investment affairs. For a description of FMR and the calculation of its fee, see the Prospectuses and Statements of Additional Information for the VIP.

          Subject to the policies of the Fund's Board of Trustees, Massachusetts Financial Services Company ("MFS") makes investment decisions for each Portfolio of the MFS Trust. MFS also provides the MFS Trust Portfolios with administrative services and general office facilities. MFS receives a monthly management fee for its services. For a description of MFS and the calculation of its fee, see the Prospectus of the MFS Trust.

          We and the Funds' investment advisers may agree that the investment advisers will reimburse us or our affiliates for certain costs incurred in administering the Funds as variable funding options for the Contracts. We have agreed with MFS that MFS or its affiliates will pay us a fee equal, on an annualized basis, to a percentage of the aggregate net assets of each

Portfolio of the MFS Trust attributable to the Contracts and certain other variable contracts that we or our affiliates issue. This fee will not be paid by the Portfolios, their shareholders or the Owners.

          Affiliates of FMR may compensate us or our affiliates for administrative, distribution, or other services relating to the Portfolios of the Funds. Such compensation is generally based on assets of the portfolios attributable to the Contracts and certain other variable contracts that we or our affiliates issue.

          Before you select any Division, you should carefully read the Funds' prospectuses. To obtain additional copies of the Prospectuses of the Funds, contact us.

                                VOTING PRIVILEGES

          At meetings of Portfolio shareholders, the Separate Account will vote shares of the Portfolios according to your instructions, in proportion to the shares attributable to your Contract. We will request voting instructions from Owners of Contracts that are not yet in the annuity period. (This is the period when we make annuity payments under an annuity payment option.) For Contracts that are in the annuity period, we will request instructions from Annuitants or other payees, or from Owners of Section 457 Contracts. We will determine the persons entitled to give voting instructions, and the number of their votes, as of the record date for a meeting.

          If there are shares for which we receive no instructions, or if we hold shares on our own behalf, we will vote these shares in the same proportion as the shares for which we do receive instructions.

          The number of votes you are entitled to direct for a Portfolio equals
(a) your Variable Account value in that Portfolio divided by (b) the net asset value of one share of that Portfolio. We will take fractional shares into account in determining the number of votes. If you have chosen a variable annuity payment option, we will calculate your votes in a similar manner, based on our liability for future variable annuity payments as of the record date, the mortality assumptions and the assumed interest rate used to determine the number of Annuity Units under a Contract and the applicable value of an Annuity Unit on the record date.

          We believe that these voting instruction procedures comply with current federal securities laws and their interpretations. We reserve the right to change these procedures with any changes in the law.

                                THE FIXED ACCOUNT

          Any purchase payments that you allocate to a Guarantee Period of the Fixed Account or that supports Fixed Annuity Payments becomes part of our General Account. Because of exemptive and exclusionary provisions, we have not registered the General Account under the Securities Act of 1933 or as an investment company under the 1940 Act. We have been advised that the staff of the SEC has not reviewed the disclosures in this prospectus about the Fixed Account or about Fixed Annuity Payments. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws that require statements in prospectuses to be accurate and complete.

          Obligations of the Fixed Account are our legal obligations and are supported by our General Account assets, which also support our obligations under other insurance and annuity contracts. AGL owns the investments purchased with Fixed Account funds, and the Separate Account Owners have no legal rights in those investments.

          If you allocate Account Value to the Fixed Account, you earn a Guaranteed Interest Rate, starting on the date of your allocation. This Guaranteed Interest Rate continues for the Guarantee Period you select. You can select a Guarantee Period from the Guarantee Periods that we then offer. We currently offer Guarantee Periods of one, three and five years. Each Guarantee Period has its own Guaranteed Interest Rate, which may be different from the rate for other Guarantee Periods.

          At the end of a Guarantee Period, we will allocate your Account Value in that Guarantee Period, including accrued interest, to a new Guarantee Period of the same length, unless you have instructed us differently in writing. You can instruct us to allocate the Account Value to a different Guarantee Period, to several Guarantee Periods, or to one or more of the Divisions of the Separate Account. We must receive this written request at least three Valuation Dates before the end of the Guarantee Period. If you have not given us a written allocation request, and the renewed Guarantee Period extends beyond your scheduled Annuity Commencement Date, we will contact you about your scheduled Annuity Commencement Date. If you elect to annuitize in this situation, we may waive the Surrender Charge. See "Annuity Payment Options" and "Surrender Charge."

          The first day of the new Guarantee Period (or other reallocation) will be the day after the end of the earlier Guarantee Period. We will notify you at least 30 days and not more than 60 days before the end of any Guarantee Period. If your Account Value in a Guarantee Period is less than $500, we reserve the right, without charge, to automatically transfer the balance to the VIP Money Market Division at the end of that Guarantee Period, unless we have received written instructions in good order to transfer the balance to a Division, or to allocate the balance to a new Guarantee Period.

          We declare the Guaranteed Interest Rates from time to time at our discretion. We will notify you about the Guaranteed Interest Rate for a chosen Guarantee Period when we receive a purchase payment, you make a transfer, or a you renew a Guarantee Period. Interest rates may vary from one Guarantee Period to another because the other Guarantee Period begins on a different date, or is of a different length. Also, we may credit different rates of interest to a renewed Guarantee Period and a Guarantee Period in respect of a new Contract, an additional purchase payment or a transfer from the Variable Account that begin on the same date and are of the same length. The minimum Guaranteed Interest Rate is an effective annual rate of 3%.

          From time to time we will, at our discretion, change the Guaranteed Interest Rate for future Guarantee Periods of various lengths. These changes will not affect the Guaranteed

Interest Rates being paid on Guarantee Periods that have already started. Each allocation or transfer of an amount to a Guarantee Period starts the running of a new Guarantee Period with respect to that amount, which will earn a Guaranteed Interest Rate that will continue unchanged until the end of that period. We reserve the right to change the Guarantee Periods available at any time.

          AGL's management makes the final determination of the Guaranteed Interest Rates to be declared. We cannot predict or assure the level of any future Guaranteed Interest Rates above the minimum Guaranteed Interest Rate.

          You can get information on the Guaranteed Interest Rates applicable to the various Guarantee Periods at any time from us.

                     CONTRACT ISSUANCE AND PURCHASE PAYMENTS

          The minimum initial purchase payment for a Contract is $5,000 (or $2,000 for IRA or SEP Contracts). Subsequent purchase payments allocated to any Division or Guarantee Period must be at least $50. We reserve the right to change these minimums. We may waive the minimum initial purchase payment amount for a block of Contracts where the average purchase payment for the block meets the minimum requirement.

          You must apply for a Contract by filling out and signing our application form. We may agree to accept applications in other mediums or formats. If you submit a properly completed application along with a purchase payment, we will, within two business days after we receive them, either process the application, credit the purchase payment, and issue the Contract, or reject the application and return the purchase payment to you.

          If we receive an incomplete application, we will attempt to contact you to complete it. If we cannot complete the application within five business days after we receive the initial purchase payment, we will immediately return the entire initial purchase payment to you unless you have been informed of the delay and you have asked us not to return it. When your application is complete, we will credit the balance of the initial purchase payment, after deducting any charges and any applicable premium tax, to the Divisions and/or the Fixed Account according to your selection.

          We credit subsequent purchase payments as of the end of the Valuation Period in which we receive them together with any required written identifying information. We reserve the right to reject any application or purchase payment for any reason.

          If your Account Value in any Division falls below $500 because of a partial withdrawal from the Contract, we reserve the right to transfer, without charge, the remaining balance to the VIP Money Market Division. If your Account Value in any Division falls below $500 because of a transfer to other Divisions or to the Fixed Account, we reserve the right to transfer the remaining balance in that Division, without charge and pro rata, to the Divisions or Fixed Account to which the transfer was made. We will waive these minimum requirements for transfers under the Variable Account Asset Rebalancing program. See "Variable Account Asset Rebalancing."

          A purchase payment begins to earn a return on the date that it is credited to a Contract. You must allocate amounts of each purchase payment to Divisions or Guarantee Periods in whole percentages on the application form. You can change these allocation percentages any time by sending written notice to us.

          If your total Account Value falls below $500, we may cancel the Contract. (In Texas, if your Account Value is less than $500 or would provide an income the initial amount of which is less than $20 per month and no purchase payments have been applied for a period of 2 full years, we may cancel the Contract upon 60 days' notice to you, and return your Account Value.) IRA annuities have different termination provisions. We will consider any cancellation to be a full surrender of the Contract. We will provide you with 60 days' advance notice of any such cancellation.

          If your Account Value does not fall below $500, you are not required to make any further purchase payments. However, you may make subsequent purchase payments any time before the Annuity Commencement Date while the Owner and Annuitant are still living. Make checks for subsequent purchase payments payable to "AGL" or "American General Life Insurance Company," and send them to us. We will also accept purchase payments by wire or by exchange from another insurance company. You can get more information about making purchase payments by either of these methods from a sales representative or from us.

          You may make purchase payments in connection with salary reduction plans under Section 403(b) of the Internal Revenue Code only with AGL's agreement. Also, the following annual limits on purchase payments apply to Contracts in the categories shown:

          Contract                          Maximum Purchase Payments Per Year
          --------                          ----------------------------------
          IRA                               In general, $3,000
          SEP                               $40,000
          SIMPLE IRA                        Maximum contribution allowed by law
          Section 457 Contract              In general, $12,000

ACCOUNT VALUE

          Before the Annuity Commencement Date, your Account Value under a Contract is the sum of your Variable Account value and your Fixed Account value, as discussed below.

VARIABLE ACCOUNT VALUE

          Your Variable Account value as of any Valuation Date before the Annuity Commencement Date equals the sum of the Variable Account values in each Division of the Separate Account on that date. The Variable Account value in a Division is the number of Accumulation Units in that Division multiplied by the value of an Accumulation Unit on that

Valuation Date. We do not guarantee any minimum Variable Account value. You bear the entire risk of all investment losses of any amount that you allocate to the Separate Account.

          We credit Accumulation Units to a Division when you allocate purchase payments or transfer amounts to that Division. Similarly, we cancel Accumulation Units when you transfer or withdraw amounts from a Division, and to pay certain charges under the Contract. We will credit or cancel Accumulation Units based on their value at the end of the Valuation Date on which the related amounts are being credited to or charged against the Variable Account value.

          We calculate the value of an Accumulation Unit for a Division on any Valuation Date by multiplying the prior value of that Division's Accumulation Unit by the Division's net investment factor for the Valuation Period ending on that Valuation Date. The value of an Accumulation Unit for each Division at the start of operations was $5. Investment performance of a Portfolio, expenses, and deduction of charges all affect Accumulation Unit value.

          We determine the net investment factor for a Division by:

          . dividing the net asset value per share of the Portfolio shares held by the Division, as of the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made with respect to the Portfolio shares held by the Division during the current Valuation Period, by

          . the net asset value per share of the Portfolio shares held in the Division as of the end of the previous Valuation Period, and

          . subtracting from that result a factor representing the mortality risk, expense risk and administrative expense charge.

FIXED ACCOUNT VALUE

          The Fixed Account value as of any Valuation Date before the Annuity Commencement Date is the sum of the Fixed Account value in each Guarantee Period as of that date. The Fixed Account value in any Guarantee Period equals the following amounts, in each case increased by accrued interest at the applicable Guaranteed Interest Rate: (1) the amount of net purchase payments, renewals and transferred amounts allocated to the Guarantee Period less (2) the amount of any transfers or withdrawals out of the Guarantee Period, including withdrawals to pay applicable charges.

          We guarantee the Fixed Account value. Therefore, we bear the investment risk of amounts you allocate to the Fixed Account. However, we may vary the Guaranteed Interest Rate for future Guarantee Periods.

     TRANSFERS, VARIABLE ACCOUNT ASSET REBALANCING, SURRENDERS AND PARTIAL
                                  WITHDRAWALS

TRANSFERS

          Starting 30 days after your Contract's issue date (and before the Annuity Commencement Date), you may transfer your Account Value among the available Divisions of the Separate Account and Guarantee Periods, subject to the conditions described below. Transfers are effective at the end of the Valuation Period in which we receive a written or telephone transfer request.

          You may make up to 12 transfers each Contact Year without charge. Each additional transfer will cost $25. You may not, during any Contract Year, transfer out of a Guarantee Period more than 25% of the Account Value that you allocated to it at its inception. This 25% limit does not apply to transfers 15 days before or after the end of the Guarantee Period to the same or to another Guarantee Period. The 25% limit also does not apply to a renewal at the end of the Guarantee Period to a different Guarantee Period of the same length.

          Subject to the above general rules concerning transfers, you may establish an automatic transfer plan, where we automatically transfer amounts from the VIP Money Market Division to one or more other Divisions, on a monthly, quarterly or semi-annual basis. These transfers will not count towards the 12 free transfers each Contract Year, and will not incur a $25 charge. You can get more information about how to establish an automatic transfer program from a sales representative or from us.

          You must authorize telephone transfers by completing a Telephone Transfer Privilege Form. If we have a properly completed form on file from whoever is entitled to make transfers, we will make transfers according to telephone instructions, subject to the terms of the Telephone Transfer Privilege authorization.

          Because we will honor telephone transfer instructions from anyone who provides correct information, there is a risk that an unauthorized person could use this service in your name, which could cost you money. We have established procedures for accepting telephone transfer instructions, which include verification of the Contract number, the identity of the caller, both the Annuitant's and Owner's names, and a form of personal identification from the caller. We will mail to the Owner a written confirmation of the transaction. We are not liable for any acts or omissions based on instructions that we reasonably believe to be genuine, including losses arising from errors in the communication of instructions.

          If several people try to make telephone transfers at the same time, or if the recording equipment malfunctions, you may not be able to make a telephone transfer when you want. If this happens, you may submit a written transfer request. Also, if the recording of a telephone request is incomplete or if we can't understand what is being said, because of equipment malfunction or for any other reason, we will not process the transaction. The phone numbers you should use for telephone transfers are (800) 200-3101, or in the Houston area, (713) 831-3310.

          The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers involving large amounts. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable time with reasonable notice to prevent market timing efforts that could disadvantage other Contract Owners.

VARIABLE ACCOUNT ASSET REBALANCING

          Variable Account Asset Rebalancing authorizes us to automatically transfer your Account Value among the Divisions on a quarterly, semi-annual or annual basis, measured from the Contract Anniversary date, so that the values in each Division on the transfer date correspond to a percentage allocation of the total Variable Account value that you designate. You may not use Variable Account Asset Rebalancing to transfer amounts to or from any Guarantee Period.

          Variable Account Asset Rebalancing is designed to permit the exchange of Variable Account value from those Divisions that have increased in value to those Divisions that have declined in value. Over time, this method of investing may help you to purchase at lower prices and sell at higher prices. However, we cannot assure you that this actually will happen. This method does not guarantee that you will experience profits or that you will not experience losses.

          You can use Variable Account Asset Rebalancing if your Contract has an Account Value of at least $25,000 at the time we receive your application for the Program. You can apply for the Program any time, and once enrolled, you can get out of the Program any time, effective after we receive a written notice. Transfers under the Variable Account Asset Rebalancing Program will not count towards the twelve free transfers each Contract Year, and will not incur a $25 charge. See "Transfers," above.

SURRENDERS AND PARTIAL WITHDRAWALS

          Any time before your Annuity Commencement Date (and while the Annuitant is still living), you may surrender or take a partial withdrawal from your Contract. All collateral assignees of record must consent to any full surrender or partial withdrawal.

          If you make a full surrender, we will pay your Account Value as of the end of the Valuation Period in which we receive a written surrender request in good order, minus any applicable Surrender Charge, uncollected Annual Contract Fee (see "Annual Contract Fee") and applicable premium tax. You must return your Contract along with any request for a full surrender. After a full surrender, or if your Account Value falls to zero, all rights of the Owner, Annuitant or any other person with respect to the Contract will end.

          If you request a partial withdrawal, you should specify, in writing, the Divisions or Guarantee Periods from which you wish the withdrawal to be made. If you don't give us instructions, or if we can't process the withdrawal according to your instructions, we will make the withdrawal pro-rata from the Divisions and Guarantee Periods, based on your Account Value in each. Partial withdrawal requests must be for at least $100 or, if less, for all of the Account Value. Unless you request otherwise, upon a partial withdrawal, the Accumulation Units and Fixed Account interests that are canceled will equal the amount of the withdrawal request, and

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we will pay you the amount of your withdrawal request less any applicable
Surrender Charge, uncollected Annual Contract Fee and premium tax.

SYSTEMATIC WITHDRAWAL PLAN

          You may make automatic partial withdrawals, with minimum payments of $100, at periodic intervals through a systematic withdrawal program. You may choose monthly, quarterly, semi-annual or annual payment schedules, and may start, stop, increase or decrease payments, subject to the minimum payment limit. You may start taking these withdrawals as early as 30 days after the issue date of the Contract, and they may be taken from the Fixed Account or any Division, as you specify. The terms and conditions applicable to other partial withdrawals apply to systematic withdrawals, including Surrender Charges and exceptions to Surrender Charges. Systematic withdrawals may be subject to federal tax penalties and federal income tax withholding.

          You can get more information about how to establish a systematic withdrawal program from a sales representative or from us. There is no charge for the systematic withdrawal program. We reserve the right to modify or terminate the procedures for systematic withdrawals at any time.

          There are certain restrictions on withdrawals under Section 403(b) tax sheltered annuities. If your contract was issued under the Texas Optional Retirement Program, you may not redeem it before your termination of employment in the Texas public institutions of higher education or retirement, death or reaching age 70 1/2.

          Any full surrender or partial withdrawal payment may be subject to federal income tax withholding and federal tax penalties. See "Federal Income Tax Matters."

                           CHARGES UNDER THE CONTRACTS

          We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Contract. For example, the Surrender Charge may not fully cover all of the sales and distribution expenses that we actually incur, and we may use proceeds in part from other charges, including the mortality and expense risk charge, to cover such expenses.

PREMIUM TAXES

          When applicable, we will deduct charges for premium taxes. We will make such a deduction, in accordance with applicable state law:

          (1)       from purchase payment(s) when we receive them; or
          (2)       from your Account Value when annuity payments begin; or
          (3)       from any partial withdrawal; or

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

          (4) from proceeds payable on termination of the Contract for any other reason, including death of the Annuitant or Owner, or surrender of the Contract.

          If you owe premium tax under paragraphs 2, 3, or 4 above, we may collect reimbursement for the tax by multiplying the sum of the purchase payments being withdrawn by the applicable premium tax percentage.

          Applicable premium tax rates depend upon your then-current place of residence. Rates currently range from 0% to 3.5%, and are subject to change.

SURRENDER CHARGE

          The Surrender Charge compensates us for part of our expenses related to distributing the Contracts. We believe, however, that the amount of expenses will exceed the amount of revenues generated by the Surrender Charge. We will pay any excess out of our general surplus.

          Unless a withdrawal is exempt from the Surrender Charge (as discussed below), the Surrender Charge is a percentage of the amount of each purchase payment that you withdraw during the first seven years after we received it. The percentage declines depending on how many years have passed since the withdrawn purchase payment was made, as follows:

                                       SURRENDER CHARGE AS A PERCENTAGE OF
                 YEAR OF PURCHASE                   PURCHASE
                PAYMENT WITHDRAWAL              PAYMENT WITHDRAWN
                ------------------              -----------------

                       1st                             6%
                       2nd                             6%
                       3rd                             5%
                       4th                             5%
                       5th                             4%
                       6th                             4%
                       7th                             2%
                    Thereafter                         0%

          To compute the Surrender Charge, we will consider the earliest purchase payments to be withdrawn first, and purchase payments to be withdrawn before any amounts in excess of purchase payments are withdrawn from Account Value. To pay for the Surrender Charge, we deduct the amount from your Account Value, not from the proceeds surrendered, unless you instruct us otherwise. We will consider the following transactions as withdrawals, for purposes of assessing the Surrender Charge: total surrender, partial withdrawal, commencement of an annuity payment option, and termination due to insufficient Account Value.

          The Surrender Charge does not apply to the portion of a withdrawal or total surrender in any Contract Year that is 10% or less of the amount of purchase payments that:

          .    have not previously been withdrawn; and

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

          . have been credited to the Contract between one year and seven years, minus the amount of any previous withdrawals during such Contract Year.

          If you make multiple withdrawals during a Contract Year, we will recalculate the amount eligible for the free withdrawal at the time of each withdrawal. After the first Contract Year, you may make non-automatic and automatic withdrawals in the same Contract Year subject to the 10% limitation. For withdrawals under a systematic withdrawal plan, purchase payments credited for 30 days or more are eligible for the 10% free withdrawal privilege.

          We also will not apply the Surrender Charge to withdrawals in the following circumstances:

          . If your withdrawals exceed the cumulative amount of your purchase payments, we will not apply the Surrender Charge to the excess;

          .         The Annuitant dies, at any age, after the Annuity
                    Commencement Date;

          . The Annuitant dies, at any age, before the Annuity Commencement Date, provided no contingent annuitant survives;

          . Annuitization under an annuity payment option involving payments for at least 10 years, or annuitization under an annuity payment option involving a life contingency if the life expectancy is at least 10 years; or

          . You or your Annuitant have been confined to a long-term care facility or are subject to a terminal illness (to the extent that the riders for these matters are available in the applicable state), after the first Contract Year, as set forth under "Long-Term Care and Terminal Illness."

          In Maryland, the Surrender Charge will also not apply if an Annuity Payment Option starts at age 99. The 7-year Surrender Charge period applies to each premium payment made. So a premium payment at age 95 (on a Contract issued to an 80 year old) would, unless it meets the exceptions above, or Maryland's Age 99 exception, have a surrender charge until age 102.

          We may also waive the Surrender Charge for the surrender of a Contract or the withdrawal of Account Value (limited to the Variable Account value and the one year Guarantee Period) under Contracts issued to Owners who are bona-fide full-time employees of AGL or American General Equity Services Corporation, the principal underwriter of the Contracts. This waiver is based on the Contract Owner's status at the time the Contract was purchased.

          We will not apply the Surrender Charge to any amounts withdrawn above the amount permitted by the 10% free withdrawal privilege, described above, if you must withdraw those amounts to obtain or retain favorable tax treatment under the Internal Revenue Code. This exception is subject to our approval.

          We will not consider a free withdrawal pursuant to any of the foregoing Surrender Charge exceptions to be a withdrawal of purchase payments, except for purposes of computing the 10% free withdrawal described in the preceding paragraphs.

          Withdrawals are subject to tax, and you may have to pay a federal tax penalty on distributions if the recipient is under age 59 1/2. In addition, distributions may be subject to federal income tax withholding. See "Federal Income Tax Matters."

TRANSFER CHARGES

          The first 12 transfers in any Contract Year are free. After that, we charge $25 for each transfer. Transfers under an automatic transfer plan and the Variable Account Asset Rebalancing Program will not count toward the 12 free transfers.

ANNUAL CONTRACT FEE

          We will deduct an Annual Contract Fee of $30 from your Account Value on each Contract Anniversary before the Annuity Commencement Date. This fee compensates us for administrative expenses. We will allocate the fee among the Guarantee Periods and Divisions in proportion to the Account Value in them. (Where state law requires, we will allocate this fee among the Divisions in proportion to the Account Value in each; and, if at the time we deduct this fee, the Variable Account value is less than the Annual Contract Fee, we will waive the fee for that deduction.) If you make a full surrender of your Contract on a date other than a Contract Anniversary, we will deduct from the proceeds the entire fee for the Contract Year during which the surrender occurs. Currently, we will waive this Annual Contract Fee if cumulative purchase payments are at least $75,000. We reserve the right to waive the Annual Contract Fee under other circumstances.

CHARGE TO THE SEPARATE ACCOUNT

          To offset administrative expenses, and to compensate us for assuming mortality and expense risks under the Contracts, the Separate Account will incur a daily charge at an annualized rate of 1.40% of the average daily net asset value of the Separate Account attributable to the Contracts. Of this amount, 0.15% on an annual basis is for administrative expenses and 1.25% on an annual basis is for the assumption of mortality and expense risks.

          In assuming mortality risk, we are subject to the risk that our actuarial estimate of mortality rates may be wrong, and that Annuitants will live longer than expected, or that more Owners or Annuitants than expected will die when the death benefit that we guarantee is higher than their interests in the Contracts. In assuming expense risk, we take the risk that revenues from the expense charges under the Contracts (which we guarantee will not increase) will not cover our expense of administering the Contracts. We may profit from this charge and may use any profits for any lawful purpose including paying distribution expenses.

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

          We reserve the right to impose charges or establish reserves for any federal, state or local taxes that we have incurred or that we may incur, and that may be deemed attributable to the Contracts.

PORTFOLIO EXPENSES

          Each Portfolio will assess its own investment management fee and pay other expenses from the Portfolio's assets, as described in the prospectus relating to that Portfolio.

REDUCTION IN SURRENDER CHARGES OR ADMINISTRATIVE CHARGES

          We may reduce the Surrender Charges or administrative charges imposed under certain Qualified Contracts and Section 457 Contracts in connection with employer-sponsored plans. Any such reductions will reflect differences in costs or services (due to such factors as reduced sales expenses or administrative efficiencies relating to serving a large number of employees of a single employer and functions assumed by the employer that we otherwise would have to perform) and will not unfairly discriminate against any person.

                   ANNUITY PERIOD AND ANNUITY PAYMENT OPTIONS

ANNUITY COMMENCEMENT DATE

          Subject to any limitations in a deferred compensation or employee benefit plan, you may select your Annuity Commencement Date when you apply to purchase a Contract. You can change this date any time before the start of an annuity payment option by submitting a written request, subject to our approval. The Annuity Commencement Date can be any day of any month up to and including the Annuitant's 99th birthday. However, under certain circumstances an earlier Annuity Commencement Date may subject Annuity Payments to a Surrender Charge. See "Surrender Charge" and "Federal Income Tax Matters."

APPLICATION OF ACCOUNT VALUE

          Except under certain Qualified Contracts, we will automatically apply the Variable Account value in any Division to provide variable annuity payments, and the Fixed Account value to provide Fixed Annuity Payments. If you give us other written instructions at least 30 days before the Annuity Commencement Date, we will apply your Account Value in different proportions. For a Section 457 Contract, under current federal income tax rules, we may have to apply both the Variable Account value in any Division and the Fixed Account value to provide Fixed Annuity Payments.

          We deduct any state and local premium taxes from the Account Value being applied to an annuity payment option. In some cases, we may deduct a Surrender Charge from the amount being applied. See "Surrender Charge." Subject to any such adjustments, your Account Value is applied to an annuity payment option, ten days before your Annuity Commencement Date. If that day is not a Valuation Date, we will apply your Account Value to an annuity payment option at the end of the next Valuation Period.

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

FIXED AND VARIABLE ANNUITY PAYMENTS

          Your first monthly fixed or variable annuity payment will be at least as much as the amount determined from the annuity tables set forth in the Contract, based on your Account Value being applied to provide the fixed or variable annuity payments.

          After that, the amount of each monthly Fixed Annuity Payment is fixed, and is specified by the terms of the annuity payment option selected.

          We will convert the Account Value that provides variable annuity payments to Annuity Units. We determine the number of your Annuity Units by dividing the first variable annuity payment by the value of an Annuity Unit of the relevant Division. We will perform this calculation at the end of the tenth day before your Annuity Commencement Date, or, if that is not a Valuation Date, at the end of the next Valuation Period. The number of Annuity Units, once calculated, remains constant for any Annuitant. We determine each subsequent variable annuity payment by multiplying Annuity Units by the value of an Annuity Unit as of the end of the tenth day before each payment date, or, if that is not a Valuation Date, at the end of the next Valuation Period. If the variable annuity payments are based on more than one Division, we make these calculations separately for each Division.

          The value of an Annuity Unit at the end of a Valuation Period is the value of the Annuity Unit at the end of the previous Valuation Period times the net investment factor (see "Variable Account Value") for the Valuation Period, with an offset for the 3.5% assumed interest rate used in the Contract's annuity tables. The value of an Annuity Unit for each Division at the start of operations was $5.

          If the net investment return for a Division for any month turns out to be more than the assumed interest rate in the Contract's annuity tables, a variable annuity payment based on that Division will be higher than that Division's payment for the prior month. On the other hand, if the net investment return for a Division for any month is less than the assumed interest rate in the Contract's annuity tables, a variable annuity payment based on that Division will be less than that Division's payment for the prior month.

          We may be required under applicable law to block a request for payment under a Contract until we receive instructions from the appropriate regulator.

ANNUITY PAYMENT OPTIONS

          You can have annuity payments made beginning on the Annuity Commencement Date under any one of the Annuity Payment Options described below. Sixty to 90 days before the scheduled Annuity Commencement Date, we will notify you that your Contract is scheduled to mature, and we will ask you to pick an Annuity Payment Option. If you have not picked an Annuity Payment Option ten days before the Annuity Commencement Date, we will proceed as follows:

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

          (1) if the scheduled Annuity Commencement Date is before the Annuitant's 99th birthday, we will extend the Annuity Commencement Date to the Annuitant's 99th birthday, subject to various state limitations; or

          (2) if the scheduled Annuity Commencement Date is the Annuitant's 99th birthday, we will pay you the Account Value, less any applicable Surrender Charge, Annual Contract Fee and premium taxes, in one lump sum.

          The tax code imposes minimum distribution requirements that affect the Annuity Payment Option and the Annuity Commencement Date in connection with Contracts that qualify under Sections 401(a), 403(a) or (b), 408(b), (k) or (p) ("Qualified Contracts"), those that do not ("Non-Qualified Contracts"), and
Section 457 Contracts. Certain Annuity Payment Options may be unavailable. See "Federal Income Tax Matters" below, and "Limitations on Annuity Payment Options" in the Statement of Additional Information. We are not responsible for monitoring or advising Owners as to whether the minimum distribution requirements are being met unless you have asked us in writing to do so, and we have agreed.

          Alternative Payment Schedules. For any of the five options, you or your Annuitant may decide to receive payments on a quarterly, semi-annual or annual basis, instead of every month. We will determine the amount of each payment in a way that is consistent with how we determine monthly payments.

          You may not elect any Annuity Payment Option unless that option would provide an initial annuity payment of at least $100, where you elect only fixed or only variable annuity payments, or of at least $50 on each basis, if you elect a combination. If these minimums are not met, we will first reduce the frequency of annuity payments, and if the minimums are still not met, we will make a lump-sum payment to the Annuitant or other properly designated payee in the amount of the Account Value, less any applicable Surrender Charge, uncollected Annual Contract Fee, applicable premium tax and applicable federal income tax withholding.

          You may direct that we pay any amount due to your beneficiary under one of the options described below, subject to tax law requirements. If you do not make this choice, your beneficiary can select an option up to 60 days after your or your Annuitant's death. See "Death Benefit." Your beneficiary will have all the remaining rights and powers under the Contract and will be subject to all of its terms and conditions, except that for Qualified Contracts and Section 457 Contracts, the Owner will retain those rights and powers. We will make the first annuity payment at the beginning of the second month after the month in which we approve the settlement request. We will credit Annuity Units based on Annuity Unit Values as of the close of business ten days before we make the first annuity payment, or if that is not a Valuation Date, at the close of the next Valuation Period.

          When an Annuity Payment Option becomes effective, you must deliver your Contract to us, in exchange for a payment contract providing the option you have selected. An Annuity Payment Option may not be terminated once annuity payments have started.

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

          First Option - Life Annuity. We make payments monthly during the lifetime of the Annuitant, ending when the Annuitant dies. This Option offers the highest monthly annuity payments, since there is no guarantee of a minimum number of annuity payments, or provision for payments to a beneficiary when the Annuitant dies. Under this Option, the Annuitant could receive only one annuity payment if he or she died before the second annuity payment, or only two annuity payments if he or she died after the second annuity payment but before the third annuity payment, and so on.

          Second Option - Life Annuity with 120, 180, or 240 Monthly Payments Certain. We make payments monthly while the Annuitant lives. If the Annuitant dies and we have made payments for less than 120 months, 180 months, or 240 months (depending on the Option), we will continue making payments to your beneficiary for the rest of the period.

          Third Option - Joint and Last Survivor Life Annuity. We make payments monthly while both the Annuitant and another payee are alive, and after one dies, during the survivor's life. Payments end when the survivor dies. There is no minimum number of guaranteed payments under this Option, so it would be possible for both the Annuitant and payee to receive only one payment if both died before the second annuity payment date, or to receive only two payments if both died after the second annuity payment but before the third, and so on.

          Fourth Option - Payments for a Designated Period. We make payments monthly to the Annuitant or another payee for a period ranging from 5 to 40 years, as you designate. When the Annuitant or other payee dies, we will continue payments to the beneficiary for the rest of the period. If you select variable annuity payments under this Option, the designated period cannot exceed the life expectancy of the Annuitant or other payee.

          Under this option, we do not offer any mortality guarantee, even though we will assess a charge under the Separate Account, partly for mortality risks. See "Charge to the Separate Account."

          Fifth Option - Payments of a Specified Dollar Amount. This Option is available only as a Fixed Annuity. We make equal monthly payments of a designated dollar amount (not less than $125, nor more than $200 per year per $1,000 of the original amount due) until the remaining balance is less than one payment. We will then pay the balance, and that will be the final payment under this Option. If the Annuitant dies, and there is a remaining balance, we will make payments to the beneficiary until the remaining balance is paid. We determine the remaining balance at the end of the month by decreasing the balance at the end of the previous month by the amount of any installment paid during the month, and by adding to the result at least 3.5% interest, compounded annually.

          Federal tax regulations may treat the fourth or fifth options as a surrender of the total Account Value. For tax consequences of such treatment, see "Federal Income Tax Matters." You also may not be able to defer taxes on subsequent earnings.

          Alternative Amount under Fixed Life Annuity Options. If we make fixed annuity payments under one of the first three Annuity Payment Options, you (or if you have not elected a

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

payment option, your beneficiary) may elect monthly annuity payments equal to the monthly payment available for any Annuitant of the same adjusted age and sex (if applicable) as your Annuitant, based on the single payment immediate fixed annuity rates which we are then using. We provide this option to assure you that, at retirement, if we are offering a higher fixed annuity purchase rate for new single payment immediate annuity contracts than the annuity rates guaranteed by your Contract, your Annuitant or other payee can take advantage of the new rates.

TRANSFERS

          After the Annuity Commencement Date, your Annuitant or other payee can make one transfer every 180 days among the available Divisions of the Separate Account, or from the Divisions to a fixed annuity payment option. We will not charge anything for this transfer. We will not permit transfers from a fixed to a variable annuity payment Option. If a transfer would decrease the Contract value in any Division to less than $500, we reserve the right to transfer the remaining balance in that Division. We will carry out transfers at the end of the Valuation Period during which we receive a written transfer request. We reserve the right to terminate or restrict transfers at any time.

USE OF GENDER-BASED ANNUITY TABLES

          Court decisions, particularly the United States Supreme Court's decision in Arizona Governing Committee v. Norris, have held that the use of gender-based mortality tables to determine benefits under "employer-related" plans may violate Title VII of the Civil Rights Act of 1964 ("Title VII"). These cases indicate that plans sponsored by employers subject to Title VII generally may not provide different benefits for similarly-situated men and women.

          The Contracts described in this Prospectus incorporate annuity rate tables that reflect the age and sex of the Annuitant and the Annuity Option selected. Such sex-distinct tables continue to be appropriate for use, for example, under Contracts which are not purchased in connection with an "employer-related" plan subject to Norris (such as Individual Retirement Annuities not sponsored by an employer). However, to enable employers to comply with Norris, we will provide Contracts incorporating "unisex" annuity rate tables for use in connection with "employer-related" plans. You should consult a legal advisor regarding Norris and the Contract.

                                  DEATH BENEFIT

          Under the Contracts, if the Annuitant dies before the Annuity Commencement Date, the contingent Annuitant that you named in your Contract application will become the Annuitant. If the Annuitant dies before the Annuity Commencement Date and either (a) you have not designated a contingent Annuitant, or (b) the contingent Annuitant dies before the Annuitant dies, we will pay the Death Benefit to the beneficiary. We will determine the Death Benefit as of the date we receive due proof of death.

          Under the Contracts, we will also pay a Death Benefit to the beneficiary if the Owner (including the first to die in the case of joint Owners) of a Non-Qualified Contract dies. The tax code requires that all amounts payable under the Contract be distributed (a) within five years of

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

the Owner's death or (b) as annuity payments, beginning within a year of such Owner's death and continuing over a period not extending beyond the life expectancy of the designated beneficiary. If the designated beneficiary is the deceased Owner's surviving spouse, the spouse can continue the Contract as the new Owner and, if the deceased Owner was the Annuitant, as the new Annuitant.

          If any Owner is not a natural person, these requirements apply upon the death of the primary Annuitant within the meaning of the tax code. Failure to satisfy these tax code distribution requirements may result in serious adverse tax consequences. Parallel provisions of the tax code apply similar requirements to retirement and deferred compensation plans in connection with which Qualified Contracts and Section 457 Contracts are issued.

          The amount of the Death Benefit will depend on whether the Death Benefit Endorsement was issued on your Contract. If your Contract was issued prior to the approval of this Endorsement in your state of residence, your Contract will not have this Endorsement, and the Death Benefit, before the deduction of any premium taxes, will equal the Account Value, or the sum of all net purchase payments minus amounts surrendered or withdrawn, whichever amount is greater.

          If your Contract has this Endorsement, the Death Benefit, before the deduction of any premium taxes, will equal the greatest of the following amounts:

          (1) the sum of all net purchase payments minus amounts surrendered or withdrawn;

          (2)  the Account Value; or

          (3)  the Highest Anniversary Value.

          We will determine the Highest Anniversary Value as follows:

          First, we will calculate the Account Values at the end of each of the past Contract Years that occurred before the deceased's 81st birthday;

          Second, we will increase each of these Account Values by the amount of net purchase payments made since the end of such Contract Years; and

          Third, we will reduce the result by the amount of any withdrawals made since the end of such Contract Years.

          The Highest Anniversary Value will be the highest of these values and will remain the same amount after the deceased's 81st birthday. Net purchase payments are purchase payments less any premium taxes.

          We will invest Death Benefit proceeds in the Fixed Account and the Separate Account in accordance with your purchase payment allocation instructions, until we pay the proceeds or we receive new instructions from the beneficiary. We pay the death benefit in one sum within 7 days after we receive due proof of death and a written request in good order from the beneficiary as to the manner of payment (except when we can defer such payment under the 1940 Act, or under any of the annuity payment options that we then offer). A beneficiary may apply death benefit proceeds to provide variable annuity payments, fixed annuity payments, or a combination of them.

          If you have not already done so, your beneficiary may, within 60 days after the date the Death Benefit becomes payable, elect to receive the Death Benefit in one sum or under any of the available annuity payment options that satisfy the tax code's distribution requirements described above. If we do not receive any request as to the manner of payment, we will pay the Death Benefit in one sum, based on values determined at that time. If an annuity payment option is selected, we will apply the Fixed Account value to provide fixed annuity payments and the Variable Account value to provide variable annuity payments, unless your beneficiary directs otherwise at least 30 days before the Annuity Commencement Date. For Section 457 Contracts, we will apply all Account Value to provide fixed annuity payments.

          If the Owner is not an individual, the Death Benefit payable upon the death of the Annuitant before the Annuity Commencement Date will be payable only as one sum, or under the same Annuity Options and in the same manner as if an individual Owner died on the date of the Annuitant's death.

          Once we have paid the Death Benefit, the Contract ends, and we have no further obligations under it.

                         OTHER ASPECTS OF THE CONTRACTS

          Only an officer of AGL can agree to change or waive the provisions of any Contract. The Contracts are non-participating and are not entitled to share in any dividends, profits or surplus of AGL.

OWNERS, ANNUITANTS AND BENEFICIARIES; ASSIGNMENTS

          The Owner of a Contract is the Annuitant, unless you designate a different Annuitant in your application for the Contract. In the case of joint ownership, both Owners must join in the exercise of any rights or privileges under the Contract. The Annuitant and any contingent Annuitant are designated in the application for a Contract, and you cannot change them afterward.

          You can designate your beneficiary and any contingent beneficiary in your application for a Contract. Subject to limits under the tax code and any governing Plan using a Qualified Contract, you may change your beneficiary or contingent beneficiary before the Annuity Commencement Date, while the Annuitant is still alive. After the Annuity Commencement Date, except for a Section 457 Contract, your payee may change the beneficiary or contingent beneficiary.

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

          Any designation of a new beneficiary or contingent beneficiary takes effect on the date it is signed, but it will not affect any payments we make or action we take before we receive the written request. We also need the written consent of any irrevocably-designated beneficiary or contingent beneficiary before making a change. Under certain retirement programs, if you are married, you may need the consent of your spouse to designate a beneficiary other than your spouse, or to change a beneficiary to a person other than your spouse. We are not responsible for the validity of any designation of a beneficiary or contingent beneficiary.

          If no designated beneficiary or contingent beneficiary is living at the time any payment is to be made, you will be the beneficiary. If you are not then living, your estate will be the beneficiary.

          Rights under a Qualified Contract may be assigned only in certain narrow circumstances referred to in the Contract. Owners and other payees may assign their rights under Non- Qualified Contracts, including their ownership rights. Only you may assign rights under a Section 457 Contract; your Annuitant or another payee may not assign them. We are not responsible for the validity of any assignment.

          Any change in ownership rights must be made in writing, and a copy must be sent to our Administrative Office. The change will be effective on the date it was made, although we will not be bound by a change until the date we record it. The rights under a Contract are subject to any assignment of record we have on file. An assignment or pledge of a Contract may have adverse tax consequences. See "Federal Income Tax Matters."

LONG-TERM CARE AND TERMINAL ILLNESS

          The riders described below are not available in all states, and you should consult a sales representative or us to determine whether they will apply. There is no separate charge for these riders.

          Long-Term Care. Pursuant to a special Contract rider, after the first Contract Year, we will not apply a Surrender Charge on withdrawals or surrenders when you or the Annuitant are confined for 30 days or more (or within 30 days after discharge) in a hospital or state licensed in- patient nursing facility. We must receive satisfactory written proof of such confinement.

          Terminal Illness. This rider provides that, after the first Contract Year, we will not apply a Surrender Charge on withdrawals or surrenders if we have received a doctor's written certification that you or your Annuitant are terminally ill and not expected to live more than twelve months, and we have waived our right to a second physician's opinion or obtained a confirmatory opinion from a second physician.

REPORTS

          We will mail any reports and communications required by applicable law or regulation to you (or persons receiving payments following the Annuity Commencement Date) at the last address of record. Please send prompt written notice of any address change to us.

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

          Before October 1, 2002, the name of the principal underwriter and distributor of the Contracts was Franklin Financial Services Corporation ("FFSC"). On October 1, 2002, FFSC changed its name to American General Equity Services Corporation ("AGESC"). AGESC is located at #1 Franklin Square, Springfield, Illinois 62713. For a period of time we may provide you with confirmations, reports and other materials that bear the former name of the principal underwriter and distributor. See "Legal Proceedings" in this Prospectus and the "Principal Underwriter and Distributor" section of the Statement of Additional Information for additional information about AGESC.

MODIFICATION

          We reserve the right to modify the Contract, but only if the modification:

          (i) is necessary to make the Contract or the Separate Account comply with any law or regulation to which we are subject;

          (ii) is necessary to assure continued qualification of the Contract under the tax code, or other federal or state laws relating to retirement annuities or annuity contracts;

          (iii) is necessary to reflect a change in the operation of the Separate Account or the Division(s), subject to any required SEC approvals;

          (iv) provides additional Separate Account options, subject to any required SEC approvals; or

          (v) withdraws Separate Account options, subject to any required SEC approvals.

          If we make any modification, we will notify you, or if we are making annuity payments under your Contract, we will notify your payee(s). We may also make appropriate endorsements in the Contract to reflect the modification.

PAYMENT AND DEFERMENT

          We will normally pay amounts surrendered or withdrawn from a Contract within seven calendar days after we receive the written request in good order.

          We reserve the right to defer determination of values and delay payment of any surrender, transfer, withdrawal, annuity payment or Death Benefits from a Division for any period during which

          (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings), or trading on the New York Stock Exchange is restricted as determined by the SEC;

          (b) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practicable; or

          (c) the SEC by order permits the delay for the protection of Owners.

          We reserve the right to defer payment or transfers of amounts out of the Fixed Account for up to six months. Also, we reserve the right to defer payment of that portion of Account Value that is attributable to a purchase payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system. In the case of a Death Benefit, if we do not receive a written request as to the manner of payment within 60 days after it becomes payable, we will pay any death benefit proceeds as a lump sum, normally within seven calendar days after the end of the 60 day period.

                           FEDERAL INCOME TAX MATTERS

GENERAL

          We cannot comment on all of the federal income tax consequences associated with the Contracts. Federal income tax law is complex. Its application to a particular person may vary according to facts peculiar to the person. Consequently, we do not intend for you to take this discussion as tax advice. You should consult with your tax adviser before purchasing a Contract.

          We base this discussion on our understanding of the law, regulations and interpretations existing on the date of this Prospectus. Congress, in the past, has enacted legislation changing the tax treatment of annuities in both the Qualified and the Non-Qualified markets and may do so again in the future. The Treasury Department may issue new or amended regulations or other interpretations of existing tax law. The courts may also interpret the tax law in ways that affect the tax treatment of annuities. Any such change could have a retroactive effect. We suggest that you consult your legal or tax adviser on these issues.

          The discussion does not address federal estate and gift tax, or social security tax, or any state or local tax consequences associated with the Contracts.

NON-QUALIFIED CONTRACTS

          Purchase Payments. Purchasers of a Contract that does not qualify for special tax treatment and is "Non-Qualified" may not deduct from their gross income the amount of purchase payments made.

          Tax Deferral Before Annuity Commencement Date. Owners who are natural persons are not taxed currently on (1) increases in their Account Value resulting from interest earned in the Fixed Account, or (2) the investment experience of the Separate Account so long as the Separate Account complies with certain diversification requirements. These requirements mean that the Separate Account must invest in Portfolios that are "adequately diversified" in accordance with Treasury Department regulations. We do not control the Portfolios, but we have received commitments from the investment advisers to the Portfolios that they will use their best efforts to operate the Portfolios in compliance with these diversification requirements. A Contract investing in a Portfolio that failed to meet the diversification requirements would subject the Owner to current taxation of income in the Contract for the period of such diversification failure (and any subsequent period). Income means the excess of the Account Value over the Owner's investment in the Contract (discussed below).

          Control over allocation of values among different investment alternatives may cause Owners or persons receiving annuity payments to be treated as the Owners of the Separate Account's assets for federal income tax purposes. However, current regulations do not provide guidance as to how to avoid this result. We reserve the right to amend the Contracts in any way necessary to avoid this result. The Treasury Department has stated that it may establish standards through regulations or rulings. These standards may apply only prospectively, although they could apply retroactively if the Treasury Department considers the standards not to reflect a new position.

          Owners who are not natural persons -- that is, Owners such as corporations -- are taxed currently on annual increases in their Account Value, unless an exception applies. Exceptions apply for, among other things, Owners who are not natural persons but hold a Contract as an agent for a natural person.

          Taxation of Annuity Payments. Part of each annuity payment received after the Annuity Commencement Date is excludible from gross income through the use of an exclusion ratio.

          In the case of fixed annuity payments, the excludible portion of each payment is found by multiplying:

          .         the amount paid, by

          . the ratio of the investment in the Contract (discussed below) to the expected return under the fixed annuity payment option.

          In the case of variable annuity payments, the excludible portion of each payment is the investment in the Contract divided by the number of expected payments.

          In both cases, the remaining portion of each annuity payment, and all payments made after the investment in the Contract has been reduced to zero, are included in the payee's income. Should annuity payments stop on account of the death of the Annuitant before the investment in the Contract has been fully paid out, the payee is allowed a deduction for the unpaid amount. If the payee is the Annuitant, the deduction is taken on the final tax return. If the payee is a beneficiary, that beneficiary may receive the balance of the total investment as payments are made or on the beneficiary's final tax return. An Owner's "investment in the Contract" is the amount equal to the portion of purchase payments made by or on behalf of the Owner that have not been excluded or deducted from the individual's gross income, less amounts previously received under the Contract that were not included in income.

          Taxation of Partial Withdrawals and Total Surrenders. Partial withdrawals from a Contract are includible in income to the extent that the Owner's Account Value exceeds the investment in the Contract. In the event you surrender a Contract in its entirety, the amount of your investment in the Contract is excludible from income, and any amount you receive in excess of your investment in the Contract is includible in income. All annuity contracts or certificates we issue to the same Owner during any calendar year are aggregated for purposes of determining the amount of any distribution that is includible in gross income.

          Penalty Tax on Premature Distributions. In the case of such a distribution, there may be imposed a federal tax penalty equal to 10% of the amount treated as taxable income. The penalty tax will not apply under various circumstances, for example, distributions:

          .         made on or after the recipient reaches age 591/2,

          .         made on account of the recipient's becoming disabled,

          . made after the death of the Owner before the Annuity Commencement Date or of the payee after the Annuity Commencement Date (or if such person is not a natural person, that are made after the death of the primary Annuitant, as defined in the Code), or

          . that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint life (or joint life expectancies) of the Annuitant and the beneficiary, provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability).

          Premature distributions may result from an early Annuity Commencement Date, an early surrender, partial withdrawal from, or an assignment of a Contract, or the early death of an Annuitant, unless the third clause listed above applies.

          Payment of Death Proceeds. Special rules apply to the distribution of any death proceeds payable under the Contract. (See "Death Benefit.")

          Assignments and Loans. An assignment, loan, or pledge under a Non-Qualified Contract is taxed in the same manner as a partial withdrawal, as described above.

INDIVIDUAL RETIREMENT ANNUITIES ("IRAS")

          Purchase Payments. Individuals who are not active participants in a tax qualified retirement plan may, in any year, deduct from their taxable income purchase payments made to an IRA equal to the lesser of $3,000 (or $3,500 if the individual is 50 years of age or older) or 100% of the individual's earned income. In the case of married individuals filing a joint return, the deduction will, in general, be the lesser of $6,000 (or $6,500 if one of the married individuals is 50 years of age or older or $7,000 if both individuals are 50 years of age or older) or 100% of the combined earned income of both spouses, reduced by any deduction for an IRA purchase payment allowed to the spouse. Single persons who participate in a tax-qualified retirement plan and who have adjusted gross income not in excess of $34,000 for 2002 may fully deduct their IRA purchase payments. Those who have adjusted gross income in excess of $44,000 for 2002 will not be able to deduct purchase payments. For those with adjusted gross income in the range between $34,000 and $44,000 in 2002, the deduction decreases to zero, based on the amount of income. Beginning in 2003, that income range will increase, as follows:

                                               2005 AND
           2003                2004           THEREAFTER
    -------------------- ----------------- -----------------
          $ 40,000            $ 45,000           $ 50,000
             to                  to                 to
          $ 50,000            $ 55,000           $ 60,000

          Similarly, the otherwise deductible portion of an IRA purchase payment will be phased out, in the case of married individuals filing joint tax returns, with adjusted gross income between $54,000 and $64,000 in 2002, and in the case of married individuals filing separately, with adjusted gross income between $0 and $10,000 in 2002. (A husband and wife who file separate returns and live apart at all times during the taxable year are not treated as married individuals.) Beginning in 2003, the income range over which the otherwise deductible portion of an IRA purchase payment will be phased out for married individuals filing joint tax returns will increase as follows:

                                                                     2007 AND
         2003             2004           2005          2006         THEREAFTER
    ---------------- --------------- ------------- -------------- --------------
        $ 60,000         $ 65,000        $ 70,000     $ 75,000        $  80,000
           to               to             to            to               to
        $ 70,000         $ 75,000        $ 80,000     $ 85,000        $ 100,000

          A married individual filing a joint tax return, who is not an active participant in a tax- qualified retirement plan, but whose spouse is an active participant in such a plan, may, in any year, deduct from his or her taxable income purchase payments for an IRA equal to the lesser of $3,000 (or $3,500 if the individual is age 50 or older) or 100% of the individual's earned income. For the individual, the adjusted gross income range over which the otherwise deductible portion of an IRA purchase payment will be phased out is $150,000 to $160,000.

          Tax-Free Rollovers. Amounts may be transferred, in a tax-free rollover, from (1) a tax- qualified plan to an IRA or (2) from one IRA to another IRA if the transfer meets certain conditions. All taxable distributions ("eligible rollover distributions") from tax qualified plans are eligible to be rolled over with the exception of:

          .         annuities paid over a life or life expectancy,

          .         installments for a period of ten years or more, and

          . required minimum distributions under section 401(a)(9) of the Code.

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

          Rollovers may be accomplished in two ways. First, we may pay an eligible rollover distribution directly to an IRA (a "direct rollover"). Second, we may pay the distribution directly to the Annuitant and then, within 60 days of receipt, the Annuitant may roll the amount over to an IRA. However, any amount that was not distributed as a direct rollover will be subject to 20% income tax withholding.

          Distributions from an IRA. Amounts received under an IRA as annuity payments, upon partial withdrawal or total surrender, or on the death of the Annuitant, are included in the Annuitant's or other recipient's income. If nondeductible purchase payments have been made, a pro rata portion of such distributions may not be includible in income. A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the Annuitant reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include:

          . distributions that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and the beneficiary; provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability);

          . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income without regard to whether the Annuitant itemizes deductions on his or her tax return;

          . distributions for health insurance premiums to an unemployed individual who has received unemployment compensation for at least 12 consecutive weeks;

          . distributions for qualified first-time home purchases for the individual, a spouse, children, grandchildren, or ancestor of the individual or the individual's spouse, subject to a $10,000 lifetime maximum; and

          . distributions for higher education expenses for the individual, a spouse, children, or grandchildren.

          Distributions of minimum amounts required by the Code must commence by April 1 of the calendar year following the calendar year in which the Annuitant reaches age 70 1/2. Additional distribution rules apply after the death of the Annuitant. Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

          On April 12, 2002, the IRS issued final and temporary regulations that simplify the calculation of minimum required distributions. The new rules are still complex. Generally, the new rules must be used for calendar years beginning January 1, 2003. For determining required minimum distributions for calendar year 2002, the final regulations, 2001 proposed regulations, or the 1987 proposed regulations may be used. In most cases, the new required minimum distribution amount is less than under the 1987 rules. We suggest you contact your tax advisor regarding these new rules.

ROTH IRAS

          Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $3,000 (or $3,500 if the individual is age 50 or older) per year. This permitted contribution is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $3,000 (or $3,500 if the individual is age 50 or older) annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

          An individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

          Qualified distributions from Roth IRAs are entirely tax-free. A qualified distribution requires that (1) the individual has held the Roth IRA for at least five years and (2) the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as qualified first-time home purchase. Qualified Distributions for a qualified first- time home purchase, are subject to a $10,000 lifetime maximum for the individual, a spouse, child, grandchild, or ancestor of such individual or the individual's spouse.

SIMPLIFIED EMPLOYEE PENSION PLANS

          Eligible employers may establish an IRA plan known as a simplified employee pension plan ("SEP"), if certain requirements are met. An employee may make contributions to a SEP in accordance with the rules applicable to IRAs discussed above. Employer contributions to an employee's SEP are deductible by the employer and are not currently includible in the taxable income of the employee, provided that total employer contributions do not exceed the lesser of 25% of an employee's compensation or $40,000 for 2002.

SIMPLE RETIREMENT ACCOUNTS

          Eligible employers may establish an IRA plan known as a simple retirement account ("SRA"), if they meet certain requirements. Under an SRA, the employer contributes elective employee compensation deferrals up to a maximum of $7,000 a year for 2002 to the employee's SRA. The employer must, in general, make a fully vested matching contribution for employee deferrals up to a maximum of 3% of compensation.

TAX-SHELTERED ANNUITIES

          Tax-sheltered annuities under Section 403(b) of the Code permit public schools and other eligible employers to purchase annuity contracts and mutual fund shares through custodial accounts on behalf of employees. Generally, these purchase payments are excluded for tax purposes from employee gross incomes. However, these payments may be subject to Social Security taxes. Distributions of salary reduction contributions and earnings (other than your salary reduction accumulation as of December 31, 1988) are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

OTHER QUALIFIED PLANS

          Purchase Payments. Purchase payments made by an employer under a pension, profit sharing, or annuity plan qualified under section 401 or 403(a) of the Code, not in excess of certain limits, are deductible by the employer. The purchase payments are also excluded from the current income of the employee.

          Distributions Before the Annuity Commencement Date. Purchase payments includible in an employee's taxable income (less any amounts previously received that were not includible in the employee's taxable income) represent the employee's "investment in the Contract." Amounts received before the Annuity Commencement Date under a Contract in connection with a section 401 or 403(a) plan are generally allocated on a pro-rata basis between the employee's investment in the Contract and other amounts. A lump-sum distribution will not be includible in income in the year of distribution, if the employee transfers, within 60 days of receipt, all amounts received (less the employee's investment in the Contract), to another tax- qualified plan, to an individual retirement account or an IRA in accordance with the rollover rules under the Code.

          However, any amount that is not distributed as a direct rollover will be subject to 20% income tax withholding. (See "Tax Free Rollovers.")

          A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the employee reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are:

          . part of a series of substantially equal periodic payments made at least annually beginning after the employee separates from service and made over the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the beneficiary, provided such payments are made for at least 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability);

          . made after the employee's separation from service on account of early retirement after attaining age 55;

          . made to an alternate payee pursuant to a qualified domestic relations order, if the alternate payee is the spouse or former spouse of the employee; or

          . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income without regard to whether the Annuitant itemizes deductions on his or her tax return.

               Annuity Payments. A portion of annuity payments received under Contracts for section 401 and 403(a) plans after the Annuity Commencement Date may be excludible from the employee's income, in the manner discussed above, in connection with variable annuity payments, under "Non-Qualified Contracts - Taxation of Annuity Payments." The difference is that, here, the number of expected payments is determined under a provision in the Code. Distributions of minimum amounts required by the Code generally must commence by April 1 of the calendar year following the calendar year in which the employee reaches age 70 1/2 (or retires, if later). Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution (See "Distributions from an IRA").

          Self-Employed Individuals. Various special rules apply to tax-qualified plans established by self-employed individuals.

PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

          Purchase Payments. Private taxable employers may establish unfunded, Non-Qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. To avoid current taxation, these benefits must be subject to a substantial risk of forfeiture.

          These types of programs allow individuals to defer (1) receipt of up to 100% of compensation that would otherwise be includible in income and (2) payment of federal income taxes on the amounts.

          Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions. Purchase payments are not currently deductible by the employer until benefits are included in the taxable income of the employee.

          Taxation of Distributions. Amounts that an individual receives from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

FEDERAL INCOME TAX WITHHOLDING AND REPORTING

          Amounts distributed from a Contract, to the extent includible in taxable income, are subject to federal income tax withholding.

          In some cases, if you own more than one qualified annuity contract, the contracts may be considered together to determine whether the federal tax law requirement for minimum distributions after age 70 1/2, or retirement in appropriate circumstances, has been satisfied. You may rely on distributions from another annuity contract to satisfy the minimum distribution requirement under a Qualified Contract we issued. However, you must sign a waiver releasing us from any liability to you for not calculating and reporting the amount of taxes and penalties payable for failure to make required minimum distributions under the Contract.

TAXES PAYABLE BY AGL AND THE SEPARATE ACCOUNT

          AGL is taxed as a life insurance company under the Code. The operations of the Separate Account are part of the total operations of AGL and are not taxed separately. Under existing federal income tax laws, AGL is not taxed on investment income derived by the Separate Account (including realized and unrealized capital gains) with respect to the Contracts. AGL reserves the right to allocate to the Contracts any federal, state or other tax liability that may result in the future from maintenance of the Separate Account or the Contracts.

          Certain Portfolios may elect to pass through to AGL any taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld that the Portfolios will also pass through. These credits may provide a benefit to AGL.

DIVERSIFICATION REQUIREMENTS

          Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. AGL's failure to comply with these regulations would disqualify your Contract as an annuity contract under Section 72 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Contract for the period of the disqualification and for subsequent periods. The Separate Account through the Portfolios intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Portfolios, we will enter into agreements with them requiring the Portfolios to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

          The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of an Owner of the Contract to direct his or her investment to particular Portfolio within the Separate Account may cause the Owner of the Contract, rather than the insurance company, to be treated as the owner of the assets in the Separate Account. Due to the lack of specific guidance on investor control, there is some uncertainty about when an Owner of the Contract is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for federal income tax purposes. Under the current law, however, we believe that AGL, and not the owner of a Contract, would be considered the owner of the assets of the Separate Account.

TAX CHANGES

          The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of annuities. In addition, the Treasury Department may amend existing regulations or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                            DISTRIBUTION ARRANGEMENTS

          American General Equity Services Corporation (formerly known as Franklin Financial Services Corporation) ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and an affiliate of AGL, is the principal underwriter and distributor of the Contracts for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates.

          AGESC offers the securities under the Contracts on a continuous basis.

          AGESC is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

          We sell our Contracts primarily through our insurance agents or brokers, who are authorized by law to sell variable annuity contracts. Pursuant to a selling agreement between us, AGESC and American General Securities Incorporated ("AGSI"), AGSI will employ and supervise agents chosen by us to sell the Contracts and will use its best efforts to qualify such persons as its registered representatives. AGSI, an affiliate of AGL, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

          The Contracts may also be sold by persons who are registered representatives of other registered broker-dealers who are members of the National Association of Securities Dealers, Inc., and with whom AGESC may enter into a selling agreement.

          Registered representatives of AGSI (who prior to October 1, 2002, were registered representatives of Franklin Financial Services Corporation) and other registered broker-dealers, earn commissions on Policy sales of up to 4.75% of purchase payments, and annual trail commissions of 0.25% on Variable Account values. While no new Contracts are be sold, commissions earned on past Contract sales will still be paid to AGSI and other registered broker- dealers of record.

                                LEGAL PROCEEDINGS

          AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations and financial position.

          The principal underwriter and distributor of the Contracts, AGESC, offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the Statement.

          The Separate Account has no current legal proceedings.

                               ACCUMULATION UNITS
                              SEPARATE ACCOUNT VA-1

                                           ACCUMULATION                      ACCUMULATION                       ACCUMULATION
                                           UNIT VALUES      ACCUMULATION        UNITS         ACCUMULATION          UNITS
                                          (BEGINNING OF      UNIT VALUES    OUTSTANDING AT     UNIT VALUES      OUTSTANDING
                                             PERIOD)         AT 12/31/01       12/31/01        AT 12/31/00      AT 12/31/00
-----------------------------------------------------------------------------------------------------------------------------
VIP Money Market Division                $       5.000000  $      5.970099    2,198,802.251         5.809508    1,331,255.647
-----------------------------------------------------------------------------------------------------------------------------
VIP Equity-Income Division                       5.000000         7.053823    2,720,404.565         7.536441    3,404,106.975
-----------------------------------------------------------------------------------------------------------------------------
VIP Growth Division                              5.000000         7.696422    2,851,036.630         9.572797    3,357,135.020
-----------------------------------------------------------------------------------------------------------------------------
VIP Overseas Division                            5.000000         5.397404      364,487.439         6.902694      460,318.825
-----------------------------------------------------------------------------------------------------------------------------
VIP High Income Division                         5.000000         3.947965      421,927.204         4.508766      435,417.619
-----------------------------------------------------------------------------------------------------------------------------
VIP Investment Grade Bond Division               5.000000         6.541573    1,201,601.738         6.117061      690,930.489
-----------------------------------------------------------------------------------------------------------------------------
VIP Asset Management Division                    5.000000         6.518009     898,908./580         6.923047    1,017,677.529
-----------------------------------------------------------------------------------------------------------------------------
VIP Index 500 Division                           5.000000         7.364960    3,870,500.782         8.554140    4,497,424.398
-----------------------------------------------------------------------------------------------------------------------------
VIP Contrafund Division                          5.000000         7.453679    1,958,266.033         8.611232    2,335,871.157
-----------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Division                     5.000000         6.812187    1,884,588.970        10.463841    2,249,910.202
-----------------------------------------------------------------------------------------------------------------------------
MFS Research Division                            5.000000         6.224896    2,196,575.305         8.056035    2,602,904.619
-----------------------------------------------------------------------------------------------------------------------------
MFS Investors Trust Division                     5.000000         6.437489    1,531,762.694         7.779816    1,745,947.599
-----------------------------------------------------------------------------------------------------------------------------
MFS Total Return Division                        5.000000         7.377800    2,336,484.824         7.460699    2,503,918.724
-----------------------------------------------------------------------------------------------------------------------------
MFS Utilities Division                           5.000000         7.212759    1,308,990.142         9.545451    1,611,444.577
-----------------------------------------------------------------------------------------------------------------------------
MFS Capital Opportunities Division               5.000000         7.975566    1,004,972.393        10.555616    1,176,154.572


                                                              ACCUMULATION                        ACCUMULATION
                                            ACCUMULATION         UNITS          ACCUMULATION         UNITS
                                           UNIT VALUES AT    OUTSTANDING AT    UNIT VALUES AT    OUTSTANDING AT
                                              12/31/99          12/31/99          12/31/98          12/31/98
----------------------------------------------------------------------------------------------------------------
VIP Money Market Division                 $        5.540583    2,405,743.425  $        5.342463    1,634,822.381
----------------------------------------------------------------------------------------------------------------
VIP Equity-Income Division                         6.961382    3,628,549.042           6.727413    2,991,971.792
----------------------------------------------------------------------------------------------------------------
VIP Growth Division                               10.661200    3,203,599.234           7.940442    2,207,407.543
----------------------------------------------------------------------------------------------------------------
VIP Overseas Division                              8.461618      429,458.143           6.198469      383,711.802
----------------------------------------------------------------------------------------------------------------
VIP High Income Division                           5.913130      489,147.053           5.539235      499,418.431
----------------------------------------------------------------------------------------------------------------
VIP Investment Grade Bond Division                 5.577490      753,885.153           5.697816      598,142.445
----------------------------------------------------------------------------------------------------------------
VIP Asset Management Division                      7.233023      996,623.017           6.637330      820,384.014
----------------------------------------------------------------------------------------------------------------
VIP Index 500 Division                             9.426802    4,500,013.867           8.068819    3,224,828.925

VIP Contrafund Division                            9.153727    2,199,553.090           7.616094    1,551,801.391
----------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Division                      12.413058    2,040,810.345           7.480252    1,603,086.538
----------------------------------------------------------------------------------------------------------------
MFS Research Division                              8.369200    2,556,909.644           6.947903    2,214,457.803
----------------------------------------------------------------------------------------------------------------
MFS Investors Trust Division                       7.826816    1,889,006.279           7.509227    1,338,495.686
----------------------------------------------------------------------------------------------------------------
MFS Total Return Division                          6.480519    2,758,393.463           6.428500    2,294,197.590
----------------------------------------------------------------------------------------------------------------
MFS Utilities Division                             9.047170    1,358,316.382           7.039749      903,586.363
----------------------------------------------------------------------------------------------------------------
MFS Capital Opportunities Division                10.856459      903,043.246           7.586221      623,561.279

                                                              ACCUMULATION
                                            ACCUMULATION          UNITS
                                           UNIT VALUES AT    OUTSTANDING AT
                                              12/31/97          12/31/97
----------------------------------------------------------------------------
VIP Money Market Division                          5.135970      415,509.494
----------------------------------------------------------------------------
VIP Equity-Income Division                         5.985980      945,566.406
----------------------------------------------------------------------------
VIP Growth Division                                5.649417      755,693.779
----------------------------------------------------------------------------
VIP Overseas Division                              5.543038      193,892.485
----------------------------------------------------------------------------
VIP High Income Division                           5.887938      186,285.494
----------------------------------------------------------------------------
VIP Investment Grade Bond Division                 5.320313       71,989.003
----------------------------------------------------------------------------
VIP Asset Management Division                      5.781643      228,526.370
----------------------------------------------------------------------------
VIP Index 500 Division                             6.208421      680,586.571
----------------------------------------------------------------------------
VIP Contrafund Division                            5.827669      433,486.182
----------------------------------------------------------------------------
MFS Emerging Growth Division                       5.499672      383,221.628
----------------------------------------------------------------------------
MFS Research Division                              5.612867      780,716.403
----------------------------------------------------------------------------
MFS Investors Trust Division                       6.087188      228,415.897
----------------------------------------------------------------------------
MFS Total Return Division                          5.734076      626,024.152
----------------------------------------------------------------------------
MFS Utilities Division                             6.008398      151,828.853
----------------------------------------------------------------------------
MFS Capital Opportunities Division                 5.989512      100,943.472

                            OTHER INFORMATION ON FILE

          A Registration Statement has been filed with the SEC under the Securities Act of 1933 with respect to the Contracts discussed in this Prospectus. Not all of the information set forth in the Registration Statement and its exhibits has been included in this Prospectus. Statements contained in this Prospectus concerning the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, refer to the instruments filed with the SEC.

          A Statement of Additional Information is available from us on request. Its contents are as follows:

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

General Information............................................................2
Regulation and Reserves........................................................2
Principal Underwriter..........................................................3
Administration of the Contracts................................................3
Legal Matters..................................................................3
Tax Status of the Contracts....................................................4
Limitations on Annuity Payment Options.........................................4
Annuity Payments...............................................................7
     A.  Gender of Annuitant...................................................7
     B.  Misstatement of Age or Sex and Other Errors...........................7
Change of Investment Adviser or Investment Policy..............................7
Financial Statements...........................................................8
Index to Financial Statements..................................................8

                                   PROSPECTUS

                                 The Chairman(R)
                Combination Fixed And Variable Annuity Contracts

                                   offered by

                     American General Life Insurance Company
                              2727-A Allen Parkway
                              Houston, Texas 77019

                        Complete and return this form to:

     American General Life Insurance Company
     Annuity Service Center
     P.O. Box 1401
     Houston, Texas  77251-1401
     (800) 200-3101

     Please send me the Statement of Additional Information dated January 2, 2003 for Separate Account VA-1.

             _____________________________________________________
                                     (Name)

             _____________________________________________________
                                    (Street)

             _____________________________________________________
             (City)                 (State)             (Zip Code)

                            SEPARATE ACCOUNT VA-1 OF
                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                                 THE CHAIRMAN(R)
                Combination Fixed And Variable Annuity Contracts
                                   Offered by

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                   2727-A Allen Parkway, Houston, Texas 77019
                                 (800) 200-3101
                       STATEMENT OF ADDITIONAL INFORMATION

                              Dated January 2, 2003

     This Statement of Additional Information is not a prospectus. It should be read with the Prospectus for Separate Account VA-1 of American General Life Insurance Company (the "Separate Account") concerning The Chairman flexible payment deferred individual annuity contracts ("Contracts") investing in certain mutual fund Portfolios of the Variable Insurance Products Fund, and MFS Variable Insurance Trust, dated April 30, 2002 and May 1, 2002, respectively. A copy of the Prospectus for the Contracts, and any supplements thereto, may be obtained by contacting American General Life Insurance Company ("AGL") at its Administrative Office located at 2929 Allen Parkway, Houston, Texas 77019-2155; mailing address - P.O. Box 1401, Houston, Texas 77251-1401; telephone numbers -
(800) 200-3101 or (713) 831-3310. An Owner has the option of receiving benefits on a fixed basis through AGL's Fixed Account or through AGL's Separate Account. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Glossary."

                                TABLE OF CONTENTS

General Information ................................................   2
Regulation and Reserves ............................................   2
Principal Underwriter ..............................................   3
Administration of the Contracts ....................................   3
Legal Matters ......................................................   3
Tax Status of the Contracts ........................................   4
Limitations on Annuity Payment Options .............................   4
Annuity Payments ...................................................   7
     A.  Gender of Annuitant .......................................   7
     B.  Misstatement of Age or Sex and Other Errors ...............   7
Change of Investment Adviser or Investment Policy ..................   7
Financial Statements ...............................................   8
Index to Financial Statements .....................................    8

                               GENERAL INFORMATION

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AGL and its affiliates. AGL is obligated to pay all amounts promised to Contract owners under the Contracts. These commitments under the Contracts are AGL's, and AIG has no legal obligation to back those commitments.

     On December 31, 2002 an affiliate of AGL, The American Franklin Life Insurance Company ("American Franklin") merged with AGL. Prior to this date, the Contracts were issued by American Franklin.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

                             REGULATION AND RESERVES

     AGL is subject to regulation and supervision by the insurance departments of the states in which it is licensed to do business. This regulation covers a variety of areas, including benefit reserve requirements, adequacy of insurance company capital and surplus, various operational standards, and accounting and financial reporting procedures. AGL's operations and accounts are subject to periodic examination by insurance regulatory authorities.

     Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for insurance contract losses, if covered, incurred by insolvent companies. The amount of any future assessments of AGL under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

     Although the federal government generally has not directly regulated the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Federal measures that may adversely affect the insurance business include employee benefit regulation, tax law changes affecting the taxation of insurance companies or of insurance products, changes in the relative desirability of various personal investment vehicles, and removal of impediments on the entry of banking institutions into the business of insurance. Also, both the executive and legislative branches of the federal government have under consideration various insurance regulatory matters, which could ultimately result in direct federal regulation of some aspects of the insurance business. It is not possible to predict whether this will occur or, if so, what the effect on AGL would be.

     Pursuant to state insurance laws and regulations, AGL is obligated to carry on its books, as liabilities, reserves to meet its obligations under outstanding insurance contracts. These reserves are based on assumptions about, among other things, future claims experience and investment returns. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the Contracts, if AGL were to incur claims or expenses at rates significantly higher than expected, for example, due to acquired immune deficiency syndrome or other infectious diseases or catastrophes, or significant unexpected losses on its investments.

                              PRINCIPAL UNDERWRITER

     American General Equity Services Corporation (formerly known as Franklin Financial Services Corporation) ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and an affiliate of AGL, is the principal underwriter and distributor of the Contracts for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates. Pursuant to AGESC's Distribution Agreement with AGL, the Company reimburses AGESC for reasonable sales expenses, including overhead expenses. No sales commissions were paid to AGESC for the years 1999, 2000 and 2001.

     The securities offered pursuant to the Contracts are offered on a continuous basis.

                         ADMINISTRATION OF THE CONTRACTS

     While AGL has primary responsibility for all administration of the Contracts, American General Life Companies, LLC ("AGLC") has agreed pursuant to a services agreement among some of its affiliates to provide all administrative services in connection with the Contracts, including the issuance of the Contracts and the maintenance of Owners' records. AGL and AGLC are parties to the services agreement. Pursuant to such agreement, AGL reimburses AGLC for the costs and expenses which AGLC incurs in providing such administrative services in connection with the Contracts, but neither AGL nor AGLC incurs a loss or realizes a profit by reason thereof. During 2001, 2000, and 1999, $86,168,095, $73,483,037 and $63,794,324, respectively, was paid by AGL to AGLC for these services. AGL's ability to administer the Contracts could be adversely affected should AGLC terminate or be unable to continue providing administrative services pursuant to the services agreement.

     AGLC, an affiliate of AGL, is a Delaware LLC established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191.

                                  LEGAL MATTERS

     Lauren W. Jones, Esquire, Deputy General Counsel of AGLC, an affiliate of AGL has opined as to the validity of the Policies.

                           TAX STATUS OF THE CONTRACTS

     Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

     Diversification Requirements. Federal tax laws require that the investments of each investment division of the separate account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

     Owner Control. In certain circumstances, Owners of variable annuity contracts have been considered for Federal income tax purposes to be the Owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract Owners have been currently taxed on income and gains attributable to the Variable Account assets. There is little guidance in this area, and some features of our contracts, such as the flexibility of an Owner to allocate purchase payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the contracts do not give Owners investment control over separate account assets, we reserve the right to modify the contracts as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the contract.

                     LIMITATIONS ON ANNUITY PAYMENT OPTIONS

     Limitations on Choice of Annuity Payment Option. Described below are certain limitations on Annuity Payment Options based on AGL's current understanding of the distribution rules generally applicable to Non-Qualified Contracts, Section 457 Contracts and to Qualified Contracts. Various questions exist, however, about the application of the distribution rules to distributions from the Contracts and their effect on Annuity Payment Option availability thereunder.

     The Internal Revenue Service has proposed regulations relating to required distributions from Section 457 Plans and Qualified Plans. These proposed regulations may limit the availability of the Annuity Payment Options for Contracts issued in connection with such plans. The proposed regulations are generally effective for calendar years after 1984; persons contemplating the purchase of a Contract should consult a qualified tax advisor concerning the effect of the proposed regulations on the Annuity Payment Option or Options he or she is contemplating.

     First Option -- Life Annuity. Under Qualified Contracts, if the Annuitant dies before annuity payments have commenced, this Annuity Payment Option is available to the beneficiary only if the beneficiary is an individual designated in the Contract and distributions to the beneficiary begin not later than one year after the date of the Annuitant's death (except that distributions to a designated beneficiary who is the surviving spouse of the Annuitant need not commence earlier than the date on which the Annuitant would have attained age 70 1/2). If the surviving spouse of the Annuitant is the designated beneficiary and such surviving spouse dies before annuity payments to such spouse have commenced, the surviving spouse generally will be treated as the Annuitant for purposes of the distribution requirements.

     Under Non-Qualified Contracts, if any Owner dies before annuity payments have commenced, this Annuity Payment Option is available to a non-spouse designated beneficiary only if the beneficiary is an individual designated in the Contract and distributions to the designated beneficiary begin not later than one year after the date of the Owner's death (or the substituted surviving spouse's death, as the case may be). If the surviving spouse of the Owner is the designated beneficiary, the distribution requirements are applied as if the surviving spouse was the Owner.

     Under Section 457 Contracts, if the Annuitant dies before annuity payments have commenced, this Annuity Payment Option is not available to the beneficiary unless the designated beneficiary is the surviving spouse of the Annuitant and distributions to the designated beneficiary begin not later than the later of
(i) one year after the date of the Annuitant's death or (ii) the date on which the Annuitant would have attained age 70 1/2.

     Second Option -- Life Annuity with Payment for a Fixed Term of Years. Under Qualified Contracts, this Annuity Payment Option is available only if the selected period does not extend beyond the life expectancy of the Annuitant (or the joint life expectancies of the Annuitant and his or her designated beneficiary). Further, if the Annuitant dies before annuity payments have commenced, this Annuity Payment Option is not available to a beneficiary unless
(i) the beneficiary is an individual designated in the Contract, (ii) the selected period does not extend beyond the life expectancy of the designated beneficiary and (iii) the distribution to the designated beneficiary commences not later than one year after the date of the Annuitant's death (except that distributions to a designated beneficiary who is the surviving spouse of the Annuitant need not commence earlier than the date on which the Annuitant would have attained age 70 1/2). If the surviving spouse of the Annuitant is the designated beneficiary and the surviving spouse dies before annuity payments to such spouse have commenced, the surviving spouse generally will be treated as the Annuitant for purposes of the distribution requirements. This Annuity Payment Option is available in connection with Individual Retirement Annuities or in connection with Section 403(b) annuity purchase plans only if certain minimum distribution incidental benefit requirements of the proposed regulations are met.

     Under Non-Qualified Contracts, if any Owner dies before annuity payments have commenced, this Annuity Payment Option is available to a non-spouse designated beneficiary only if the beneficiary is an individual designated in the Contract, distributions to the designated beneficiary begin not later than one year after the date of the Owner's death (or the substituted surviving spouse's death, as the case may be), and the selected period does not extend beyond the life expectancy of the designated beneficiary. If the surviving spouse of the deceased Owner is the designated beneficiary, the distribution requirements are applied as if the surviving spouse was the Owner.

     Under Section 457 Contracts, this Annuity Payment Option is not available unless the selected period does not extend beyond the life expectancy of the Annuitant (or the joint life expectancy of the Annuitant and his or her designated beneficiary who is an individual designated in the Contract). Further, if the Annuitant dies before annuity payments have commenced, this Annuity Payment Option is not available to the beneficiary unless (a) the designated beneficiary is the surviving spouse of the Annuitant, (b) the selected period does not extend beyond the life expectancy of the designated beneficiary and (c) distributions to the designated beneficiary begin not later than the later of (i) one year after the date of the Annuitant's death or (ii) the date on which the Annuitant would have attained age 70 1/2. This Annuity Payment Option is also not available under Section 457 Contracts unless certain minimum distribution rules similar to the minimum distribution incidental benefit requirements of proposed regulations are met.

     Third Option -- Joint and Last Survivor Life Annuity. Under Section 457 Contracts and Qualified Contracts, this Annuity Payment Option is available only if the secondary annuitant is the spouse of the Annuitant or if certain minimum distribution incidental benefit requirements of the proposed regulations are met. Further, if the Annuitant dies before annuity payments have commenced, this Annuity Payment Option is not available to a beneficiary. Under Non-Qualified Contracts, if any Owner dies before Annuity payments have commenced, this Annuity Payment Option is available only if the designated beneficiary is the surviving spouse of the deceased Owner.

     Fourth Option -- Income Payments for a Fixed Term of Years. Under Qualified Contracts, this Annuity Payment Option is available only if the limitations described in the Second Option, above, applicable to such Qualified Contracts, are satisfied, except that this Annuity Payment Option is otherwise available to a designated beneficiary where the Annuitant dies before annuity payments have commenced if the designated period does not exceed a period that terminates five years after the death of the Annuitant or the substituted surviving spouse, as the case may be. In addition, this Annuity Payment Option is not available if the number of years in the selected period over which Annuity payments would otherwise be paid plus the attained age of the Annuitant at the Annuity Commencement Date would exceed 95.

     Under Non-Qualified Contracts this Annuity Payment Option is not available to a beneficiary where the Annuitant dies before annuity payments have commenced, unless either the limitations described in the Second Option, above, applicable to such Non-Qualified Contracts are satisfied, or the selected period does not exceed a period that terminates five years after the death of the Annuitant or the substituted surviving spouse, as the case may be.

     Under Section 457 Contracts this Annuity Payment Option is not available unless the limitations described in the Second Option, above, applicable to
Section 457 Contracts, are satisfied. This Annuity Payment Option is also available to a designated beneficiary where the Annuitant dies before Annuity payments have commenced if the designated period does not exceed a period that terminates five years after the death of the Annuitant. If the surviving spouse of the Annuitant is the designated beneficiary and the surviving spouse dies before annuity payments to such spouse have commenced, the surviving spouse will be treated as the Annuitant for purposes of the preceding sentence. In addition, this Annuity Payment Option is not available if the number of years in the selected period over which annuity payments would otherwise be paid plus the attained age of the Annuitant at the Annuity Commencement Date would exceed 95.

     Fifth Option - Payments of a Specified Dollar Amount. This Annuity Payment Option is not available to a beneficiary under a Non-Qualified Contract where the Annuitant dies before annuity payments have commenced, unless the amount selected results in a distribution period which either satisfies the limitations described in the Second Option, above, applicable to Non-Qualified Contracts, or which terminates not more than five years after the death of the Annuitant or the substitute surviving spouse, as the case may be.

                                ANNUITY PAYMENTS

A. Gender of Annuitant

     When annuity payments are based on life expectancy, the amount of each annuity payment ordinarily will be higher if the Annuitant or other measuring life is a male, as compared with a female under an otherwise identical Contract. This is because, statistically, females tend to have longer life expectancies than males.

     However, there will be no differences between males and females in any jurisdiction, including Montana, where such differences are not permitted. AGL will also make available Contracts with no such differences in connection with certain employer-sponsored benefit plans. Employers should be aware that, under most such plans, Contracts that make distinctions based on gender are prohibited by law.

B. Misstatement of Age or Sex and Other Errors

     If the age or sex of an Annuitant has been misstated to AGL, the benefits payable will be those which the purchase payments paid would have purchased at the correct age and sex. If AGL made any overpayments because of incorrect information about age or sex, or any error or miscalculation, AGL will deduct the overpayment from the next payment or payments due. AGL will add any underpayments to the next payment. The amount of any adjustment will be credited or charged with interest at the assumed interest rate used in the Contract's annuity tables.

                CHANGE OF INVESTMENT ADVISER OR INVESTMENT POLICY

     Unless otherwise required by law or regulation, neither the investment adviser to any Portfolio nor any investment policy may be changed without the consent of AGL. If required, approval of or change of any investment objective will be filed with the insurance department of each state where a Contract has been delivered. The Owner (or, after annuity payments start, the payee) will be notified of any material investment policy change that has been approved. Owners will be notified of any investment policy change prior to its implementation by the Separate Account if such Owners' consent or vote is required for such change.

Dividends

We pay no dividends on the Policies offered by this Prospectus.

                              FINANCIAL STATEMENTS

     The statement of net assets as of December 31, 2001 and the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years then ended of the Separate Account, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein.

     The proforma financial statements of AGL reflecting the merger of All American Life Insurance Company ("AAL"), American Franklin, The Franklin Life Insurance Company ("FL") and AGL for the year ended December 31, 2001, appearing herein are unaudited.

     The consolidated balance sheet of AGL at December 31, 2001 and 2000 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein.

     The balance sheet of American Franklin and the consolidated balance sheet of FL at December 31, 2001 and 2000 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, and the statutory-basis balance sheet of AAL at December 31, 2001 and 2000, and the related statutory-basis statements of income, changes in capital and surplus and cash flow for the years then ended appearing elsewhere herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein.

     In 2002, due to AIG's acquisition of AGL and affiliated companies, AGL changed its independent auditor from Ernst & Young LLP to PricewaterhouseCoopers LLP ("PWC"). AIG has been using PWC as its corporate-wide auditing firm.

                          INDEX TO FINANCIAL STATEMENTS

The following is an index to the financial statements that are included in this
Statement:


I.       Separate Account VA-1 Financial Statements                                      Page No.
         ------------------------------------------                                      --------

         Report of Independent Auditors                                                  VA-1-1

                   Audited Financial Statements:

                   Statement of Net Assets, December 31, 2001                            VA-1-2

                   Statement of Operations for the year ended December 31, 2001          VA-1-5

                   Statement of Changes in Net Assets for the years ended
                           December 31, 2001 and 2000                                                                   VA-1-8

                  Notes to Financial Statements                                                                        VA-1-11

II.      AGL Proforma Financial Statements                                                                             Page No.
         ----------------------------------                                                                            --------

         These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
         2002. They will not appear in future filings.

         Introduction                                                                                                        P-1

         Elimination of Inter-company Preferred Stock                                                                        P-1

         Balance Sheet, December 31, 2001                                                                                    P-2

         Income Statement, December 31, 2001                                                                                 P-3

         Notes to Unaudited Pro-forma Consolidated Financial Statements                                                      P-4

III.     AGL Consolidated Financial Statements                                                                          Page No.
         -------------------------------------                                                                          --------

         You should consider the financial statements of AGL that we include in this Statement primarily as bearing on the ability of AGL to meet its obligations under the Contracts.

         Report of Ernst & Young LLP Independent Auditors                                                                    F-1

         Consolidated Balance Sheets as of December 31, 2001 and 2000                                                        F-2

         Consolidated Statements of Income for the years ended December 31, 2001, 2000, and 1999                             F-4

         Consolidated Statements of Shareholder's Equity for the years ended December 31, 2001, 2000, and 1999               F-5

         Consolidated Statements of Comprehensive Income for the years ended December 31, 2001, 2000, and 1999               F-6

         Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999                         F-7

         Notes to Consolidated Financial Statements                                                                          F-8

IV.      AAL Statutory Financial Statements                                                              Page No.
         ----------------------------------                                                              --------

         These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
         2002. They will not appear in future filings.

         Report of Independent Auditors                                                                         1

         Balance Sheet-Statutory Basis for the years ended December 31, 2001 and 2000                           2

         Statements of Income-Statutory-Basis for the years ended                                               4
                  December 31, 2001 and 2000

         Statements of Changes in Capital and Surplus-Statutory Basis                                           5

         Statements of Cash Flows-Statutory-Basis for the Years ended                                           6
                  December 31, 2001 and 2000

         Notes to Statutory-Basis Financial Statements                                                          7

V.       American Franklin Financial Statements                                                          Page No.
         --------------------------------------                                                          --------

         These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
         2002. They will not appear in future filings.

         Report of Independent Auditors                                                                       F-1

         Statement of Income for the years ended December 31, 2001, 2000 and 1999                             F-2

         Balance Sheet, December 31, 2001 and 2000                                                            F-3

         Statement of Shareholder's Equity for the years ended December 31, 2001, 2000 and                    F-4
         1999

         Statement of Comprehensive Income for the years ended December 31, 2001, 2000                        F-4
         and 1999

         Statement and Cash Flows for the years ended December 31, 2001, 2000 and 1999                        F-5

         Notes to Financial Statements                                                                        F-6

VI.      FL Financial Statements                                                                         Page No.
         -----------------------                                                                         --------

         These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
         2002. They will not appear in future filings.

         Report of Independent Auditors                                                                         1

         Consolidated Statement of Income for the years ended December 31, 2001, 2000 and 1999
                                                                                                                2

         Consolidated Balance Sheet, December 31, 2001 and 2000                                                 3

         Consolidated Statement of Shareholder's Equity for the years ended
         December 31, 2001, 2000 and 1999                                                                       4

         Consolidated Statement of Comprehensive Income for the years ended                                     4
         December 31, 2001, 2000 and 1999

         Consolidated Statement of Cash Flows for the years ended December 31, 2001, 2000 and 1999              5


         Notes to Consolidated Financial Statements                                                             6

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-1

                                DECEMBER 31, 2001
                                  ANNUAL REPORT

                          Separate Account VA-1 Funding
                                The Chairman(TM)
                Combination Fixed and Variable Annuity Contracts

                          Principal office located at:
                               #1 Franklin Square
                           Springfield, Illinois 62713


                      Annual Report Dated December 31, 2001

-------------------------------------------------------------------------------







The Annual Report of Separate Account VA-1 is prepared and provided by The American Franklin Life Insurance Company.

-------------------------------------------------------------------------------
This Annual Report is not to be construed as an offering for sale of any American Franklin Life contract. No offering is made except in conjunction with a prospectus which must precede or accompany this report.

                        REPORT OF INDEPENDENT AUDITORS



Board of Directors
The American Franklin Life Insurance Company
Contractowners of Separate Account VA-1

We have audited the accompanying statement of net assets of Separate Account VA-1 (comprising, respectively, the VIP Money Market, VIP Equity-Income, VIP Growth, VIP Overseas, VIP High Income, VIPII Investment Grade Bond, VIPII Asset Manager, VIPII Index 500, VIPII Contrafund, MFS Emerging Growth, MFS Research, MFS Investors Trust (formerly MFS Growth With Income), MFS Total Return, MFS Utilities and MFS Capital Opportunities Divisions) as of December 31, 2001, and the related statement of operations for the year then ended and the statement of changes in net assets for each of two years then ended. These financial statements are the responsibility of Separate Account VA-1 management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Separate Account VA-1 at December 31, 2001, and the results of their operations for the year then ended and changes in net assets for each of the two years then ended in conformity with accounting principles generally accepted in the United States.


                                                          /s/ ERNST & YOUNG LLP
                                                          ---------------------

Chicago, Illinois
March 29, 2002, except footnote 7
as to which the date is
December 20, 2002

                                     VA-1-1

The American Franklin Life Insurance Company
Separate Account VA-1
Statement of Net Assets
December 31, 2001

                                                                       Variable Insurance Products Fund
                                           ---------------------------------------------------------------------------------------
                                                   VIP                VIP                                                VIP
                                                  Money             Equity-            VIP              VIP             High
                                                  Market            Income            Growth          Overseas         Income
Assets                                           Division          Division          Division         Division        Division
                                           ---------------------------------------------------------------------------------------
Investments in Funds at fair value
     (cost: see below)                     $     13,126,476    $    19,188,717  $   21,941,975    $   1,967,223   $   1,665,688
Due from (to) general account                           591                807             806               63              66
                                           ---------------------------------------------------------------------------------------

Net assets                                 $     13,127,067    $    19,189,524  $   21,942,781    $   1,967,286   $   1,665,754
                                           =======================================================================================


Unit value                                 $           5.97    $          7.05  $         7.70    $        5.40   $        3.95
                                           =======================================================================================

Units outstanding                                 2,198,802          2,720,405       2,851,037          364,487         421,927
                                           =======================================================================================

Cost of investments                        $     13,126,476    $    20,263,218  $   28,791,951    $   2,906,695   $   2,168,031
                                           =======================================================================================

See Notes to Financial Statements

                                     VA-1-2

The American Franklin Life Insurance Company
Separate Account VA-1
Statement of Net Assets (continued)
December 31, 2001

                                                                                                                        MFS
                                                                                                                      Variable
                                                                                                                     Insurance
                                                           Variable Insurance Products Fund II                         Trust
                                        -------------------------------------------------------------------------   -------------
                                               VIPII             VIPII            VIPII               VIPII             MFS
                                            Investment           Asset            Index              Contra-          Emerging
                                            Grade Bond          Manager            500                fund             Growth
Assets                                       Division          Division          Division           Division          Division
                                        -----------------------------------------------------------------------------------------
Investments in Funds at fair value
     (cost: see below)                  $    7,860,110     $    5,858,846   $   28,505,031     $    14,595,680    $  12,837,702
Due from (to) general account                      255                248            1,052                 606              470
                                        -----------------------------------------------------------------------------------------

Net assets                              $    7,860,365     $    5,859,094   $   28,506,083     $    14,596,286    $  12,838,172
                                        =========================================================================================


Unit value                              $         6.54     $         6.52   $         7.36     $          7.45    $        6.81
                                        =========================================================================================

Units outstanding                            1,201,602            898,909        3,870,501           1,958,266        1,884,589
                                        =========================================================================================

Cost of investments                     $    7,516,524     $    6,755,359   $   30,383,684     $    17,323,120    $  17,237,640
                                        =========================================================================================

See Notes to Financial Statements

                                     VA-1-3

The American Franklin Life Insurance Company
Separate Account VA-1
Statement of Net Assets (continued)
December 31, 2001

                                                                        MFS Variable Insurance Trust
                                        -------------------------------------------------------------------------------------------
                                                                  MFS                                                    MFS
                                                MFS            Investors             MFS              MFS              Capital
                                              Research           Trust          Total Return       Utilities        Opportunities
Assets                                        Division         Division*          Division          Division          Division
                                        -------------------------------------------------------------------------------------------
Investments in Funds at fair value
     (cost: see below)                   $    13,672,846  $     9,860,295    $   17,237,417     $    9,441,076  $     8,014,869
Due from (to) general account                        607              410               701                354              355
                                        -------------------------------------------------------------------------------------------

Net assets                               $    13,673,453   $    9,860,705    $   17,238,118     $    9,441,430   $    8,015,224
                                        ===========================================================================================


Unit value                               $          6.22   $         6.44    $         7.38     $         7.21   $         7.98
                                        ===========================================================================================

Units outstanding                              2,196,575        1,531,763         2,336,485          1,308,990        1,004,972
                                        ===========================================================================================

Cost of investments                      $    17,727,433   $   11,122,692    $   16,434,240     $   12,494,543   $   10,573,884
                                        ===========================================================================================

See Notes to Financial Statements

*Formerly known as MFS Growth With Income Division.

                                     VA-1-4

The American Franklin Life Insurance Company
Separate Account VA-1
Statement of Operations
Year Ended December 31, 2001

                                                                           Variable Insurance Products Fund
                                               ------------------------------------------------------------------------------------
                                                      VIP              VIP                                                  VIP
                                                     Money           Equity-            VIP               VIP               High
                                                     Market          Income            Growth          Overseas            Income
                                                    Division        Division          Division         Division           Division
                                               ------------------------------------------------------------------------------------
Net investment income (expense)
Income
   Dividends                                    $   440,153     $     417,806     $      21,770    $      148,670     $    247,044
   Capital gains distributions                            -         1,173,837         2,046,378           234,995                -
Expenses
   Mortality and expense risk charges               161,852           313,432           342,902            34,313           31,099
                                               ------------------------------------------------------------------------------------
Net investment income (expense)                     278,301         1,278,211         1,725,246           349,352          215,945

Net realized and unrealized gain (loss) on
   investments
   Net realized gain (loss)                               -          (689,546)         (669,299)         (217,482)        (834,165)
   Net unrealized appreciation (depreciation)
        Beginning of year                                 -         1,310,199           690,076          (180,317)        (750,369)

        End of year                                       -        (1,074,501)       (6,849,976)         (939,472)        (502,343)
                                               ------------------------------------------------------------------------------------

   Net change in unrealized appreciation
        (depreciation) during the year                    -        (2,384,700)       (7,540,052)         (759,155)         248,026
                                               ------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on
     investments                                          -        (3,074,246)       (8,209,351)         (976,637)        (586,139)
                                               ------------------------------------------------------------------------------------
Net increase (decrease) in net assets
     from operations                            $   278,301     $  (1,796,035)    $  (6,484,105)   $     (627,285)    $   (370,194)
                                               ====================================================================================

See Notes to Financial Statements

                                     VA-1-5

The American Franklin Life Insurance Company
Separate Account VA-1
Statement of Operations (continued)
Year Ended December 31, 2001


                                                                                                                           MFS
                                                                                                                        Variable
                                                                                                                        Insurance
                                                              Variable Insurance Products Fund II                         Trust
                                               -------------------------------------------------------------------   -------------
                                                     VIPII             VIPII           VIPII            VIPII              MFS
                                                   Investment          Asset           Index           Contra-          Emerging
                                                   Grade Bond         Manager           500              fund            Growth
                                                    Division         Division         Division         Division         Division
                                               -----------------------------------------------------------------------------------
Net investment income (expense)
Income
   Dividends                                   $     228,808     $    278,537    $     405,215    $      144,398   $         604
   Capital gains distributions                             -          104,451                -           509,638       1,011,281
Expenses
   Mortality and expense risk charges                 95,455           86,955          451,400           230,252         221,915
                                               -----------------------------------------------------------------------------------
Net investment income (expense)                      133,353          296,033          (46,185)          423,784         789,970

Net realized and unrealized gain (loss) on
    investments
   Net realized gain (loss)                            5,841         (213,108)         494,440           (57,170)        372,228
   Net unrealized appreciation (depreciation)
        Beginning of year                             66,924         (398,806)       3,850,338           315,117       4,863,431

        End of year                                  343,586         (896,513)      (1,878,653)       (2,727,440)     (4,399,938)
                                               -----------------------------------------------------------------------------------

   Net change in unrealized appreciation
        (depreciation) during the year               276,662         (497,707)      (5,728,991)       (3,042,557)     (9,263,369)
                                               -----------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on
   investments                                       282,503         (710,815)      (5,234,551)       (3,099,727)     (8,891,141)
                                               -----------------------------------------------------------------------------------
Net increase (decrease) in net assets
   from operations                             $     415,856     $   (414,782)   $  (5,280,736)   $   (2,675,943)  $  (8,101,171)
                                               ===================================================================================

See Notes to Financial Statements

                                     VA-1-6

The American Franklin Life Insurance Company
Separate Account VA-1
Statement of Operations (continued)
Year Ended December 31, 2001

                                                                             MFS Variable Insurance Trust
                                                ------------------------------------------------------------------------------------
                                                                      MFS              MFS                                 MFS
                                                      MFS          Investors          Total              MFS             Capital
                                                    Research         Trust            Return          Utilities       Opportunities
                                                    Division       Division*         Division          Division          Division
                                                ------------------------------------------------------------------------------------
Net investment income (expense)
Income
    Dividends                                   $       2,247  $       58,138    $     396,193     $    415,096    $           -
    Capital gains distributions                     2,159,064         298,405          584,985        1,088,581          838,962
Expenses
    Mortality and expense risk charges                229,476         159,870          256,220          171,628          134,772
                                                ------------------------------------------------------------------------------------
Net investment income (expense)                     1,931,835         196,673          724,958        1,332,049          704,190

Net realized and unrealized gain (loss) on
    investments
    Net realized gain (loss)                          (11,900)       (105,451)         175,856          290,183          253,600
    Net unrealized appreciation (depreciation)
          Beginning of year                         2,481,794       1,128,170        1,943,697        1,933,594        1,368,287

          End of year                              (4,054,587)     (1,262,397)         803,177       (3,053,467)      (2,559,015)
                                                ------------------------------------------------------------------------------------

     Net change in unrealized appreciation
          (depreciation) during the year           (6,536,381)     (2,390,567)      (1,140,520)      (4,987,061)      (3,927,302)
                                                ------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on
    investments                                    (6,548,281)     (2,496,018)        (964,664)      (4,696,878)      (3,673,702)
                                                ------------------------------------------------------------------------------------
Net increase (decrease) in net assets
    from operations                             $  (4,616,446) $   (2,299,345)   $    (239,706)    $ (3,364,829)   $  (2,969,512)
                                                ====================================================================================

See Notes to Financial Statements

*Formerly known as MFS Growth With Income Division.

                                     VA-1-7

The American Franklin Life Insurance Company
Separate Account VA-1
Statement of Changes in Net Assets

                                                                         Variable Insurance Products Fund
                                              -------------------------------------------------------------------------------------
                                                      VIP              VIP                                                VIP
                                                     Money           Equity-            VIP               VIP            High
                                                     Market          Income            Growth           Overseas        Income
                                                    Division        Division          Division          Division       Division
                                              -------------------------------------------------------------------------------------
Year Ended December 31, 2001
Change in net assets
From operations:
       Net investment income (expense)         $      278,301   $    1,278,211   $    1,725,246    $      349,352   $     215,945
       Net realized gain (loss) on
           investments                                      -         (689,546)        (669,299)         (217,482)       (834,165)
       Net change in unrealized appreciation
           (depreciation)  on investments                   -       (2,384,700)      (7,540,052)         (759,155)        248,026
                                              -------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
       operations                                     278,301       (1,796,035)      (6,484,105)         (627,285)       (370,194)
From contract related transactions:
       Net contract purchase payments                 180,101          352,707          420,110            17,832         123,779
       Withdrawals                                 (1,915,628)      (2,184,202)      (2,297,180)         (146,869)       (177,070)
       Transfers between Separate Account
           VA-1 divisions, net                      6,850,364       (2,837,797)      (1,833,216)         (453,832)        126,045
                                              -------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
       contract related transactions                5,114,837       (4,669,292)      (3,710,286)         (582,869)         72,754
                                              -------------------------------------------------------------------------------------
Net increase (decrease) in net assets               5,393,138       (6,465,327)     (10,194,391)       (1,210,154)       (297,440)
Net assets, beginning of year                       7,733,929       25,654,851       32,137,172         3,177,440       1,963,194
                                              -------------------------------------------------------------------------------------
Net assets, end of year                        $   13,127,067   $   19,189,524   $   21,942,781    $    1,967,286   $   1,665,754
                                              =====================================================================================

Year Ended December 31, 2000
Change in net assets
From operations:
       Net investment income (expense)         $      415,675   $    1,695,106   $    3,181,162    $      331,860   $     159,830
       Net realized gain (loss) on
           investments                                      -           (2,671)       1,302,046            53,966        (185,353)
       Net change in unrealized appreciation
           (depreciation) on investments                    -          282,163       (8,244,936)       (1,103,373)       (617,612)
                                              -------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
       operations                                     415,675        1,974,598       (3,761,728)         (717,547)       (643,135)
From contract related transactions:
       Net contract purchase payments               2,025,995        1,255,636        3,423,918           322,217         120,186
       Withdrawals                                 (1,923,908)      (1,832,217)      (3,684,474)         (278,903)       (293,604)
       Transfers between Separate Account
           VA-1 divisions, net                     (6,113,054)      (1,002,882)       2,005,244           217,762        (112,643)
                                              -------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
       contract related transactions               (6,010,967)      (1,579,463)       1,744,688           261,076        (286,061)
                                              -------------------------------------------------------------------------------------
Net increase (decrease) in net assets              (5,595,292)         395,135       (2,017,040)         (456,471)       (929,196)
Net assets, beginning of year                      13,329,221       25,259,716       34,154,212         3,633,911       2,892,390
                                              -------------------------------------------------------------------------------------
Net assets, end of year                        $    7,733,929   $   25,654,851   $   32,137,172    $    3,177,440   $   1,963,194
                                              =====================================================================================

See Notes to Financial Statements

                                     VA-1-8

The American Franklin Life Insurance Company
Separate Account VA-1
Statement of Changes in Net Assets (continued)

                                                                                                                            MFS
                                                                                                                          Variable
                                                                                                                         Insurance
                                                                Variable Insurance Products Fund II                        Trust
                                              ----------------------------------------------------------------------   -------------
                                                     VIPII           VIPII            VIPII             VIPII               MFS
                                                  Investment         Asset            Index            Contra-            Emerging
                                                  Grade Bond        Manager            500               fund              Growth
                                                   Division         Division         Division          Division           Division
                                              --------------------------------------------------------------------------------------
Year Ended December 31, 2001
Change in net assets
From operations:
    Net investment income (expense)            $      133,353   $     296,033    $      (46,185) $      423,784      $      789,970
    Net realized gain (loss) on investments             5,841        (213,108)          494,440         (57,170)            372,228
    Net change in unrealized appreciation
        (depreciation) on investments                 276,662        (497,707)       (5,728,991)     (3,042,557)         (9,263,369)
                                              --------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
    operations                                        415,856        (414,782)       (5,280,736)     (2,675,943)         (8,101,171)
From contract related transactions:
    Net contract purchase payments                     44,017          73,626           596,366         430,759             403,607
    Withdrawals                                      (840,750)       (470,422)       (2,307,029)     (1,112,471)         (1,573,832)
    Transfers between Separate Account
        VA-1 divisions, net                         4,014,778        (374,757)       (2,974,116)     (2,160,787)         (1,433,135)
                                              --------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
    contract related transactions                   3,218,045        (771,553)       (4,684,779)     (2,842,499)         (2,603,360)
                                              --------------------------------------------------------------------------------------
Net increase (decrease) in net assets               3,633,901      (1,186,335)       (9,965,515)     (5,518,442)        (10,704,531)
Net assets, beginning of year                       4,226,464       7,045,429        38,471,598      20,114,728          23,542,703
                                              --------------------------------------------------------------------------------------
Net assets, end of year                        $    7,860,365   $   5,859,094    $   28,506,083  $   14,596,286      $   12,838,172
                                              ======================================================================================

Year Ended December 31, 2000
Change in net assets
From operations:
    Net investment income (expense)            $      231,582   $     669,467    $      138,464  $    2,396,103      $    1,244,078
    Net realized gain (loss) on investments           (28,775)        (42,184)        1,164,727         387,593           1,110,708
    Net change in unrealized appreciation
        (depreciation) on investments                 179,253        (951,970)       (5,106,277)     (4,084,792)         (6,831,405)
                                              --------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
    operations                                        382,060        (324,687)       (3,803,086)     (1,301,096)         (4,476,619)
From contract related transactions:
    Net contract purchase payments                    161,012         631,334         3,645,883       2,233,641           2,435,376
    Withdrawals                                      (301,937)       (420,601)       (3,382,551)     (1,739,414)         (2,110,863)
    Transfers between Separate Account
        VA-1 divisions, net                          (219,458)        (49,214)         (409,388)        787,488           2,362,112
                                              --------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
       contract related transactions                 (360,383)        161,519          (146,056)      1,281,715           2,686,625
                                              --------------------------------------------------------------------------------------
Net increase (decrease) in net assets                  21,677        (163,168)       (3,949,142)        (19,381)         (1,789,994)
Net assets, beginning of year                       4,204,787       7,208,597        42,420,740      20,134,109          25,332,697
                                              --------------------------------------------------------------------------------------
Net assets, end of year                        $    4,226,464   $   7,045,429    $   38,471,598  $   20,114,728      $   23,542,703
                                              ======================================================================================

See Notes to Financial Statements

                                     VA-1-9

The American Franklin Life Insurance Company
Separate Account VA-1
Statement of Changes in Net Assets (continued)

                                                                          MFS Variable Insurance Trust
                                             ---------------------------------------------------------------------------------------
                                                                     MFS              MFS                                MFS
                                                   MFS            Investors          Total               MFS           Capital
                                                 Research           Trust            Return           Utilities     Opportunities
                                                 Division         Division*         Division           Division        Division
                                             ---------------------------------------------------------------------------------------
Year Ended December 31, 2001
Change in net assets
From operations:
   Net investment income (expense)           $     1,931,835    $     196,673   $        724,958    $   1,332,049   $     704,190
   Net realized gain (loss)  on investments          (11,900)        (105,451)           175,856          290,183         253,600
   Net change in unrealized appreciation
      (depreciation) on investments               (6,536,381)      (2,390,567)        (1,140,520)      (4,987,061)     (3,927,302)
                                             ---------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
   operations                                     (4,616,446)      (2,299,345)          (239,706)      (3,364,829)     (2,969,512)
From contract related transactions:
   Net contract purchase payments                    387,203          112,261            470,721          324,219         326,626
   Withdrawals                                    (1,504,909)        (972,652)        (1,836,346)      (1,165,822)       (795,488)
   Transfers between Separate Account
      VA-1 divisions, net                         (1,561,486)        (562,710)           162,465       (1,734,103)       (961,438)
                                             ---------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
   contract related transactions                  (2,679,192)      (1,423,101)        (1,203,160)      (2,575,706)     (1,430,300)
                                             ---------------------------------------------------------------------------------------
Net increase (decrease) in net assets             (7,295,638)      (3,722,446)        (1,442,866)      (5,940,535)     (4,399,812)
Net assets, beginning of year                     20,969,091       13,583,151         18,680,984       15,381,965      12,415,036
                                             ---------------------------------------------------------------------------------------
Net assets, end of year                      $    13,673,453    $   9,860,705   $     17,238,118    $   9,441,430   $   8,015,224
                                             =======================================================================================

Year Ended December 31, 2000
Change in net assets
From operations:
   Net investment income (expense)           $     1,137,732    $     (91,173)  $        561,352    $   1,048,486   $     821,055
   Net realized gain (loss) on investments           604,482          321,861            198,592          136,322         238,373
   Net change in unrealized appreciation
      (depreciation) on investments               (2,560,784)        (386,908)         1,670,193         (519,068)     (1,671,833)
                                             ---------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
   operations                                       (818,570)        (156,220)         2,430,137          665,740        (612,405)
From contract related transactions:
   Net contract purchase payments                  1,499,068          845,193            499,029        1,787,654       1,855,732
   Withdrawals                                    (1,865,438)      (1,001,697)        (1,213,923)        (970,275)       (875,326)
   Transfers between Separate Account
         VA-1 divisions, net                         754,743         (889,030)          (910,080)       1,609,927       2,243,183
                                             ---------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
   contract related transactions                     388,373       (1,045,534)        (1,624,974)       2,427,306       3,223,589
                                             ---------------------------------------------------------------------------------------
Net increase (decrease) in net assets               (430,197)      (1,201,754)           805,163        3,093,046       2,611,184
Net assets, beginning of year                     21,399,288       14,784,905         17,875,821       12,288,919       9,803,852
                                             ---------------------------------------------------------------------------------------
Net assets, end of year                      $    20,969,091    $  13,583,151   $     18,680,984    $  15,381,965   $  12,415,036
                                             =======================================================================================

See Notes to Financial Statements

*Formerly known as MFS Growth With Income Division.

                                    VA-1-10

The American Franklin Life Insurance Company
Separate Account VA-1
Notes to Financial Statements
December 31, 2001

1.   NATURE OF OPERATIONS

     The American Franklin Life Insurance Company (American Franklin) is a wholly-owned subsidiary of The Franklin Life Insurance Company which is ultimately owned by American International Group, Inc., a Delaware corporation. American Franklin established Separate Account VA-1 (Account) as a unit investment trust registered under the Investment Company Act of 1940. The Account consists of fifteen investment divisions and was established on May 22, 1996 in conformity with Illinois Insurance Law. The assets in each division are invested in units of beneficial interest (shares) of a designated portfolio (Portfolio) of three mutual funds, sponsored by Fidelity Investments (Variable Insurance Products Fund and Variable Insurance Products Fund II) and MFS Investment Management (MFS Variable Insurance Trust) (collectively, the Funds). The VIP Money Market, VIP Equity-Income, VIP Growth, VIP Overseas, and VIP High Income Divisions of the Account are invested in shares of a corresponding Portfolio of Variable Insurance Products Fund; the VIPII Investment Grade Bond, VIPII Asset Manager, VIPII Index 500, and VIPII Contrafund Divisions of the Account are invested in shares of a corresponding Portfolio of Variable Insurance Products Fund II; and the MFS Emerging Growth, MFS Research, MFS Investors Trust (formerly known as Growth with Income), MFS Total Return, MFS Utilities, and MFS Capital Opportunities Divisions of the Account are invested in shares of a corresponding Portfolio of MFS Variable Insurance Trust. The Account's financial statements should be read in conjunction with the financial statements of the Funds. The Account commenced operations on February 28, 1997. The accumulation unit value for each division was $5 at the inception of the account.

     The Account was established by American Franklin to support the operations of American Franklin's The Chairman(TM) Combination Fixed and Variable Annuity Contracts (the Contracts).

     Franklin Financial Services Corporation, a wholly-owned subsidiary of The Franklin Life Insurance Company, acts as the principal underwriter, as defined in the Investment Company Act of 1940, of the Contracts. The assets of the Account are the property of American Franklin. The portion of the Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other American Franklin business.

     The net assets of the Account may not be less than the reserves applicable to the Contracts. Assets may also be set aside in American Franklin's General Account based on the amounts allocated under the Contracts to American Franklin's Fixed Account. Additional assets are set aside in American Franklin's General Account to provide for other contract benefits.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Investments in shares of the Funds are carried at fair value. Investments in shares of the Funds are valued at the net asset values of the respective Portfolios of the Funds. Investment transactions are recorded on the trade date. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of the Account shares are determined on the specific identification method.

     The operations of the Account are included in the federal income tax return of American Franklin. Under the provisions of the Contracts, American Franklin has the right to charge the Account for federal income tax attributable to the Account, however, no charge is currently being made against the Account for such tax since, under current tax law, American Franklin pays no tax on investment income and capital gains of the Account. American Franklin retains the right to charge for any federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account may also be made.

                                    VA-1-11

The American Franklin Life Insurance Company
Separate Account VA-1
Notes to Financial Statements (continued)
December 31, 2001

3.   CONTRACT CHARGES

     Certain jurisdictions require deductions from premium payments for premium taxes. The amount of such deductions varies and may be up to 5% of the premium or purchase payment. Other jurisdictions assess a premium tax at the point of annuitization. The balance of a purchase payment remaining after any such deduction is placed by American Franklin in an account established for each contractowner. Each year American Franklin charges $30 against each contractowner's account for administrative expenses. This annual fee is currently waived if cumulative purchase payments are at least $75,000. In addition, American Franklin charges for a transfer between investment divisions in any contract year in which twelve transfers have already been made ($25 for each additional transfer in a given contract year). American Franklin assumes mortality and expense risks related to the operations of the Account and deducts a charge from the assets of the Account at an effective annual rate of 1.40% of the Account's average daily net asset value to cover these risks and to offset other administrative expenses not covered by the annual contract fee. The total charges paid by the Account to American Franklin were $2,937,000 and $3,632,000 for the years ended December 31, 2001 and 2000, respectively.

     American Franklin imposes a surrender charge on the amount of each purchase payment withdrawn during the first seven years after receipt, unless the withdrawal is exempt from the surrender charge. The maximum surrender charge is 6% of purchase payments withdrawn during the first two years after receipt; the percentage declines ratably until elimination after the seventh year.

                                    VA-1-12

The American Franklin Life Insurance Company
Separate Account VA-1
Notes to Financial Statements (continued)
December 31, 2001


4.   SUMMARY OF UNIT VALUES AND CHANGES IN OUTSTANDING UNITS

     Unit value information and a summary of changes in outstanding units is shown below:

                                                                     Variable Insurance Products Fund
                                               -----------------------------------------------------------------------------
                                                  VIP              VIP                                                VIP
                                                 Money           Equity-           VIP                 VIP            High
                                                 Market           Income          Growth             Overseas        Income
Year Ended December 31, 2001                    Division         Division        Division            Division       Division
                                               -----------------------------------------------------------------------------
Unit value, beginning of year                  $      5.81      $     7.54      $     9.57           $   6.90       $   4.51
                                               =============================================================================
Unit value, end of year                        $      5.97      $     7.05      $     7.70           $   5.40       $   3.95
                                               =============================================================================
Number of units outstanding,
  beginning of year                              1,331,256       3,404,107       3,357,135            460,319        435,418

Net contract purchase payments                      30,613          48,403          49,135              2,824         27,402

Withdrawals                                       (323,735)       (300,594)       (285,217)           (24,350)       (41,406)

Transfers between Separate Account
  VA-1 divisions, net                            1,160,668        (431,511)       (270,016)           (74,306)           513
                                               -----------------------------------------------------------------------------
Number of units outstanding,
    end of year                                  2,198,802       2,720,405       2,851,037            364,487        421,927
                                               =============================================================================

Year Ended December 31, 2000
Unit value, beginning of year                  $      5.54      $     6.96      $    10.66           $   8.46       $   5.91
                                               =============================================================================
Unit value, end of year                        $      5.81      $     7.54      $     9.57           $   6.90       $   4.51
                                               =============================================================================
Number of units outstanding,
  beginning of year                              2,405,743       3,628,549       3,203,599            429,458        489,147

Net contract purchase payments                     358,735         182,474         316,972             39,075         20,934

Withdrawals                                       (340,808)       (261,255)       (342,187)           (34,590)       (53,281)

Transfers between Separate Account
  VA-1's Divisions, net                         (1,092,414)       (145,661)        178,751             26,376        (21,382)
                                               -----------------------------------------------------------------------------
Number of units outstanding,
    end of year                                  1,331,256       3,404,107       3,357,135            460,319        435,418
                                               =============================================================================

                                    VA-1-13

The American Franklin Life Insurance Company
Separate Account VA-1
Notes to Financial Statements (continued)
December 31, 2001

4.   SUMMARY OF UNIT VALUES AND CHANGES IN OUTSTANDING UNITS (continued)

     Unit value information and a summary of changes in outstanding units is shown below:

                                                                                                                     MFS
                                                                                                                   Variable
                                                                                                                  Insurance
                                                             Variable Insurance Products Fund II                    Trust
                                              ---------------------------------------------------------------------------------
                                                  VIPII           VIPII             VIPII            VIPII           MFS
                                                Investment        Asset             Index           Contra-        Emerging
                                                Grade Bond       Manager             500              fund          Growth
Year Ended December 31, 2001                     Division        Division          Division         Division       Division
                                              ---------------------------------------------------------------------------------
Unit value, beginning of year                  $     6.12      $      6.92        $      8.55      $     8.61     $     10.46
                                              =================================================================================
Unit value, end of year                        $     6.54      $      6.52        $      7.36      $     7.45     $      6.81
                                              =================================================================================
Number of units outstanding,
  beginning of year                               690,930        1,017,678          4,497,424       2,335,871       2,249,910

Net contract purchase payments                      6,871           11,192             76,574          55,966          53,688

Withdrawals                                      (130,313)         (72,004)          (300,621)       (145,923)       (202,211)

Transfers between Separate Account
  VA-1 divisions, net                             634,114          (57,957)          (402,876)       (287,648)       (216,798)
                                              ---------------------------------------------------------------------------------
Number of units outstanding,
  end of year                                   1,201,602          898,909          3,870,501       1,958,266       1,884,589
                                              =================================================================================

Year Ended December 31, 2000

Unit value, beginning of year                  $     5.58      $      7.23        $      9.43      $     9.15     $     12.41
                                              =================================================================================

Unit value, end of year                        $     6.12      $      6.92        $      8.55      $     8.61     $     10.46
                                              ==================================================================================
Number of units outstanding,
  beginning of year                               753,885          996,623          4,500,014       2,199,553       2,040,810

Net contract purchase payments                     28,098           87,768            393,801         243,903         192,315

Withdrawals                                       (52,451)         (59,015)          (364,174)       (188,828)       (167,094)

Transfers between Separate Account
  VA-1's Divisions, net                           (38,602)          (7,698)           (32,217)         81,243         183,879
                                              ----------------------------------------------------------------------------------
Number of units outstanding,
  end of year                                     690,930        1,017,678          4,497,424       2,335,871       2,249,910
                                              ==================================================================================

                                    VA-1-14

The American Franklin Life Insurance Company
Separate Account VA-1
Notes to Financial Statements (continued)
December 31, 2001

4.   SUMMARY OF UNIT VALUES AND CHANGES IN OUTSTANDING UNITS (continued)

     Unit value information and a summary of changes in outstanding units is shown below:

                                                                         MFS Variable Insurance Trust
                                             --------------------------------------------------------------------------------------
                                                                   MFS              MFS                                MFS
                                                  MFS           Investors          Total            MFS              Capital
                                                Research          Trust           Return         Utilities         Opportunities
Year Ended December 31, 2001                    Division        Division*        Division        Division            Division
                                             --------------------------------------------------------------------------------------
Unit value, beginning of year                 $     8.06       $     7.78      $     7.46       $     9.55          $    10.56
                                             ======================================================================================
Unit value, end of year                       $     6.22       $     6.44      $     7.38       $     7.21          $     7.98
                                             ======================================================================================
Number of units outstanding,
  beginning of year                            2,602,905        1,745,948       2,503,919        1,611,445           1,176,155

Net contract purchase payments                    51,959           15,624          64,646           34,930              36,788

Withdrawals                                     (220,209)        (142,966)       (249,954)        (137,292)            (86,915)

Transfers between Separate Account
  VA-1 divisions, net                           (238,080)         (86,843)         17,874         (200,093)           (121,056)
                                             --------------------------------------------------------------------------------------
Number of units outstanding,
  end of year                                  2,196,575        1,531,763       2,336,485        1,308,990           1,004,972
                                             ======================================================================================

Year Ended December 31, 2000

Unit value, beginning of year                 $     8.37       $     7.83      $     6.48       $     9.05          $    10.86
                                             ======================================================================================

Unit value, end of year                       $     8.06       $     7.78      $     7.46       $     9.55          $    10.56
                                             ======================================================================================
Number of units outstanding,
  beginning of year                            2,556,910        1,889,006       2,758,393        1,358,316             903,043

Net contract purchase payments                   170,112          109,215          74,956          185,322             157,315

Withdrawals                                     (209,569)        (127,663)       (178,864)        (101,171)            (73,801)

Transfers between Separate Account
  VA-1 Divisions, net                             85,452         (124,610)       (150,566)         168,978             189,598
                                             --------------------------------------------------------------------------------------
Number of units outstanding,
  end of year                                  2,602,905        1,745,948       2,503,919        1,611,445           1,176,155
                                             ======================================================================================

*Formerly known as MFS Growth With Income Division.

                                    VA-1-15

The American Franklin Life Insurance Company
Separate Account VA-1
Notes to Financial Statements (continued)
December 31, 2001

5.   REMUNERATION OF MANAGEMENT

     The Account incurs no liability or expense for payments to directors, members of advisory boards, officers or any other person who might provide a service for the Account, except as described in Note 3.

6.   SUMMARY OF OTHER FINANCIAL INFORMATION

                                                                          Ratios
                                                      ---------------------------------------------
                                                        Investment                        Total
                                                          Income          Expense         Return
                                                      -------------     -----------    ------------
    Year Ended December 31, 2001

    Variable Insurance Products Fund:
       VIP Money Market Division                            3.93%          1.45%           2.75%
       VIP Equity-Income Division                           7.11           1.40           (6.50)
       VIP Growth Division                                  8.20           1.36          (19.54)
       VIP Overseas Division                               15.87           1.42          (21.74)
       VIP High Income Division                            11.34           1.43          (12.42)

    Variable Insurance Products Fund II:
       VIPII Investment Grade Bond Division                 3.42%          1.43%           6.86%
       VIPII Asset Manager Division                         6.18           1.40           (5.78)
       VIPII Index 500 Division                             1.26           1.41          (13.92)
       VIPII Contrafund Division                            4.03           1.42          (13.47)

    MFS Variable Insurance Trust:
       MFS Emerging Growth Division                         6.39%          1.40%         (34.89)%
       MFS Research Division                               13.30           1.41          (22.83)
       MFS Investors Trust Division *                       3.16           1.42          (17.22)
       MFS Total Return Division                            5.47           1.43           (1.07)
       MFS Utilities Division                              12.13           1.38          (24.50)
       MFS Capital Opportunities Division                   8.55           1.37          (24.43)

    *Formerly known as MFS Growth With Income Division

7. SUBSEQUENT EVENT

Effective December 31, 2002 American Franklin will merge with American General Life Insurance Company, another indirect, wholly-owned subsidiary of American International Group, Inc. At that time the Account name will change to the American General Life Insurance Company Separate Account VA-1.

                                    VA-1-16

                     American General Life Insurance Company

              Unaudited Pro-forma Consolidated Financial Statements

                                December 31, 2001

On December 31, 2002, the following mergers will occur: The American Franklin Life Insurance Company, an Illinois domiciled insurer ("AFL") with and into The Franklin Life Insurance Company, an Illinois domiciled insurer ("FL"); and b) the concurrent merger of FL and All American Life Insurance Company, an Illinois domiciled insurer ("AAL"), with and into American General Life Insurance Company, a Texas domiciled insurer ("AGL"). The American Franklin Life Insurance Company is a wholly owned subsidiary of FL . The primary purpose of the mergers is to reduce the complexity and costs of the current legal entity structure.

The following proforma financial statements and accompanying footnotes have been prepared in connection with the registration of AFL and FL products as AGL variable annuity and variable life insurance contracts.

The unaudited pro-forma financial statements show (i) the condensed historical statements for each of the companies involved in the merger, (ii) proforma adjustments (any adjustments necessary to arrive at the combined post-merger entity), and (iii) the proforma results (post-merger entity).

ELIMINATION OF INTER-COMPANY PREFERRED STOCK

Effective December 31, 1995, AGL purchased Franklin United Life Insurance Company (FULIC) from FL which is a wholly owned subsidiary of AGC Life Insurance Company (Parent Company). This purchase was effected by the issuance of $8,500,000 in AGL preferred stock to FL. The accounting impact on FL's financials was:

Preferred Stock - Investment in AGL         8,500,000
Common Stock - Investment in FULIC                         8,500,000

The upcoming merger of FL into AGL will require that the preferred stock of AGL held by FL be paid as a dividend to the Parent Company, AGC Life Insurance Company. The financial impact of FL paying the dividend to AGC Life is as follows:

Dividends Paid - Retained Earnings          8,500,000
Preferred Stock - Investment in AGL                        8,500,000

AGL pays preferred stock dividends of $680,000 each year which is recorded by FL and AGL,

AGL: Dividends Paid - Retained Earnings     680,000
     Cash                                                  680,000

FL:  Cash                                   680,000
     Dividend Income                                       680,000

For purposes of the pro-forma financials, the dividends paid in 2001 are being reversed. Note the impact on Retained Earnings of the pro-forma financials is $-0-.

Net Investment Income- Dividends                     680,000
Dividends Paid - Retained Earnings                   680,000

American General Life Insurance Company
Proforma Financial Statements
December 31, 2001
(IN Thousands)

               UNAUDITED

                                          GAAP          GAAP          GAAP         COMBINED      F/N    ELIM/CONSOL   CONSOLIDATED
                                         AGL-TX          FL           AAL         FINANCIALS      #       ENTRIES      FINANCIALS
                                      ------------   -----------   -----------   ------------   -----   -----------   --------------
BALANCE SHEET
ASSETS
Investments:
  Fixed maturity securities, at
   fair value                         $ 28,589,219   $ 4,544,013   $ 1,740,122   $ 34,873,354           $         -   $   34,873,354
  Equity securities, at fair value         176,171            93         2,655        178,919                                178,919
  Mortgage loans on real estate          2,201,562       434,125        89,401      2,725,088                              2,725,088
  Policy loans                           1,291,019       348,430       141,026      1,780,475                              1,780,475
  Investment real estate                    65,974             -         2,713         68,687                                 68,687
  Other long-term investments              277,087        99,877        14,873        391,837                                391,837
  Short-term investments                   487,747       123,652        29,771        641,170                                641,170
  Investments - Derivatives                 26,458             -             -         26,458                                 26,458
                                      ----------------------------------------------------------------------------------------------
Total investments                     $ 33,115,237   $ 5,550,190   $ 2,020,561   $ 40,685,988       -   $         -   $40,685,988.00
                                      ----------------------------------------------------------------------------------------------
Cash                                  $     86,005   $     7,511   $     4,862   $     98,378           $         -   $       98,378
Investment in parent company
 (cost - $7,958)                            64,326         8,500             -         72,826     1,2        (8,500)          64,326
Indebtedness from affiliates               213,015       284,869        53,109        550,993       3          (551)         550,442
Accrued investment income                  487,349        75,554        32,525        595,428                                595,428
Accounts and notes receivable              506,683       125,337        19,032        651,052                     -          651,052
Deferred policy acquisition costs        2,042,688       182,209       171,349      2,396,246                              2,396,246
Cost of Insurance Purchased                      -       302,011             -        302,011                                302,011
Property and equipment                      76,285         3,291            75         79,651                                 79,651
Other assets                               226,966        60,608        90,021        377,595                                377,595
Assets held in separate account         20,279,273       581,187             -     20,860,460                             20,860,460
                                      ----------------------------------------------------------------------------------------------
Total assets                          $ 57,097,827   $ 7,181,267   $ 2,391,534   $ 66,670,628       -   $    (9,051)  $   66,661,577
                                      ----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
 Liabilities:
  Future policy benefits              $ 31,012,385   $ 4,123,072   $ 1,746,987   $ 36,882,444           $         -   $   36,882,444
  Other policy claims and benefits
   payable                                  53,149        20,739        17,598         91,486                     -           91,486
  Other policyholders' funds               523,332     1,210,638        48,654      1,782,624                     -        1,782,624
  Federal income taxes                     558,723       (46,495)      (35,911)       476,317                                476,317
  Indebtedness to affiliates                 4,691         1,161         4,145          9,997       3          (551)           9,446
  Other liabilities                        838,612       177,337       106,824      1,122,773                              1,122,773
  Liabilities related to separate
   accounts                             20,279,273       581,187             -     20,860,460                             20,860,460
                                      ----------------------------------------------------------------------------------------------
Total liabilities                     $ 53,270,165   $ 6,067,639   $ 1,888,297   $ 61,226,101       -   $      (551)  $   61,225,550
                                      ----------------------------------------------------------------------------------------------
Shareholders' equity:
  Common stock, $10 par value,
   600,000 shares authorized,
   issued and outstanding             $      6,000   $    42,004   $     6,043   $     54,047       4   $   (48,047)  $        6,000
  Preferred stock, $100 par value,
   8,500 shares authorized,
   issued, and outstanding                     850             -             -            850                                    850
  Additional paid-in capital             1,397,860       922,703       271,755      2,592,318       4        48,047        2,640,365
  Accumulated other comprehensive
   income/(loss)                           145,669        35,536          (101)       181,104                                181,104
  Retained earnings                      2,277,283       113,385       225,540      2,616,208   1,2,5        (8,500)       2,607,708
                                      ----------------------------------------------------------------------------------------------
Total shareholders' equity            $  3,827,662   $ 1,113,628   $   503,237   $  5,444,527       -   $    (8,500)  $    5,436,027
                                      ----------------------------------------------------------------------------------------------

                                      ----------------------------------------------------------------------------------------------
Total liabilities and shareholders'
 equity                               $ 57,097,827   $ 7,181,267   $ 2,391,534   $ 66,670,628       -   $    (9,051)  $   66,661,577
                                      ----------------------------------------------------------------------------------------------

FOOTNOTES

1. Effective December 31, 1995, American General Life Insurance Company
(AGL) purchased Franklin United Life Insurance Company (FULIC) from Franklin Life Insurance Company (FL) which is a wholly owned subsidiary of AGC Life Insurance Company (Parent Company). This purchase was effected through issuance of $8,500,000 in AGL preferred stock to FL. AGL pays preferred stock dividends of $680,000 per year. As a result of the upcoming merger of FL with and into AGL, the preferred stock of AGL held by FL will be paid as a dividend to the Parent Company.

2. FL includes the accounts of its wholly owned subsidiary, The American Franklin Life Insurance Company.

3. The elimination of intercompany accounts receivable and payable transactions between American General Life, Franklin Life, and All American Life.

4. The reclassification of Franklin Life's and All American Life's common stock to American General Life's additional paid in capital as a result of the merger.

5. Each year AGL pays a preferred stock dividend to FL in the amount of $680,000. The 12/31/01 preferred stock dividend paid to FL by AGL is eliminated by reducing net income and reducing dividends paid.

American General Life Insurance Company
Proforma Financial Statements
December 31, 2001
(IN Thousands)

               UNAUDITED

                                         GAAP          GAAP          GAAP         COMBINED      F/N    ELIM/CONSOL   CONSOLIDATED
                                        AGL-TX          FL           AAL         FINANCIALS      #       ENTRIES      FINANCIALS
                                     ------------   -----------   -----------   ------------   -----   -----------   --------------
INCOME STATEMENT
REVENUES:
  Premiums & other considerations    $    794,347   $   319,968   $   170,673   $  1,284,988           $         -   $    1,284,988
  Net investment income                 2,393,778       447,170       162,873      3,003,821       5          (680)       3,003,141
  Net realized investment loss            (65,668)      (35,739)       (8,791)      (110,198)                              (110,198)
  Other                                    22,171        68,174         8,276         98,621                                 98,621
                                     ----------------------------------------------------------------------------------------------
Total revenues                       $  3,144,628   $   799,573   $   333,031   $  4,277,232       -   $      (680)  $    4,276,552
                                     ----------------------------------------------------------------------------------------------
BENEFITS & EXPENSES:
  Benefits                           $  1,899,772   $   443,818   $   181,647   $  2,525,237                         $    2,525,237
  Operating costs & expenses              607,637       195,684        82,668       885,989                                 885,989
                                     ----------------------------------------------------------------------------------------------
Total benefits & expenses            $  2,507,409   $   639,502   $   264,315   $  3,411,226       -   $         -   $    3,411,226
                                     ----------------------------------------------------------------------------------------------
Income before income tax expense     $    637,219   $   160,071   $    68,716   $    866,006       -   $      (680)  $      865,326
Income tax expense                        190,982        50,701        21,187        262,870                                262,870
                                     ----------------------------------------------------------------------------------------------
                                     $    446,237   $   109,370   $    47,529   $    603,136           $      (680)  $      602,456
Cumulative effect of accounting
 change (net of tax)                      (22,383)         (345)       (1,123)       (23,851)                               (23,851)
                                     ----------------------------------------------------------------------------------------------
Net income                           $    423,854   $   109,025   $    46,406   $    579,285       -   $      (680)  $      578,605
                                     ==============================================================================================

FOOTNOTES

1. Effective December 31, 1995, American General Life Insurance Company (AGL) purchased Franklin United Life Insurance Company (FULIC) from Franklin Life Insurance Company (FL) which is a wholly owned subsidiary of AGC Life Insurance Company (Parent Company). This purchase was effected through issuance of $8,500,000 in AGL preferred stock to FL. AGL pays preferred stock dividends of $680,000 per year. As a result of the upcoming merger of FL with and into AGL, the preferred stock of AGL held by FL will be paid as a dividend to the Parent Company.

2. FL includes the accounts of its wholly owned subsidiary, The American Franklin Life Insurance Company.

3. The elimination of intercompany accounts receivable and payable transactions between American General Life, Franklin Life, and All American Life.

4. The reclassification of Franklin Life's and All American Life's common stock to American General Life's additional paid in capital as a result of the merger.

5. Each year AGL pays a preferred stock dividend to FL in the amount of $680,000. The 12/31/01 preferred stock dividend paid to FL by AGL is eliminated by reducing net income and reducing dividends paid. AGL is eliminated by reducing net income and reducing dividends paid.

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements

                                December 31, 2001

NATURE OF OPERATIONS

American General Life Insurance Company ("AGL" or "Company"), The Franklin Life Insurance Company ("FL"), and All American Life Insurance Company ("AAL") are wholly owned subsidiaries of AGC Life Insurance Company ("Parent Company"), whose ultimate parent is American International Group ("AIG"). The Companies wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY"), The Variable Annuity Life Insurance Company ("VALIC"), and The American Franklin Life Insurance Company ("AFL"). AGL also owns American General Life Companies ("AGLC"), which provides management services to certain life insurance subsidiaries of the Parent Company. AGL and FL sell a variety of equity products through their wholly owned broker dealers, American General Securities, Inc., and American General Equity Services Corporation (F/N/A Franklin Financial Services Corporation), respectively.

On December 31, 2002, the following mergers will occur: The American Franklin Life Insurance Company, an Illinois domiciled insurer with and into The Franklin Life Insurance Company, an Illinois domiciled insurer; and the concurrent merger of The Franklin Life Insurance Company and All American Life Insurance Company, an Illinois domiciled insurer, with and into American General Life Insurance Company, a Texas domiciled insurer.

The accompanying pro-forma financial statements should be read in conjunction with the historical financial statements of AGL, AFL, FL and AAL.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements
                                   (continued)

eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

1. ACCOUNTING POLICIES (CONTINUED)

1.1 PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

1.2 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

1.3 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Substantially all fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2001. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the adjustment, net of deferred taxes, is recorded in accumulated other comprehensive income (loss), within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security's amortized cost is reduced to its fair value, and the reduction is recorded as a realized loss.

At various times, the Company holds trading securities and reports them at fair value. The Company's trading security portfolio was immaterial at year-end 2001. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2001.

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements
                                   (continued)

1. ACCOUNTING POLICIES (CONTINUED)

Equity partnerships, which are reported in equity securities, are accounted for under the equity method of accounting. For those partnerships that report changes in the fair value of underlying equity investments in earnings, the Company records its proportionate interest in investment gains (losses).

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

POLICY LOANS

Policy loans are reported at unpaid principal balance.

REAL ESTATE

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

DOLLAR ROLL AGREEMENTS

Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. The Company accounts for dollar rolls as short-term collateralized financings and includes the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2001.

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements
                                   (continued)

1. ACCOUNTING POLICIES (CONTINUED)

INVESTMENT INCOME

Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method and reported in net realized investment gains (losses).

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

1.6 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.00% to 13.50% at December 31, 2001.

                    [Ernst & Young Letterhead appears here]

                         Report of Independent Auditors

Board of Directors and Stockholder
American General Life Insurance Company

We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly owned subsidiary of American General Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2001, the Company changed its method of accounting for derivatives and its investments in certain purchased and retained interests in securitized financial assets.


February 1, 2002                                           /s/ ERNST & YOUNG LLP

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                             DECEMBER 31
                                                        2001            2000
                                                    ------------------------------
                                                           (In Thousands)
ASSETS
Investments:
 Fixed maturity securities, at fair value
  (amortized cost - $28,319,738 in 2001 and
  $27,098,978 in 2000)                                $28,589,219     $26,991,695
 Equity securities, at fair value (cost -
  $202,556 in 2001 and $233,278 in 2000)                  176,171         233,227
 Mortgage loans on real estate                          2,201,562       2,084,299
 Policy loans                                           1,291,019       1,297,438
 Investment real estate                                    65,974         124,117
 Other long-term investments                              277,087         227,514
 Short-term investments                                   487,747         140,496
 Derivatives                                               26,458               -
                                                      ---------------------------
Total investments                                      33,115,237      31,098,786

Cash                                                       86,005          44,747
Investment in Parent Company
 (cost - $8,597 in 2001 and 2000)                          64,326          57,019
Indebtedness from affiliates                              213,015          78,225
Accrued investment income                                 487,349         472,187
Accounts receivable                                       506,683         664,395
Deferred policy acquisition costs                       2,042,688       2,090,810
Property and equipment                                     76,285          80,665
Other assets                                              226,966         228,685
Assets held in separate accounts                       20,279,272      22,225,525
                                                      ---------------------------
Total assets                                          $57,097,826     $57,041,044
                                                      ===========================

                                                              DECEMBER 31
                                                          2001            2001
                                                      ---------------------------
                                                           (In Thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits                               $31,012,386     $29,524,610
 Other policy claims and benefits payable                  53,149          47,369
 Other policyholders' funds                               523,332         388,433
 Federal income taxes                                     558,723         466,314
 Indebtedness to affiliates                                 4,691           6,909
 Other liabilities                                        838,612         920,570
 Liabilities related to separate accounts              20,279,272      22,225,525
                                                      ---------------------------
Total liabilities                                      53,270,165      53,579,730

Shareholder's equity:
 Common stock, $10 par value, 600,000 shares
  authorized, issued, and outstanding                       6,000           6,000
 Preferred stock, $100 par value, 8,500 shares
  authorized, issued, and outstanding                         850             850
 Additional paid-in capital                             1,397,860       1,370,821
 Accumulated other comprehensive loss                     129,460         (31,466)
 Hedging activities                                        16,207               -
 Retained earnings                                      2,277,284       2,115,109
                                                      ---------------------------
Total shareholder's equity                              3,827,661       3,461,314
                                                      ---------------------------
Total liabilities and shareholder's equity            $57,097,826     $57,041,044
                                                      ===========================

See accompanying notes.

                    American General Life Insurance Company

                       Consolidated Statements of Income

                                                       YEAR ENDED DECEMBER 31
                                               2001             2000            1999
                                           --------------------------------------------
                                                         (In Thousands)
Revenues:
 Premiums and other considerations         $  794,347       $  659,901       $  540,029
 Net investment income                      2,393,778        2,362,694        2,348,196
 Net realized investment gains
  (losses)                                    (65,668)         (98,109)           5,351
 Other                                         22,171          134,769           82,581
                                           --------------------------------------------
Total revenues                              3,144,628        3,059,255        2,976,157

Benefits and expenses:
 Benefits                                   1,899,772        1,775,120        1,719,375
 Operating costs and expenses                 607,637          481,841          495,680
                                           --------------------------------------------
Total benefits and expenses                 2,507,409        2,256,961        2,215,055
                                           --------------------------------------------
Income before income tax expense              637,219          802,294          761,102

Income tax expense                            190,981          260,860          263,196
Cumulative effect of accounting
 change (net of tax)                          (22,383)               -                -
                                           --------------------------------------------
Net income                                 $  423,855       $  541,434       $  497,906
                                           ============================================

See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                                   YEAR ENDED DECEMBER 31
                                              2001            2000            1999
                                          ------------------------------------------
                                                       (In Thousands)
Common stock:
 Balance at beginning of year             $    6,000      $    6,000     $     6,000
 Change during year                                -               -               -
                                          ------------------------------------------
Balance at end of year                         6,000           6,000           6,000

Preferred stock:
 Balance at beginning of year                    850             850             850
 Change during year                                -               -               -
                                          ------------------------------------------
Balance at end of year                           850             850             850

Additional paid-in capital:
 Balance at beginning of year              1,370,821       1,371,687       1,368,089
 Capital contribution from Parent
  Company                                          -               -               -
 Other changes during year                    27,039            (866)          3,598
                                          ------------------------------------------
Balance at end of year                     1,397,860       1,370,821       1,371,687

Accumulated other comprehensive
 (loss) income:
   Balance at beginning of year              (31,466)       (356,865)        679,107
   Change in unrealized gains
    (losses) on securities, net of tax       160,926         325,399      (1,035,972)
                                          ------------------------------------------
Balance at end of year                       129,460         (31,466)       (356,865)

Hedging Activities:
 Balance at beginning of year                      -               -               -
 Change, net of tax                           16,207               -               -
                                          ------------------------------------------
Balance at end of year                        16,207               -               -

Retained earnings:
 Balance at beginning of year              2,115,109       1,824,715       1,514,489
 Net income                                  423,855         541,434         497,906
 Dividends paid                             (261,680)       (251,040)       (187,680)
                                          ------------------------------------------
Balance at end of year                     2,277,284       2,115,109       1,824,715
                                          ------------------------------------------
Total shareholder's equity                $3,827,661      $3,461,314     $ 2,846,387
                                          ==========================================

See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Comprehensive Income

                                                    YEAR ENDED DECEMBER 31
                                              2001            2000             1999
                                            -----------------------------------------
                                                       (In Thousands)
Net income                                  $423,855        $541,434      $   497,906
Other comprehensive income:
 Gross change in unrealized gains
  (losses) on securities (pretax:
  $221,614; $435,000; ($1,581,500)           139,067         282,743       (1,027,977)
 Hedging activity                             16,207               -                -
 Less: gains (losses) realized in
  net income                                 (21,859)        (42,656)           7,995
                                            -----------------------------------------
 Change in net unrealized gains
  (losses) on securities (pretax:
  $269,562, $500,000; ($1,593,800))          177,133         325,399       (1,035,972)
                                            -----------------------------------------
Comprehensive income (loss)                 $600,988        $866,833      $  (538,066)
                                            =========================================

See accompanying notes.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows

                                                                             YEAR ENDED DECEMBER 31
                                                                  2001                2000                  1999
                                                            --------------------------------------------------------
                                                                                (In Thousands)
OPERATING ACTIVITIES
Net income                                                  $    423,855          $    541,434          $    497,906
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
   Change in accounts receivable                                 157,712              (477,803)               10,004
   Change in future policy benefits and other
    policy claims                                                225,127            (2,566,783)           (2,422,221)
   Amortization of policy acquisition costs                      189,631                23,443               101,066
   Policy acquisition costs deferred                            (296,014)             (299,306)             (307,854)
   Change in other policyholders' funds                          134,899                16,801               (26,955)
   Provision for deferred income tax expense                     (17,539)               57,228                85,257
   Depreciation                                                   35,055                28,677                24,066
   Amortization                                                   26,266                22,831               (30,894)
   Change in indebtedness to (from) affiliates                  (137,008)               (3,207)               74,814
   Change in amounts payable to brokers                         (206,153)              478,132               (43,321)
   Net loss on sale of investments                               101,455                52,670                45,379
   Other, net                                                     29,422                47,646              (170,413)
                                                            --------------------------------------------------------
Net cash provided by (used in) operating activities              666,708            (2,078,237)           (2,163,166)

INVESTING ACTIVITIES
Purchases of investments and loans made                      (50,001,560)          (33,436,962)          (44,508,908)
Sales or maturities of investments and receipts
 from repayment of loans                                      48,289,342            33,627,301            43,879,377
Sales and purchases of property, equipment, and
software, net                                                     55,851               (45,078)              (87,656)
                                                            --------------------------------------------------------
Net cash provided by (used in) investing activities           (1,656,367)              145,261              (717,187)

FINANCING ACTIVITIES
Net policyholder account deposits/withdrawals                  1,265,558             2,183,646             2,992,743
Dividends paid                                                  (261,680)             (251,040)             (187,680)
Other                                                             27,039                  (866)                3,598
                                                            --------------------------------------------------------
Net cash provided by financing activities                      1,030,917             1,931,740             2,808,661
                                                            --------------------------------------------------------
Increase (decrease) in cash                                       41,258                (1,236)              (71,692)
Cash at beginning of year                                         44,747                45,983               117,675
                                                            --------------------------------------------------------
Cash at end of year                                         $     86,005          $     44,747          $     45,983
                                                            ========================================================

Interest paid amounted to approximately $76,500,000, $50,673,000, and $2,026,000 in 2001, 2000, and 1999, respectively.

See accompanying notes.

                    American General Life Insurance Company

                   Notes to Consolidated Financial Statements

                               December 31, 2001

NATURE OF OPERATIONS

American General Life Insurance Company (the "Company") is a wholly owned subsidiary of AGC Life Insurance Company ("Parent Company"), and its ultimate parent is American International Group ("AIG"). The Company's wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC"). The Company also owns American General Life Companies ("AGLC"), which provides management services to certain life insurance subsidiaries of the Parent Company. The Company sells a variety of equity products through its wholly owned broker dealer, American General Securities, Inc.

On August 29, 2001, pursuant to an Agreement and Plan of Merger dated as of May 11, 2001 (the "Agreement and Plan Merger") by and among American General Corporation ("AGC"), which was the Company's then-ultimate controlling entity, AIG and Washington Acquisition Corporation ("WAC"), which is a Texas corporation and a wholly owned subsidiary of AIG, WAC was merged with and into AGC, with AGC being the surviving corporation (the "Merger"). As a result of the Merger, AIG became the ultimate parent of the Company. The Texas Department of Insurance approved the Merger on August 28, 2001.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.1 PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with the current year presentation.

1.2 STATUTORY ACCOUNTING

The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 2001. Statutory net income and capital and surplus of the Company is as follows:

                                             YEAR ENDED DECEMBER 31
                                       2001           2000           1999
                                   -----------------------------------------
                                                (In Thousands)

Statutory net income (unaudited)    $  218,312     $  360,578     $  350,294
Statutory capital and surplus
 (unaudited)                        $1,909,729     $1,908,887     $1,753,570

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (d) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and (e) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING (CONTINUED)

companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

CODIFICATION

The Company has performed a review of the revised Accounting Practices and Procedures Manual ("Codification") effective January 1, 2001 and determined that the effect of these changes did not result in a significant reduction in the Company's statutory-basis capital and surplus as of adoption.

1.3 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts. At December 31, 2001 and 2000, insurance investment contracts of $29.6 billion and $25.3 billion, respectively, were included in the Company's liabilities.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Substantially all fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2001 and 2000. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the adjustment, net of deferred taxes, is recorded in accumulated other comprehensive income (loss), within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security's amortized cost is reduced to its fair value, and the reduction is recorded as a realized loss.

At various times, the Company holds trading securities and reports them at fair value. The Company's trading security portfolio was immaterial at year-end 2001 and 2000. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2001, 2000, and 1999.

Equity partnerships, which are reported in equity securities, are accounted for under the equity method of accounting. For those partnerships that report changes in the fair value of underlying equity investments in earnings, the Company records its proportionate interest in investment gains (losses).

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS (CONTINUED)

POLICY LOANS

Policy loans are reported at unpaid principal balance.

REAL ESTATE

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

DOLLAR ROLL AGREEMENTS

Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. The Company accounts for dollar rolls as short-term collateralized financings and includes the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2001 and 2000.

INVESTMENT INCOME

Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method and reported in net realized investment gains (losses).

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

CIP represents the cost assigned to insurance contracts in force that are acquired through the purchase of a block of business. At December 31, 2001 and 2000, CIP of $11 million and $16 million, respectively, was reported within other assets.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts are charged to expense in relation to the estimated gross profits of those contracts. If estimated gross profits change significantly, DPAC and CIP balances are recalculated using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC or CIP amortization. DPAC and CIP associated with all other insurance contracts are charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves and on the unamortized balance of CIP at rates of 5.08% to 5.15%.

DPAC and CIP are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP") (CONTINUED)

The Company reviews the carrying amounts of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.7 OTHER ASSETS

Goodwill is charged to expense in equal amounts, generally over 40 years. The Company reviews goodwill for indicators of impairment in value which it believes are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the Company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, the Company assesses the fair value of the underlying business based on an independent appraisal and reduces goodwill to an amount that results in the book value of the subsidiary approximating fair value. (See Footnote 1.13 Accounting Changes for treatment beginning next year.)

1.8 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.00% to 13.50% at December 31, 2001.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.9 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC.

For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.

1.10 REINSURANCE

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability as the Company remains primarily liable to the policyholder.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $101 million, $65 million, and $71 million, during 2001, 2000, and 1999, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies. Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance receivables, and are included in accounts receivable.

1.11 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 1% of life insurance in force at December 31, 2001 and 2000.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.11 PARTICIPATING POLICY CONTRACTS (CONTINUED)

The portion of earnings allocated to participating policyholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $3.6 million, $4.4 million, and $4.6 million in 2001, 2000, and 1999, respectively.

1.12 INCOME TAXES

The Company's parent, AGC, was acquired by AIG on August 29, 2001. The Company will join in the filing of a consolidated federal income tax return with AGC for the period January 1, 2001 to August 29, 2001. For the period August 30, 2001 to December 31, 2001, the Company will join in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC and AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. AGC agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and investment, research and foreign tax credits which are not useable by the subsidiary but which are used by other members of the consolidated group. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided; if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in the fair value of available-for-sale securities are included in the consolidated statements of comprehensive income and accumulated other comprehensive income in shareholder's equity.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.13 ACCOUNTING CHANGES

SFAS 133

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value in the balance sheet. Changes in the fair value of a derivative instrument will be reported in net income or other comprehensive income, depending upon the intended use of the derivative instrument.

Adoption of SFAS 133 did not materially impact the Company's results of operations and financial position in current periods and it is not expected to materially impact future periods. The impact of fair value adjustments on derivatives which do not qualify for hedge accounting and any ineffectiveness resulting from hedging activities have been recorded in investment gains (losses).

In January 2001, the Emerging Issues Task Force ("EITF") of the FASB issued EITF 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets ("EITF 99-20"). This pronouncement changed the accounting requirements for interests in many asset-backed securities and residential mortgage backed securities. EITF 99-20 requires that interest income on securities within its scope be recognized prospectively, with changes in expected future cash flows reflected in reported yields going forward. In addition, if cash flows are expected to decrease, EITF 99-20 may require investors to recognize impairment losses. In accordance with the transition provisions of EITF 99-20, the Company recorded a loss of $22.4 million, net of tax, at June 30, 2001 which is being recognized and reported in the consolidated statements of income and comprehensive income as a cumulative effect of accounting change.

In June 2001, the FASB issued Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires the Company to discontinue the amortization of goodwill on its consolidated income statement. SFAS 142 is effective for the year commencing January 1, 2002. In addition, SFAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.13 ACCOUNTING CHANGES (CONTINUED)

more frequently if circumstances indicate that a possible impairment has occurred. As of December 31, 2001, the Company recorded $27 million of goodwill in Other Assets on its consolidated balance sheet. The Company has evaluated the impact of the impairment provisions of SFAS 142, and has determined that the impact on its consolidated results of operations and financial position will not be significant.

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows for the year ended:

                                         2001            2000           1999
                                     ------------------------------------------
                                                  (In Thousands)
Investment income:
 Fixed maturities                     $2,101,393      $2,050,503     $2,118,794
 Equity securities                         4,000          22,996         17,227
 Mortgage loans on real estate           175,016         159,414        134,878
 Investment real estate                   16,491          22,749         20,553
 Policy loans                             74,619          71,927         69,684
 Other long-term investments              (2,875)         13,062          7,539
 Short-term investments                   64,420          66,296         24,874
 Investment income from affiliates         7,490          10,733          8,695
                                     ------------------------------------------
Gross investment income                2,440,554       2,417,680      2,402,244
Investment expenses                       46,776          54,986         54,048
                                     ------------------------------------------
Net investment income                 $2,393,778      $2,362,694     $2,348,196
                                     ==========================================

The carrying value of investments that produced no investment income during 2001 was less than 0.9% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

Derivative financial instruments did not have a material effect on net investment income in 2001, 2000, or 1999.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows for the year ended:

                                         2001            2000            1999
                                    ------------------------------------------
                                                   (In Thousands)
Fixed maturities:
 Gross gains                         $ 303,468       $  62,856       $ 118,427
 Gross losses                         (295,380)       (174,057)       (102,299)
                                    ------------------------------------------
Total fixed maturities                   8,088        (111,201)         16,128
Equity securities                       (4,538)              -             793
Unhedged derivatives                    (2,250)              -               -
Other investments                      (66,968)         13,092         (11,570)
                                    ------------------------------------------
Net realized investment (losses)
 gains before tax                      (65,668)        (98,109)          5,351
Income tax (benefit) expense           (22,030)        (34,338)          1,874
                                    ------------------------------------------
Net realized investment (losses)
 gains after tax                     $ (43,638)      $ (63,771)      $   3,477
                                    ==========================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value. Amortized cost and fair value at December 31, 2001 and 2000 were as follows:

                                                  GROSS           GROSS
                                 AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                   COST            GAIN           LOSS           VALUE
                               -------------------------------------------------------
                                                     (In Thousands)
December 31, 2001
Fixed maturity securities:
Corporate securities:
   Investment-grade              $13,900,833       $573,231      $(247,059)    $14,227,005
   Below investment-grade          1,814,978         32,155       (219,750)      1,627,383
 Mortgage-backed securities*       7,041,992        142,028        (71,273)      7,112,747
 U.S. government obligations         522,593         14,546        (10,389)        526,750
 Foreign governments                 194,027          9,468         (1,476)        202,019
 State and political
  subdivisions                     4,838,258         95,224        (47,167)      4,886,315
 Redeemable preferred stocks           7,057              -            (57)          7,000
                                 ---------------------------------------------------------
Total fixed maturity
 securities                      $28,319,738       $866,652      $(597,171)    $28,589,219
                                 =========================================================
Equity securities                $   202,556       $    220      $ (26,605)    $   176,171
                                 =========================================================
Investment in Parent Company     $     8,597       $ 55,729      $       -     $    64,326
                                 =========================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                                  GROSS           GROSS
                                 AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                   COST            GAIN           LOSS            VALUE
                              ---------------------------------------------------------------
                                                      (In Thousands)
December 31, 2000
Fixed maturity securities:
Corporate securities:
   Investment-grade              $18,495,450       $420,049      $(420,341)     $18,495,158
   Below investment-grade          1,662,879         14,888       (287,880)       1,389,887
 Mortgage-backed securities*       6,340,762        145,597         (5,907)       6,480,452
 U.S. government obligations         215,220         22,526            (21)         237,725
 Foreign governments                 209,305          7,402         (1,655)         215,052
 State and political
  subdivisions                       168,302          2,940         (4,821)         166,421
 Redeemable preferred stocks           7,060              -            (60)           7,000
                                 ----------------------------------------------------------
Total fixed maturity
 securities                      $27,098,978       $613,402      $(720,685)     $26,991,695
                                 ==========================================================
Equity securities                $   233,278       $ 10,146      $ (10,197)     $   233,227
                                 ==========================================================
Investment in Parent Company     $     8,597       $ 48,422      $       -      $    57,019
                                 ==========================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                2001            2000            1999
                                           -----------------------------------------
                                                       (In Thousands)
Gross unrealized gains                     $ 922,601       $ 671,970       $ 296,288
Gross unrealized losses                     (623,776)       (730,882)       (909,135)
DPAC and other fair value adjustments        (96,749)         23,119         200,353
Deferred federal income (taxes)
 benefit                                     (72,615)          4,330          55,631
Other                                             (1)             (3)             (2)
                                           -----------------------------------------
Net unrealized gains (losses) on
 securities                                $ 129,460       $ (31,466)      $(356,865)
                                           =========================================

The contractual maturities of fixed maturity securities at December 31, 2001 were as follows:


                                      2001                           2000
                        -------------------------------------------------------------
                            AMORTIZED        MARKET        AMORTIZED        MARKET
                               COST          VALUE           COST           VALUE
                        -------------------------------------------------------------
                                 (In Thousands)                 (In Thousands)
Fixed maturity securities,
 excluding mortgage-backed
 securities:
   Due in one year or
    less                    $ 1,224,135    $ 1,248,865     $   832,001    $   833,695
   Due after one year
    through five years        4,314,919      4,466,280       5,539,620      5,562,918
   Due after five years
    through ten years         8,003,153      8,086,515       7,492,395      7,433,403
   Due after ten years        7,735,539      7,674,812       6,894,200      6,681,227
Mortgage-backed
 securities                   7,041,992      7,112,747       6,340,762      6,480,452
                            ---------------------------------------------------------
Total fixed maturity
 securities                 $28,319,738    $28,589,219     $27,098,978    $26,991,695
                            =========================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $31.2 billion, $12.3 billion, and $12.3 billion, and $12.3 billion during 2001, 2000, and 1999, respectively.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 2001 and 2000:

                              OUTSTANDING     PERCENT OF         PERCENT
                                AMOUNT           TOTAL        NONPERFORMING
                            ------------------------------------------------
                             (In Millions)
December 31, 2001
Geographic distribution:
 South Atlantic                  $  493            22.5%           0.0%
 Pacific                            360            16.3            9.1
 Mid-Atlantic                       407            18.5            0.0
 East North Central                 320            14.5            0.0
 Mountain                            86             3.9            0.0
 West South Central                 170             7.7            0.0
 East South Central                 210             9.5            0.0
 West North Central                  87             4.0            0.0
 New England                         77             3.5            0.0
Allowance for losses                 (8)           (0.4)           0.0
                                 ----------------------
Total                            $2,202           100.0%           1.3%
                                 ======================
Property type:
 Office                          $1,034            47.0%           3.5%
 Retail                             585            26.5            0.0
 Industrial                         268            12.2            0.0
 Apartments                         205             9.3            0.0
 Hotel/motel                         81             3.7            0.0
 Other                               37             1.7            0.0
Allowance for losses                 (8)           (0.4)           0.0
                                 ----------------------
Total                            $2,202           100.0%           1.3%
                                 ======================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

                            OUTSTANDING     PERCENT OF         PERCENT
                              AMOUNT           TOTAL        NONPERFORMING
                            ----------------------------------------------
                           (In Millions)

December 31, 2000
Geographic distribution:
 South Atlantic                $  461            22.0%           0.0%
 Pacific                          374            17.9            7.6
 Mid-Atlantic                     200             9.6            0.0
 East North Central               158             7.6            0.0
 Mountain                         290            13.9            0.0
 West South Central               374            18.0            0.0
 East South Central                89             4.3            0.0
 West North Central                68             3.3            0.0
 New England                       79             3.8            0.0
Allowance for losses               (9)           (0.4)           0.0
                            -------------------------
Total                          $2,084           100.0%           1.4%
                            =========================
Property type:
 Office                        $  596            28.5%           0.0%
 Retail                           900            43.2            3.2
 Industrial                       300            14.4            0.0
 Apartments                       181             8.7            0.0
 Hotel/motel                       77             3.7            0.0
 Other                             39             1.9            0.0
Allowance for losses               (9)           (0.4)           0.0
                            -------------------------
Total                          $2,084           100.0%           1.4%
                            =========================

Impaired mortgage loans on real estate and related interest income is not material.

                    American General Life Insurance Company

3. DEFERRED POLICY ACQUISITIONS COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                       2001            2000            1999
                                   ------------------------------------------
                                                 (In Thousands)

Balance at January 1               $2,090,810      $1,956,653      $1,087,718
 Capitalization                       296,014         299,306         307,854
 Accretion of interest                148,969         124,927         116,711
 Amortization                        (338,600)       (148,370)       (217,777)
 Effect of net realized and
  unrealized (losses) gains on
  securities                         (154,505)       (141,706)        662,147
                                   ------------------------------------------
Balance at December 31             $2,042,688      $2,090,810      $1,956,653
                                   ==========================================

4. OTHER ASSETS

Other assets consisted of the following:

                                                 DECEMBER 31
                                             2001           2000
                                          -----------------------
                                               (In Thousands)

Goodwill                                  $ 26,828       $ 27,069
Cost of insurance purchased ("CIP")         10,598         15,598
Computer software                           70,992         73,215
Other                                      118,548        112,803
                                          -----------------------
Total other assets                        $226,966       $228,685
                                          =======================

                    American General Life Insurance Company

4. OTHER ASSETS (CONTINUED)

A rollforward of CIP for the year ended December 31, 2001, was as follows:

                                         2001            2000
                                       ------------------------
                                            (In Thousands)

Balance at January 1                    $15,598         $19,014
Accretion of interest at 5.02%            1,000             788
Amortization                             (6,000)         (3,432)
Other changes                                 -            (772)
                                       ------------------------
Balance at December 31                  $10,598         $15,598
                                       ========================

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                      DECEMBER 31
                                                  2001           2000
                                                -----------------------
                                                      (In Thousands)

Current tax (receivable) payable                $ 47,772       $  9,260
Deferred tax liabilities, applicable to:
 Net income                                      450,050        463,117
 Net unrealized investment gains                  60,901         (6,063)
                                                -----------------------
Total deferred tax liabilities                   510,951        457,054
                                                -----------------------
Total current and deferred tax liabilities      $558,723       $466,314
                                                =======================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 TAX LIABILITIES (CONTINUED)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                    2001            2000
                                                 -------------------------
                                                       (In Thousands)
Deferred tax liabilities applicable to:
 Deferred policy acquisition costs               $ 621,014       $ 624,393
 Basis differential of investments                  49,434          55,603
 Net unrealized gains on debt and equity
  securities available for sale                     60,901               -
 Other                                             133,743         143,307
                                                 -------------------------
Total deferred tax liabilities                     865,092         823,303

Deferred tax assets applicable to:
 Policy reserves                                  (261,146)       (246,128)
 Net unrealized gains on debt and equity
  securities available for sale                          -         (39,360)
 Other                                             (93,995)        (89,761)
                                                 -------------------------
Total deferred tax assets before valuation
 allowance                                        (355,141)       (375,249)
Valuation allowance                                  1,000           9,000
                                                 -------------------------
Total deferred tax assets, net of valuation
 allowance                                        (354,141)       (366,249)
                                                 -------------------------
Net deferred tax liabilities                     $ 510,951       $ 457,054
                                                 =========================

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "policyholders' surplus." At December 31, 2001, the Company had approximately $88.2 million of policyholders' surplus on which no payment of Federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable tax legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future. Accordingly, no deferred tax liability has been recognized in relation to the policyholders' surplus account. If the entire balance of the policyholders' surplus became taxable at the current federal income tax rates, the tax would be approximately $30.9 million.

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.2 TAX EXPENSE

Components of income tax expense (benefit) for the years were as follows:

                                        2001            2000            1999
                                     ----------------------------------------
                                                  (In Thousands)

Current expense                      $203,313        $174,263        $176,725
Deferred expense (benefit):
 Deferred policy acquisition cost      35,727          82,739          65,377
 Policy reserves                       18,259          12,738         (22,654)
 Basis differential of investments      7,964          14,627          (4,729)
 Litigation settlement                  3,524           2,764          22,641
 Internally developed software         16,198           3,702          18,654
 Basis differential of securities     (70,624)        (11,373)        (14,358)
 Restructure charges                  (17,799)              -               -
 Other, net                            (5,581)        (18,600)         21,540
                                     ----------------------------------------
Total deferred expense (benefit)      (12,332)         86,597          86,471
                                     ----------------------------------------
Income tax expense                   $190,981        $260,860        $263,196
                                     ========================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                          2001          2000          1999
                                        ------------------------------------
                                                   (In Thousands)

Income tax at statutory percentage of
  GAAP pretax income                    $222,797      $279,241      $266,386
Tax-exempt investment income             (31,812)      (16,654)      (16,423)
Goodwill                                     397           669           853
Other                                       (401)       (2,396)       12,380
                                        ------------------------------------
Income tax expense                      $190,981      $260,860      $263,196
                                        ====================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.3 TAXES PAID

Income taxes paid amounted to approximately $131 million, $182 million, and $126 million in 2001, 2000, and 1999, respectively.

5.4 TAX RETURN EXAMINATIONS

The Internal Revenue Service (IRS) is currently examining the Parent Company's tax return for the tax years 1993 to 1999.

Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

The Company's ultimate parent, American General Corporation, was acquired by American International Group, Inc. (AIG) on August 29, 2001. The Company will join in the filing of a consolidated federal income tax return with American General Corporation for the period January 1, 2001 to August 29, 2001. The Company has a written agreement with American General Corporation under which each subsidiary agrees to pay American General Corporation an amount equal to consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. American General Corporation agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and investment, research and foreign tax credits which are not useable by the subsidiary but which are used by other members of the consolidated group.

For the period August 30, 2001 to December 31, 2001, the Company will join in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES

Indebtedness from affiliates were as follows:

                                    DECEMBER 31, 2001             DECEMBER 31, 2000
                            ------------------------------------------------------------
                                PAR VALUE      BOOK VALUE     PAR VALUE      BOOK VALUE
                            ------------------------------------------------------------
                                                  (In Thousands)
American General
 Corporation, 9 3/8%, due
 2008                            $  4,725       $  3,575        $ 4,725        $ 3,486
American General
 Corporation, Promissory
 notes, 5 1/2% due 2004             7,339          7,339          9,786          9,786
American General
 Corporation, Senior
 Promissory notes, 2 16/25%
 due 2006                         165,000        165,000              -              -
American General
 Corporation, Restricted
 Subordinated Note, 13 1/2%,
 due 2002                          25,321         25,321         25,321         25,321
                                 -----------------------------------------------------
Total notes receivable
 from affiliates                  202,385        201,235         39,832         38,593
Accounts receivable from
 affiliates                             -         11,780              -         39,632
                                 -----------------------------------------------------
Indebtedness from
 affiliates                      $202,385       $213,015        $39,832        $78,225
                                 =====================================================

Various American General companies provide services to the Company, principally mortgage servicing and investment management services, provided by American General Investment Management Corporation on a fee basis. The Company paid approximately $111,463,000, $85,002,378, and $55,318,000, for such services in
2001, 2000, and 1999, respectively. Accounts payable for such services at December 31, 2001 and 2000 were not material. The Company rents facilities and provides services on an allocated cost basis to various American General companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly owned, non-life insurance subsidiary, American General Life Companies ("AGLC"). AGLC provides shared services, including technology, to a number of American General Corporation's life insurance subsidiaries. The Company received approximately $225,712,000, $171,650,000, and $138,885,000, for such services and rent in 2001, 2000, and
1999, respectively. Accounts receivable for rent and services at December 31, 2001 and 2000 were not material.

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES (CONTINUED)

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, The Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

7. BENEFIT PLANS

7.1 PENSION PLANS

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 70% and 30%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 0.2% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $56 million.

                    American General Life Insurance Company

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The components of pension (income) expense and underlying assumptions were as follows:

                                           2001           2000         1999
                                       --------------------------------------
                                                    (In Thousands)

Service cost                           $  4,909       $  4,605       $  3,575
Interest cost                            11,150          9,818          7,440
Expected return on plan assets          (18,858)       (17,815)       (12,670)
Amortization                               (405)          (918)          (820)
Recognized net actuarial gain               (70)          (868)             -
Gain due to settlement or curtailment     1,330              -              -
Additional change due to contractual
 termination                                292              -              -
                                       --------------------------------------
Pension (income)                       $ (1,652)      $ (5,178)      $ (2,475)
                                       ======================================
Discount rate on benefit obligation        7.25%          8.00%          7.75%
Rate of increase in compensation
 levels                                    4.25%          4.50%          4.25%
Expected long-term rate of return on
 plan assets                              10.35%         10.35%         10.35%

                    American General Life Insurance Company

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                    2001           2000
                                                 -----------------------
                                                      (In Thousands)

Projected benefit obligation ("PBO")             $162,880       $130,175
Plan assets at fair value                         168,641        187,266
                                                 -----------------------
Plan assets at fair value in excess of PBO          5,761         57,091
Other unrecognized items, net                      23,427        (32,730)
                                                 -----------------------
Prepaid pension expense                          $ 29,188       $ 24,361
                                                 =======================

The change in PBO was as follows:

                                                   2001            2000
                                                 ------------------------
                                                      (In Thousands)

PBO at January 1                                 $130,175        $100,600
Service and interest costs                         16,058          14,423
Benefits paid                                      (6,927)         (5,394)
Actuarial loss                                     22,267           1,668
Amendments, transfers, and acquisitions             1,470          18,878
(Loss) due to settlement or curtailment              (163)              -
                                                 ------------------------
PBO at December 31                               $162,880        $130,175
                                                 ========================

                    American General Life Insurance Company

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The change in the fair value of plan assets was as follows:

                                                    2001            2000
                                                 -------------------------
                                                        (In Thousands)

Fair value of plan assets at January 1            $187,266        $145,863
Actual return on plan assets                       (19,825)          9,249
Benefits paid                                       (5,589)         (5,344)
Acquisitions and other                               6,789          37,498
                                                 -------------------------
Fair value of plan assets at December 31          $168,641        $187,266
                                                 =========================

7.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

The life plans are insured through December 31, 2001. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association ("VEBA"); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit income (expense) in 2001, 2000, and 1999 was $(107,000), $35,000, and $254,000, respectively. The accrued liability for postretirement benefits was $20.0 million and $20.5 million at December 31, 2001 and 2000, respectively. These liabilities were discounted at the same rates used for the pension plans.

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS

8.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements, and options to enter into interest rate swap agreements (call and put swaptions). The Company is neither a dealer nor a trader in derivative financial instruments.

Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge. For fair value hedges, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized in earnings. For both cash flow hedges and foreign currency hedges, to the extent the hedge is effective, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized as a component of other comprehensive income or shareholder's equity. Any ineffective portion of both cash flow hedges and foreign currency hedges are reported in net realized investment gains (losses).

8.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases.

Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates and to hedge against currency rate fluctuation on anticipated security purchases.

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The fair values of swap agreements are recognized in the consolidated balance sheets if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security.

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

8.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                        2001            2000
                                                 ----------------------------
                                                      (Dollars in Millions)
Interest rate swap agreements to receive fixed
 rate:
 Notional amount                                       $  160           $ 160
 Average receive rate                                    6.74%           6.74%
 Average pay rate                                        2.07%           6.94%
Currency swap agreements (receive U.S.
 dollars/pay Canadian dollars):
   Notional amount (in U.S. dollars)                   $   74           $  74
   Average exchange rate                                 1.43            1.43
Currency swap agreements (receive U.S.
 dollars/pay Australian dollars):
   Notional amount (in U.S. dollars)                   $   23           $  23
   Average exchange rate                                 1.85            1.85
Currency swap agreements (receive U.S.
 dollars/pay Japanese Yen):
   Notional amount (in U.S. dollars)                   $   12           $   -
   Average exchange rate                                44.60               -

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

8.3 SWAPTIONS

Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

During prolonged periods of increasing interest rates, the spread between investment yields and interest crediting rates may be reduced if the Company decides to increase interest crediting rates to limit surrenders. Put swaptions, which allow the Company to enter into interest rate swap agreements to pay fixed rates and receive higher floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

Premiums paid to purchase swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

Swaptions at December 31 were as follows:

                                                   2001            2000
                                            ----------------------------
                                                 (Dollars in Millions)
Call swaptions:
 Notional amount                                   $ 376           $ 723
 Average strike rate                                5.25%           5.00%

Put swaptions:
 Notional amount                                   $ 684           $ 790
 Average strike rate                                8.25%           8.70%

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

8.4 CREDIT AND MARKET RISK


Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                    American General Life Insurance Company

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                   2001                           2000
                           FAIR          CARRYING         FAIR        CARRYING
                           VALUE          AMOUNT          VALUE        AMOUNT
                        ------------------------------------------------------
                                            (In Millions)
ASSETS
Fixed maturity and
 equity securities          $28,765       $28,765        $27,406       $27,406
Mortgage loans on real
 estate                       2,288         2,202          2,090         2,084
Policy loans                  1,521         1,291          1,357         1,297
Short-term investments          488           488            140           140
Investment in Parent Co.         64            64             57            57
Indebtedness from
 affiliates                     213           213             78            78
Assets held in separate
 accounts                    20,279        20,279         22,226        22,226

LIABILITIES
Insurance investment
 contracts                   29,582        29,593         25,038        25,328
Liabilities related to
 separate accounting         20,279        20,279         22,226        22,226

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

                    American General Life Insurance Company

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions incorporating market rates.

     INVESTMENT IN PARENT COMPANY

     The fair value of the investment in Parent Company is based on quoted market prices of AIG common stock.

     ASSETS AND LIABILITIES RELATED TO SEPARATE ACCOUNTS

     The fair value of Separate Account assets and liabilities was based on quoted net asset value per share of the underlying mutual funds.

     DERIVATIVE FINANCIAL INSTRUMENTS

     If the Company elected to terminate the interest rate swaps, they would have paid $-0- million and $-0- million at December 31, 2001 and 2000, respectively, and received $26.5 million and $11.4 million at December 31, 2001 and 2000. These fair values were estimated using cash flows discounted at current market rates.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                    American General Life Insurance Company

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     INDEBTEDNESS FROM AFFILIATES

     Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. The fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

10. DIVIDENDS PAID

American General Life Insurance Company paid $261 million, $251 million, and $187 million in dividends on common stock to AGC Life Insurance Company in 2001, 2000, and 1999, respectively. The Company also paid $680 thousand in dividends on preferred stock to an affiliate, The Franklin Life Insurance Company, in 2001, 2000, and 1999.

11. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 2001, approximately $3.5 billion of consolidated shareholder's equity represents net assets of the Company, which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $2.5 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

11. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits.

In conjunction with the proposed settlements, the Company recorded a charge of $97.1 million ($63.1 million after-tax) in the fourth quarter of 1998. The charge covered the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

On December 31, 1999, the Company entered into an agreement with the Parent Company whereby the Company assigned, and the Parent Company assumed, $80.1 million of the liabilities of the Company related to the proposed resolution. The liabilities of American General Life Insurance Company of New York, which totaled $17.0 million, were not assumed by the Parent Company. As consideration for the assumption of the liabilities, the Company paid the Parent Company an amount equal to the liabilities recorded with respect to the proposed resolution of the litigation. As of December 31, 2001, the Company has a remaining market conduct litigation liability of $3.3 million recorded.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

                    American General Life Insurance Company

11. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

Insurance companies that are under regulatory supervision result in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 2001 and 2000, the Company has accrued $4.2 million and $3.8 million, respectively, for guaranty fund assessments, net of $-0- million and $-0- million, respectively, of premium tax deductions. The Company has recorded receivables of $1.9 million and $5.9 million at December 31, 2001 and 2000, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $0.6 million, $6.2 million, and $2.1 million, in 2001, 2000, and 1999, respectively.

The Company had $148,432,178 of unfunded commitments for its investments in limited partnerships at December 31, 2001.

                    American General Life Insurance Company

12. REINSURANCE

Reinsurance transactions for the years ended December 31, 2001, 2000, and 1999 were as follows:

                                                                                        PERCENTAGE
                                          CEDED TO        ASSUMED                        OF AMOUNT
                                            OTHER        FROM OTHER                     ASSUMED TO
                        GROSS AMOUNT      COMPANIES      COMPANIES      NET AMOUNT          NET
                     ------------------------------------------------------------------------------
                                               (In Thousands)
December 31, 2001
Life insurance in
 force                    $57,955,308     $27,383,136     $1,476,006     $32,048,178           4.61%
                          ==========================================================
Premiums:
 Life insurance and
  annuities                   347,394         136,077          5,899         217,216           2.72%
 Accident and health
  insurance                       784              71              -             713           0.00%
                          ----------------------------------------------------------
Total premiums            $   348,178     $   136,148     $    5,899     $   217,929           2.71%
                          ==========================================================
December 31, 2000
Life insurance in
 force                    $53,258,777     $21,254,765     $  401,854     $32,405,866          1.24 %
                          ==========================================================
Premiums:
 Life insurance and
  annuities                   138,418          77,566            810          61,662           1.31%
 Accident and health
  insurance                       877             127              -             750           0.00%
                          ----------------------------------------------------------
Total premiums            $   139,295     $    77,693     $      810     $    62,412           1.30%
                          ==========================================================
December 31, 1999
Life insurance in
 force                    $50,060,334     $17,056,734     $  524,062     $33,527,662           1.56%
                          ==========================================================
Premiums:
 Life insurance and
  annuities               $   101,900     $    49,530     $      252     $    52,622           0.48%
 Accident and health
  insurance                       977              84              -             893           0.00%
                          ----------------------------------------------------------
Total premiums            $   102,877     $    49,614     $      252     $    53,515           0.47%
                          ==========================================================

Reinsurance recoverable on paid losses was approximately $14.6 million, $12.2 million, and $8.0 million, at December 31, 2001, 2000, and 1999, respectively. Reinsurance recoverable on unpaid losses was approximately $11.4 million, $3.2 million, and $10.5 million, at December 31, 2001, 2000, and 1999, respectively.

                    American General Life Insurance Company

13. DIVISION OPERATIONS

13.1 NATURE OF OPERATIONS

The Company manages its business operation through two divisions, which are based on products and services offered.

RETIREMENT SERVICES

The Retirement Services Division provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

LIFE INSURANCE

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

                    American General Life Insurance Company

13. DIVISION OPERATIONS

13.2 DIVISION RESULTS

Results of each division exclude goodwill amortization, net realized investment gains, and non-recurring items.

Division earnings information was as follows:

                           REVENUES                INCOME BEFORE TAXES              EARNINGS
              -------------------------------------------------------------------------------------
                    2001       2000       1999    2001     2000     1999     2001     2000     1999
              -------------------------------------------------------------------------------------
                                                   (In Millions)
Retirement
 Services         $2,107     $2,215     $2,088   $ 562    $ 702    $ 567    $ 385    $ 463    $ 374
Life Insurance     1,104        942        883     176      199      191      106      143      123
                  ---------------------------------------------------------------------------------
Total
 divisions         3,211      3,157      2,971     738      901      758      491      606      497
Goodwill
 amortization          -          -          -      (1)      (1)      (2)      (1)      (1)      (2)
RG (L)               (66)       (98)         5     (66)     (98)       5      (44)     (64)       3
Nonrecurring
 items                 -          -          -     (34)       -        -      (22)       -        -
                  ---------------------------------------------------------------------------------
Total
 consolidated     $3,145     $3,059     $2,976   $ 637    $ 802    $ 761    $ 424    $ 541    $ 498
                  =================================================================================

Division balance sheet information was as follows:

                                     ASSETS                    LIABILITIES
                               ------------------------------------------------
                                                 December 31
                               ------------------------------------------------
                                  2001         2000          2001         2000
                               ------------------------------------------------
                                                 (In Millions)

Retirement Services             $45,688      $46,356       $43,028      $43,970
Life Insurance                   11,410       10,685        10,242        9,610
                               ------------------------------------------------
Total consolidated              $57,098      $57,041       $53,270      $53,580
                               ================================================

                     American General Life Insurance Company

14.  SUBSEQUENT EVENT

Effective December 31, 2002, The Franklin Life Insurance Company, The American Franklin Life Insurance Company, and All American Life Insurance Company will merge with American General Life Insurance Company, an indirect, wholly-owned subsidiary of American General.

  * The AGL consolidated financial statements, Page F-1, "The Report of Independent Auditors" has been revised concerning the date and the new footnote No. 14 added above. The new date of The Report of Independent Auditors is "February 1, 2002, except footnote 14 as to which the date is December 20, 2002."

                         [LETTERHEAD OF ERNST & YOUNG]

                         Report of Independent Auditors

Board of Directors
All American Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of All American Life Insurance Company (the Company) as of December 31, 2001 and 2000, and the related statutory-basis statements of income, changes in capital and surplus and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Illinois Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are described in Notes 1 and 13.

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of the Company as of December 31, 2001 and 2000, or its results of operations or its cash flow for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Illinois Insurance Department.

As discussed in Note 2 to the financial statements in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Illinois Insurance Department.

                                             /s/ ERNST & YOUNG LLP
                                             --------------------------

May 3, 2002


                   A Member Practice of Ernst & Young Global

                      All American Life Insurance Company

                        Balance Sheets--Statutory-Basis

                                                                                 December 31
                                                                            2001             2000
                                                                    --------------------------------------
                                                                                 (In Thousands)
Admitted assets
Cash and investments:
   Bonds                                                              $1,772,952              $1,770,222
   Preferred stocks                                                        2,567                   5,099
   Common stocks                                                           9,684                     106
   Cash                                                                    3,350                   7,012
   Short-term investments                                                 29,772                  37,352
   Mortgage loans                                                         90,038                  90,392
   Real estate                                                             2,460                   4,771
   Policy loans                                                          141,025                 140,180
   Other invested assets                                                  14,676                  10,195
                                                                    --------------------------------------
Total cash and investments                                             2,066,524               2,065,329
Amounts recoverable from reinsurers                                        6,193                   4,832
Commissions and expense allowances due                                     2,893                   5,278
Accrued investment income                                                 32,196                  35,688
Deferred and uncollected premiums, less loading                           32,956                  34,726
(2001 - $13,054,000; 2000 - $12,841,000)
Accident and health premiums due and unpaid                                 (585)                   (712)
Receivable from affiliates                                                 3,706                   6,158
Federal income tax recoverable (including $28,474,000 net                 36,425                      --
deferred tax asset at December 31, 2001)
Other admitted assets                                                      3,127                   1,724
                                                                    --------------------------------------
Total admitted assets                                                 $2,183,435              $2,153,023
                                                                    ======================================

                                                                                 December 31
                                                                            2001             2000
                                                                    --------------------------------------
                                                                                 (In Thousands)
Liabilities and capital and surplus
Liabilities:
   Policy and contract liabilities:
       Life and annuity reserves                                      $1,844,377              $1,826,869
       Accident and health reserves                                          320                     398
       Premiums received in advance                                          383                     352
       Policy and contract claims-- life                                  17,628                  19,399
       Policy and contract claims-- health                                   (30)                    (30)
       Premium and other deposit liabilities                              36,044                      --
       Policyholder dividends and coupons and other                          372                     376
                                                                    --------------------------------------

Total policy and contractual liabilities                               1,899,094               1,847,364
   Federal income taxes payable                                               --                   4,157
   Payable to affiliates                                                   6,149                   6,085
   Reinsurance in unauthorized companies                                  29,694                  71,645
   General expenses                                                        1,340                   1,023
   Commissions                                                             5,544                   7,799
   Taxes, licenses and fees                                                2,891                   3,722
   Other liabilities                                                      26,135                  64,263
   Interest maintenance reserve                                           27,069                  25,125
   Asset valuation reserve                                                18,112                  24,688
                                                                    --------------------------------------
 Total liabilities                                                     2,016,028               2,055,871

 Capital and surplus:
   Common stock, $1 par value; 10,000,000 shares                           6,043                   6,043
   authorized; 6,043,000 issued and outstanding
   Additional paid-in surplus                                             91,109                  91,109
   Unassigned surplus                                                     70,255                      --
                                                                    --------------------------------------
 Total capital and surplus                                               167,407                  97,152
                                                                    --------------------------------------
Total liabilities and capital and surplus                             $2,183,435              $1,153,023
                                                                    ======================================

See accompanying notes.

                       All American Life Insurance Company

                      Statements of Income--Statutory-Basis

                                                                                         Year ended December 31
                                                                                      2001                    2000
                                                                            ------------------------------------------------
                                                                                             (In Thousands)
Revenues:
     Premiums and annuity considerations:                                             $175,478                 $184,736
     Other considerations received                                                         118                      361
     Net investment income                                                             154,410                  161,361
     Amortization of interest maintenance reserve                                        1,807                    1,937
     Commissions and expense allowances on reinsurance ceded                            27,639                   33,701
     Other income                                                                        2,265                   28,508
                                                                            ------------------------------------------------
Total revenues                                                                         361,726                  410,604

Benefits paid or provided:
     Death and matured endowments                                                       93,634                   91,391
     Annuity benefits                                                                    8,685                   10,572
     Accident and health benefits                                                          667                      601
     Surrender benefits                                                                 76,194                  120,916
     Other benefits                                                                      3,363                    3,071
     Increase (decrease) in life, annuity and accident and health reserves              17,430                  (19,118)

                                                                            ------------------------------------------------
Total benefits paid or provided                                                        199,973                  207,973

Insurance and other expenses:
     Commissions                                                                        34,898                   54,088
     General insurance expenses                                                         27,535                   27,065
     Taxes, licenses and fees                                                            5,425                    6,503
     Restructuring costs                                                                 6,039                       --
     Other benefits and expenses                                                           427                   27,922
                                                                            ------------------------------------------------
Total insurance and other expenses                                                      74,324                  115,578

Net gain from operations before dividends to policyholders, federal
  income taxes and net realized capital loss                                            87,429                   87,053
Dividends to policyholders                                                                 221                      235
                                                                            ------------------------------------------------
Net gain from operations before federal income taxes and net
  realized capital losses                                                               87,208                   86,818
Federal income taxes                                                                    20,502                   31,778
                                                                            ------------------------------------------------
Net gain from operations before net realized capital losses                             66,706                   55,040

Net realized capital gains/losses, net of federal income tax expense
(benefit) of $2,358,000 and $124,000 in 2001 and 2000, respectively, and excluding net gains of $3,751,000 and $672,000 transferred to the interest maintenance reserve for 2001 and 2000,
respectively                                                                           (11,722)                  (1,528)
                                                                            ------------------------------------------------
Net income                                                                            $ 54,984                 $ 53,512
                                                                            ================================================

See accompanying notes.

                       All American Life Insurance Company

          Statements of Changes in Capital and Surplus--Statutory-Basis

                                                                                          Unassigned
                                                           Common          Paid-In         Surplus        Total Capital
                                                            Stock          Surplus        (Deficit)        and Surplus
                                                       -------------------------------------------------------------------
                                                                                 (In Thousands)
Balances at January 1, 2000                                   6,043          $94,434      $(14,051)         $ 86,426
     Net income                                                  --               --        53,512            53,512
     Change in net unrealized gains/losses                       --               --          (892)             (892)
     Increase in nonadmitted assets                              --               --       (10,406)          (10,406)
     Increase in liability for reinsurance in
         unauthorized companies                                  --               --        (9,034)           (9,034)
     Increase in asset valuation reserve                         --               --        (2,106)           (2,106)
     Dividends to stockholder                                    --           (3,325)      (28,675)          (32,000)
     Prior year federal income tax                               --
         adjustment                                                               --          (348)             (348)
     Amortization of assumption
         reinsurance                                             --               --        12,000            12,000
                                                       -------------------------------------------------------------------
Balances at December 31, 2000                                 6,043           91,109            --            97,152
     Net income                                                  --               --        54,984            54,984
     Change in net unrealized gains/losses                       --               --        (7,376)           (7,376)
     Increase in nonadmitted assets                              --               --        11,870            11,870
     Decrease in liability for reinsurance in
         unauthorized companies                                  --               --        41,951            41,951
     Decrease in asset valuation reserve                         --               --         6,576             6,576
     Dividends to stockholder                                    --               --       (54,000)          (54,000)
     Change in net deferred income tax                           --               --        (8,649)           (8,649)
     Cumulative effect of changes in
         accounting policies                                     --               --        24,899            24,899
                                                       -------------------------------------------------------------------
Balances at December 31, 2001                                 6,043          $91,109      $ 70,255          $167,407
                                                       ===================================================================

See accompanying notes.

                       All American Life Insurance Company

                   Statements of Cash Flows - Statutory-Basis

                                                                                Year ended December 31
                                                                              2001                  2000
                                                                      -----------------------------------------
                                                                                    (In Thousands)
Operating activities
Premiums and annuity considerations                                       $   176,732             $  184,840
Considerations for supplementary contracts with life                              118                    361
  contingencies
Commissions and expense allowances on reinsurance ceded                        30,438                 29,536
Net investment income                                                         159,360                162,541
Death benefits                                                                (96,433)               (87,079)
Matured endowments                                                             (1,007)                  (968)
Disability benefits and benefits under accident and health policies                 7                 (1,370)
Surrender benefits and other fund withdrawals paid                            (76,194)              (120,916)
Annuity benefits                                                               (8,685)               (10,572)
Interest on policy or contract funds                                           (1,699)                (1,896)
Payments on supplementary contracts with life contingencies                    (1,427)                (1,431)
Commissions on premiums and annuity considerations                            (30,574)               (49,272)
Commissions and expense allowances on reinsurance assumed                      (6,996)                  (365)
General insurance expenses                                                    (30,303)               (32,912)
Insurance taxes, licenses and fees, excluding federal income taxes             (6,330)                (6,476)
Federal income taxes paid                                                     (27,569)               (18,738)
Other operating expenses paid                                                    (297)               (26,143)
Other operating activities, net                                                 1,981                 28,340
                                                                      -----------------------------------------
Net cash provided by operating activities                                      81,122                 47,480

Investing activities
Purchase of investments                                                    (1,914,200)              (838,253)
Proceeds from investments sold, matured or repaid                           1,894,893                827,104
Net increase in policy loans                                                     (845)                  (682)
Net tax on capital losses                                                      (2,628)                (2,628)
                                                                      -----------------------------------------
Net cash (used in) investing activities                                       (22,780)               (14,459)

Financing and miscellaneous activities

Dividends to stockholder                                                      (54,000)               (32,000)
Contributed capital from Parent                                                    --                 12,000
Other, net                                                                    (15,584)                15,347
                                                                      -----------------------------------------
Net cash used in financing and miscellaneous activities                       (69,584)                (4,653)


Net increase (decrease) in cash and short-term investments                    (11,242)                28,368
Cash and short-term investments at beginning of year                           44,364                 15,996
                                                                      -----------------------------------------
Cash and short-term investments at end of year                            $    33,122             $   44,364
                                                                      =========================================


See accompanying notes.

                       All American Life Insurance Company

                  Notes to Statutory-Basis Financial Statements

                                December 31, 2001

1. Nature of Operations and Significant Accounting Policies

All American Life Insurance Company (All American) is a wholly owned subsidiary of USLIFE Corporation. USL1FE Corporation is a wholly owned subsidiary of American General Corporation (AGC). On August 29, 2001, AGC was acquired by American International Group (MG). All American is licensed and operates as a life insurance company nationwide, except in the state of New York. Direct premiums collected in a single state do not exceed 5% with the exception of California, Florida, Illinois, New York and Texas, which accounted for approximately 48% and 49% of direct premiums in 2001 and 2000, respectively.

All American previously offered a broad portfolio of individual life insurance and annuity policies, as well as group annuity policies. Currently, the Company's offerings are limited primarily to certain whole life and universal life policies. The individual life and annuity product line, which includes universal life, term life, whole life and deferred annuity products, accounts for the majority of All American's pretax income and total revenues. These individual products are sold primarily through independent general agencies who are compensated on a commission basis and usually sell products of other companies in addition to those of All American.

Basis of Presentation

The accompanying statutory-basis financial statements are prepared in conformity with accounting practices prescribed or permitted by the Illinois Insurance Department, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

         Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholders' equity for those designated as available-for-sale.

                       All American Life Insurance Company

         Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Prior to January 1, 2001, valuation allowances were based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate, or if foreclosure is probable, on the estimated fair value of the collateral.

         The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

         Investments in real estate are reported net of related obligations rather than on a gross basis. Changes in valuations of real estate are charged directly to unassigned surplus. Under GAAP, such changes are charged against income.

         Valuation Reserves: Under a formula prescribed by the NAIC, All American defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity; that net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR.

         Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gain or losses are sold. The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC-prescribed formula with charges reflected directly in unassigned surplus. AVR is not recognized for GAAP.

         Policy Acquisition Costs: Acquisition costs, such as commissions and other costs incurred in connection with acquiring new business, are charged to current operations as incurred rather than deferred and amortized over the policy period.

                       All American Life Insurance Company

         Universal Life and Annuity Policies: Revenues for universal life policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value.

         Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

         Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP. Commission allowances received from reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred acquisition costs.

         A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

         Deferred Income Taxes: Effective January 1, 2001, deferred tax assets are limited to: (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year; plus (2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill; plus (3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted. Deferred taxes do not include amounts for state taxes. Prior to January 1, 2001, deferred federal income taxes were not provided for differences between the financial statement amounts and tax bases of assets and liabilities. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

         Nonadmitted Assets: Certain assets designated as "nonadmitted assets" -- principally past-due agents' balances, furniture and equipment, unsecured loans or cash advances to officers or agents, company's stock as collateral for loans, non-bankable checks, and trade names and other intangible assets, and other assets not specifically identified as admitted assets within the Accounting Practices and Procedures Manual-are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Prior to January 1, 2001, nonadmitted assets included certain assets designated as nonadmitted. Under GAAP, such assets are included in the balance sheet.

         Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

         Statements of Cash Flow: Cash and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the above-described differences on net income and capital and surplus are disclosed in Note 13.

Other significant accounting policies are as follows:

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investments

Bonds, preferred stocks, common stocks, short-term investments, and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are stated at amortized cost using the scientific method.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Prior to April 1, 2001, under GAAP, All American accounted for the effects of changes in prepayment assumptions in the same manner. Effective April 1, 2001, for GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.

Preferred stocks (NAIC designations 1 to 3) are valued at cost or amortized cost. All other preferred stocks (NAIC designations 4 to 6) are reported at the lower of cost, amortized cost, or fair value.

Common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes. Prior to January 1, 2001, the related net unrealized capital gains or losses were reported in unassigned surplus without any adjustment to federal income taxes.

Mortgage loans are reported at unpaid principal balances. The maximum and minimum lending rates for mortgage loans during 2001 were 8.21% and 7.21%, respectively. The maximum percentage of any loan to the value of security at the time of the loan was 74%. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

Real estate is valued at cost, less accumulated depreciation, encumbrances and any allowance for impairment of value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

All American uses interest rate swaps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As All American only uses derivatives for hedging purposes, All American values all derivative instruments on a consistent basis as the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Realized gains or losses on sale of investments are determined on a specific identification basis. Realized capital gains or losses are reflected as credits or charges to income, net of income tax and amounts transferred to the IMR. Unrealized capital gains and losses are reflected as direct credits or charges to unassigned surplus.

Premiums and Annuity Considerations

Life insurance and annuity premiums are recognized as revenue when due. Health insurance premiums are earned pro-rata over the terms of the policies.

Liabilities for Future Policy Benefits

The liability for future policy benefits includes aggregate actuarial reserves prepared in accordance with state statutes and administrative regulations. Future policy benefit reserves are based on statutory mortality and interest requirements without consideration of withdrawals. The effect of changes in valuation methods is charged or credited directly to surplus. There were no changes in valuation methods in 2001 or 2000.

The liability for future policy benefits on life insurance policies has been calculated principally using the Net Level Reserve Method and the Commissioners Reserve Valuation Method (CRVM). Approximately 22% and 23% of the reserves are calculated on a net level reserve basis for 2001 and 2000, respectively, and 75% and 74% on a CRVM basis for 2001 and 2000, respectively. The effect of the use of a modified reserve

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

basis is to offset partially the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is less than the reserve increase in renewal years. The various actuarial factors were determined from tables in common use when the policies concerned were issued. The 1941, 1958 and 1980 Commissioner's Standard Ordinary Mortality and American Experience Tables, assuming interest rates varying from 2% to 7.25%, have been principally used in making these reserve computations.

All American waives deduction of deferred fractional premiums upon death of the insureds and returns any portion of the premium related to coverage beyond the date of death. Surrender values on some policies are in excess of the legally computed reserves. Additional reserves have been established for these benefits. Extra premiums are charged for substandard lives. The additional reserve for policies issued on substandard lives equals one half of the additional gross annual premium resulting from substandard classification.

As of December 31, 2001, All American has reserves of $47,989,000 to cover $4,211,302,000 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the state of Illinois.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has been determined from basic policy information and from accounting data on interest credited.

Reserves for annuities, supplementary contracts with life contingencies and other benefits are computed using recognized and accepted mortality tables and methods, which equal or exceed the minimum reserves calculated under the Commissioners' Annuity Reserve Valuation Method. The liability for future policy benefits on accident and health policies consists of active life reserves and the present value of amounts not yet due on claims. The active life reserves include additional reserves for noncancelable or guaranteed renewable policies, pro rata unearned premium reserves and reserves for return of premium provisions. Interest rates varying from 2 1/2% to 3 1/2% were used.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued) Policy and Contract Claims

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred through December 31. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Guaranty Fund Assessments

Guaranty fund assessments are accrued using management's best estimate of All American's proportionate share of assessments that may be made by state insolvency funds based on published insolvencies.

Financial Instruments and Concentrations of Credit Risk

All American's investments in bonds and preferred stocks comprise a diverse portfolio represented by approximately 328 issuers, with no issuer accounting for more than 1.1% of All American's total investment in these securities, based on book/adjusted carrying value, at December 31, 2001.

All American's investments in mortgage loans at December 31, 2001, are characterized by a broad geographical distribution, with approximately 6% of total statement value relating to the New England region of the United States, 3% from the middle-Atlantic states, 24% from the north-central states, 16% from the south-Atlantic states, 29% from the south-central states, 4% from the mountain states, and 18% from the Pacific states. Based on statement value, approximately 32% of All American's mortgage loans at that date are secured by office buildings, 14% by industrial/warehouse properties, 54% by retail properties and the remainder by hotel/motel, medically oriented, or other specialty properties.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued) Reclassifications

Certain 2000 numbers have been reclassified to conform to their 2001 presentation.

2. Accounting Changes

All American prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, All American reported a change of accounting principle, as an adjustment that increased capital and surplus of $24,899,000 as of January 1, 2001. This net amount included an increase in deferred tax assets of $27.0 million offset by a reduction in unassigned surplus of $2.1 million related to fair market value adjustments and other assessments.

                       All American Life Insurance Company

3. Investments

The statement value and fair value of bonds as of December 31, 2001 and 2000, are as follows:

                                                                           Gross            Gross
                                                        Statement        Unrealized       Unrealized         Fair
                                                          Value            Gains            Losses           Value
                                                    -----------------------------------------------------------------
                                                                                (In Thousands)
December 31, 2001
U.S. Treasury securities and obligations
    of U.S. government agencies                     $      20,926        $  1,807         $      --       $    22,733
States political subdivisions and all
    other governments                                      36,297           3,246                --            39,543
Special revenue and assessment                              5,003             594                --             5,597
Industrial and miscellaneous                            1,076,313          44,592           (38,786)        1,082,119
Industrial - miscellaneous affiliated                      49,000              --                --            49,000
Public utility                                            131,414           4,676            (3,130)          132,960
Mortgage-backed securities                                453,999           6,029            (3,159)          456,869
                                                    -----------------------------------------------------------------
Total bonds                                         $   1,772,952        $ 60,944         $ (45,075)      $ 1,788,821
                                                    =================================================================
December 31, 2000

U.S. Treasury securities and obligations
    of U.S. government agencies                     $      20,959        $  1,427         $      --       $    22,386
States political subdivisions and all
    other governments                                      39,175           3,063                --            42,238
Special revenue and assessment                              6,507              17                --             6,524
Industrial and miscellaneous                            1,189,227          21,311           (58,205)        1,152,333
Public utility                                            168,891           3,596            (3,551)          169,026
Mortgage-backed securities                                345,373              --                --           345,373
                                                    -----------------------------------------------------------------
Total bonds                                         $   1,770,222        $ 29,414         $ (61,756)      $ 1,173,080
                                                    =================================================================

                       All American Life Insurance Company

3. Investments (continued)

The statement value and fair value of bonds at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Statement             Fair
                                                 Value              Value
                                             -----------------------------------
                                                       (In Thousands)

Due in one year or less                      $      67,302      $      68,182
Due after one year through five years              225,552            231,448
Due after five years through ten years             330,927            335,866
Due after ten years                                695,172            696,456
Mortgage-backed securities                         453,999            456,859
                                             -----------------------------------
                                             $   1,772,952      $   1,788,811
                                             ===================================


Proceeds from the sales and redemption of investments in bonds during 2001 and 2000 were $1,827,651,000 and $783,346,000; gross gains of $15,184,000 and
$6,215,000 and gross losses of $19,343,000 and $7,339,000 were realized on those sales during 2001 and 2000, respectively.

At December 31, 2001, bonds with an admitted asset value of $23,128,000 were on deposit with state insurance departments to satisfy regulatory requirements.

                       All American Life Insurance Company

Unrealized gains and losses on investments in preferred and common stocks are reported directly in unassigned surplus and do not affect operations. The statement value, gross unrealized gains and losses and fair value of those investments are summarized as follows:

                                      Gross           Gross
                       Statement    Unrealized     Unrealized      Fair
                         Value        Gains          Losses        Value
                      ---------------------------------------------------
                                        (In thousands)

At December 31, 2001
Preferred stocks         $ 2,567          $100           $ 52     $ 2,615
Common stocks              9,684            --             --       9,684
                      ---------------------------------------------------
Total                    $12,251          $100           $ 52     $12,299
                      ===================================================

At December 31, 2000
Preferred stocks         $ 5,099          $101           $ 36     $ 5,164
Common stocks                106            --             --         106
                      ---------------------------------------------------
Total                    $ 5,205          $101           $ 36     $ 5,270
                      ===================================================


Net investment income consists of the following:

                                                      Year Ended December 31
                                                     2001                 2000
                                              ----------------------------------
                                                           (In Thousands)

Investment income:
     Bonds                                           $139,233          $142,030
     Bonds - affiliated                                   201                --
     Common stock - affiliated                         (1,390)               --
     Preferred stocks                                     203               933
     Mortgage loans on real estate                      7,139             7,339
     Real estate                                        1,246             1,322
     Policy loans                                       9,654             9,660
     Short-term investments and cash                    6,588             7,911
     Other investment income                            3,393             2,325
                                              ----------------------------------
Total investment income                               166,267           171,520
Investment expenses                                   (11,857)          (10,159)
                                              ----------------------------------
Net investment income                                $154,410          $161,361
                                              ==================================

                       All American Life Insurance Company

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                              2001         2000
                                                          ---------------------------
                                                                (In Thousands)
Realized capital losses                                    $ (5,613)      $  (980)
Less amount transferred to IMR (net of related taxes of
 $2,020 in 2001 and $362 in 2000)                             3,751           672
                                                          ---------------------------
                                                             (9,364)       (1,652)
Less federal income taxes on realized capital losses          2,358           124
                                                          ---------------------------
Net realized capital losses                                $(11,722)      $(1,528)
                                                          ===========================

4. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide All American with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

All American participates in a reinsurance agreement whereby 80% - 90% of the face amount of the majority of All American's new universal life issues is reinsured. All American's maximum retention for a single insured risk is $1,500,000, although reinsurance generally starts at lesser amounts.

All American's future policy benefits and policy claims are stated after deduction for reinsurance ceded to other companies. Total reserve credits taken with respect to reinsurance contracts were $210,749,000 and $245,136,000 at December 31, 2001 and 2000, respectively. Reinsurance contracts do not relieve All American from its obligations to policyholders, and All American remains liable with respect to reinsurance ceded in the event any reinsurer is unable to meet the obligations, which have been assumed. Premiums assumed and ceded were $(1,763,000) and $80,468,000 respectively, in 2001 and $(913,000) and
$108,089,000, respectively, in 2000.

                       All American Life Insurance Company

The effect of reinsurance on benefits to policyholders and beneficiaries is as follows:

                                                       2001             2000
                                                 -------------------------------
                                                  (In Thousands)

Benefits to policyholders and beneficiaries,
   before reinsurance recoveries                   $   273,519    $   346,211
Reinsurance recoveries                                  90,976         93,355
                                                 -------------------------------
Benefits to policyholders and beneficiaries,
   net of reinsurance recoveries                   $   182,543    $   252,856
                                                 ===============================

All American's reinsurance receivable and recoverable amounts, including reserve credits taken, included in the statutory balance sheets at December 31, 2001, relate to 56 reinsurers. No single unaffiliated reinsurer accounts for more than 26% of the total reinsurance receivable and recoverable amounts at December 31, 2001. All American monitors the financial condition of its reinsurers in order to minimize its exposure to loss from reinsurer insolvencies.

All American reinsured its group life (excluding permanent policies), credit life, group accident and health and credit accident and health business to an affiliate, American General Assurance Company (AGAC), effective October 1, 1998. This transaction resulted in the cession of approximately 99,000 life policies representing $11.7 billion of insurance in force and approximately 34,000 accident and health policies. Assets and liabilities of approximately $57 million were transferred in connection with the transaction. The reinsurance transaction was approved by the appropriate regulatory authorities.

During 2000, the Company entered into a reinsurance agreement with AGC Life Insurance Company, an affiliate. This indemnity reinsurance is a combination of coinsurance and modified coinsurance and covers certain universal life policies issued after 1999 with long-term guarantees. As of December 31, 2001 and 2000, respectively, reserves ceded under this treaty total $22,850,000 and $20,081,282. This agreement was approved by the Department of Insurance for both the state of Illinois and the state of Missouri.

During 2001, All American, through a third-party administrator, participated as a lead reinsurer for a pool of group accident and health risks. These risks were retroceded to other members of the pool.

                       All American Life Insurance Company

5. Annuity Reserves

At December 31, 2001, All American's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                                            Amount    Percent
                                                           -------------------
                                                             (In Thousands)

Subject to discretionary withdrawal at book value
   less surrender charge                                    $  3,649        2%
Subject to discretionary withdrawal at book
value with minimal or no charge or adjustment                145,195       80
   Not subject to discretionary withdrawal                    31,745       18
                                                           ------------------
   Total annuity reserves and deposit fund liabilities      $180,589      100%
                                                           ==================

Future policy benefit reserves for All American's life insurance policies represent the majority of the variance between the amounts reflected here and the amount reflected on the 2001 balance sheet.

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2001, were as follows:


                                           Gross      Net of Loading
                                  -----------------------------------
                                              (In Thousands)

  Ordinary new business                 $  1,744          $    421
  Ordinary renewal                        44,549            32,819
  Credit Life                               (541)             (541)
  Group Life                                 258               257
                                  -----------------------------------
  Total                                 $ 46,010          $ 32,956
                                  ===================================

                       All American Life Insurance Company

7. Managing General Agents

All American's group products are sold directly to customers through third-party administrators. The third-party administrators with premiums written in 2001 of more than 5% of surplus were as follows (in thousands):


   Seabury & Smith                                                    $23,029
   Total direct premium of TPAs with less than 5% of surplus           16,162
                                                                  ------------
   Grand total of direct premiums for TPAs                            $39,191
                                                                  ============

Seabury & Smith sells group life and group accident and health products, and is granted authority to collect premiums. The third-party administrator noted above does not hold an exclusive contract with All American.

8. Federal Income Taxes

For the period from January 1, 2001 to August 29, 2001, the Company filed a separate federal income tax return. For the period August 30, 2001 to December 31, 2001, the Company filed a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within 90 days after the filing of the consolidated federal income tax return for the year in which the losses are used.

The components of the net deferred tax asset at December 31, 2001, is as follows (in thousands):

   Gross deferred tax assets                       $127,129
   Gross deferred tax liabilities                   (11,542)
   Deferred tax assets nonadmitted                  (87,113)
                                                  ---------
   Net admitted deferred tax assets                $ 28,474
                                                  =========

                       All American Life Insurance Company

The change in deferred tax assets and deferred tax liabilities for the year ended December 31, 2001, are as follows (in thousands):

   Change in deferred tax assets                                      $  (9,863)
   Change in gross deferred tax liabilities                               1,214
                                                                    -----------
   Change in net deferred tax asset                                      (8,649)
   Tax effect of realized and unrealized gains (losses)                   6,904
                                                                    -----------
   Change in net deferred income related to income from operations    $ (15,553)
                                                                    ===========

All American's income tax expense and change in deferred taxes differs from the amount obtained by applying the federal statutory rate of 35% to Net Gain from Operations After Dividends to Policyholders for the following reasons:

                                                             Year ended
                                                            December 31
                                                               2001
                                                         -----------------
                                                           (In Thousands)

   Expected federal income tax expense                      $     30,522
   IMR amortization                                                 (632)
   Change in liability for unauthorized reinsurers                14,683
   Change in nonadmitted assets                                   (8,206)
   Other                                                            (311)

                                                           -------------
   Total incurred income tax                                $     36,056
                                                           =============

   Federal income taxes incurred                            $     20,503
   Change in net deferred income taxes                            15,553
                                                           -------------
   Total statutory income taxes                             $     36,056
                                                           =============

Under the provisions of prior tax law applicable to life insurance companies, one half of the excess of the gain from operations of a life insurance company over its taxable investment income was not taxed but was set aside in a special "policyholders" surplus account." Under provisions of the Tax Reform Act of 1984, this account was "frozen" as of December 1983 and is subject to tax under conditions set forth pursuant to prior tax law. The policyholders' surplus account may be taxable if All American does not qualify

                       All American Life Insurance Company
as a life insurance company for tax purposes or under certain other specified conditions. Management does not believe that any of this account will be taxed in the foreseeable future. However, should the balance at December 31, 2001, become taxable, the tax computed at present rates would be approximately $26,300,000.

9.  Employee Benefit Plans

Substantially all employees of All American are covered under a qualified defined-benefit pension plan sponsored by AGC. Benefits are generally based on years of service, the employee's compensation during the last three years of employment and an average of social security wages. AGC's funding policy is to charge each subsidiary for its allocable share of such contributions based on a percentage of payroll. All American was not required to make a contribution to the pension plan in 2001 or 2000.

In addition to pension benefits, certain health care and life insurance benefits are provided to retired employees under a defined benefit plan sponsored by AGC. Employees may become eligible for these benefits if they have accumulated 10 years of service and reach normal or early retirement age while working for All American. The plan provides benefits supplemental to Medicare after retirees are eligible for Medicare benefits. The postretirement benefit plan contains cost-sharing features such as deductibles and coinsurance, and contributions of certain retirees are subject to annual adjustments. These benefits are funded on an incurred basis. All American's allocated contribution to the plan was $234,000 and $270,000 in 2001 and 2000, respectively.

10. Related-Party Transactions

AGC and certain affiliated companies provide services to All American, principally data processing, investment management, professional and administrative services. During 2001 and 2000, All American paid $26,124,000 and $28,116,000, respectively, for these services. In addition, All American provides services to certain affiliated companies. During 2000, All American was reimbursed $51,000 for these services.

Intercompany receivables and payables are settled periodically throughout the year.

                       All American Life Insurance Company

All American periodically borrows funds from AGC under an intercompany short-term borrowing agreement entered into during 1997. These borrowings are on demand and are unsecured. Interest is charged on the average borrowing based on the commercial paper rate. At December 31, 2001, no amounts were outstanding under the borrowing agreement.

11. Contingent Liabilities and Commitments

All American is a party to various other lawsuits and proceedings arising in the ordinary course of business. Based upon information presently available, All American believes that the total amounts that will ultimately be paid, if any, arising from those lawsuits and proceedings will not have a material adverse effect on the financial position or results of operations of All American.

12. Capital and Surplus

All American is subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by All American is to be determined based on the various risk factors related to it. At December 31, 2001, All American meets the RBC requirements.

Retained earnings available for distribution as dividends to the stockholder are limited to the statutory unassigned surplus of All American as determined in accordance with accounting practices prescribed by insurance regulatory authorities. During 2001, All American paid a dividend of $54,000,000 to its stockholder. The 2000 dividend was $32,000,000. Consistent with Illinois regulations, dividends are paid out of additional paid-in surplus if unassigned surplus is equal or less than zero. Appropriate approval was obtained from the Commissioner of Insurance of the state of Illinois. Dividends to All American's stockholders are subject to the approval of the Commissioner of the state of Illinois if such dividend exceeds the greater of net gain from operations for the preceding calendar year before realized capital gains and losses for that calendar year or 10% of policyholders' surplus as of December 31 of the preceding year. The maximum amount of dividends that can be paid in 2002 without such approval is $66,705,000.

                       All American Life Insurance Company

13. Financial Statement Impact of Variances in Accounting Principles (Unaudited)

A reconciliation of net income and capital surplus amounts reported in the accompanying statutory financial statements to net income and capital prepared in accordance with GAAP follows:

                                                                     December 31
                                                               2001              2000
                                                          -------------------------------
                                                                  (In Thousands)
Statutory net income, as reported herein                  $       54,984     $     53,512
Adjustments:
   Deferred policy acquisition costs                             (21,116)         (17,489)
   Investments                                                     1,489              332
   Future policy benefits                                         11,755            9,171
   Deferred income taxes                                             999            7,457
   Interest maintenance reserve                                    1,944           (1,265)
   Other, net                                                     (2,150)            ,288)
                                                          -------------------------------
GAAP net income                                           $       47,905     $      8,430
                                                          ===============================

Statutory capital and surplus, as reported herein         $      167,407     $     97,152
Adjustments:
   Deferred policy acquisition costs                             171,349          207,690
   Future policy benefits                                         49,962           38,520
   Deferred income taxes                                          (2,530)          25,619
   Asset valuation reserve                                        18,112           24,688
   Investments                                                    15,826          (34,679)
   Interest maintenance reserve                                   27,069           25,125
   Nonadmitted assets                                             23,984           23,704
   Liability for unauthorized reinsurance                         29,694           71,645
   Other, net                                                      4,815           (8,045)
                                                          -------------------------------
GAAP stockholders' equity                                 $      505,688     $    471,419
                                                          ===============================

14. Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of indicated classes of financial instruments:

                       All American Life Insurance Company

Cash and Short-Term Investments

The carrying amounts of these assets approximate their fair values.

Bonds, Common and Preferred Stocks

Fair values are based on quoted market prices or dealer quotes.

Mortgage Loans

The fair value of mortgage loans, other than those which are more than 60 days delinquent or in foreclosure, is estimated by discounting the expected future cash flows. The rates used for this purpose are the estimated current rates that would be applied to the loans in a purchase or sale transaction, on an aggregate or bulk basis grouped by maturity range, considering the creditworthiness of the borrowers and the general characteristics of the collateral. For purposes of this calculation, the fair value of loans with stated interest rates greater than the estimated applicable market rate was adjusted to reflect the impact of prepayment options or other contractual terms upon market value. For mortgage loans which are classified as delinquent or are in foreclosure, fair value is based on estimated net realizable value of the underlying collateral.

Policy Loans

The carrying amounts reported in the balance sheets for these loans are considered to be reasonable estimates of their fair value.

Policyholder Account Balances Relating to Investment Contracts

The fair value of All American's liabilities under investment contracts - primarily deferred annuities - is estimated using discounted cash flow calculations based on interest rates being offered by All American for similar contracts at the balance sheet dates.

                       All American Life Insurance Company

The estimated fair values of All American's financial instruments are as follows:

                                                         2001                      2000
                                             -----------------------------------------------------
                                                Carrying      Fair        Carrying      Fair
                                                 Amount      Value         Amount       Value
                                             -----------------------------------------------------
                                                                  (In Thousands)
Financial assets:
    Cash on hand and on deposit              $    3,350    $    3,350     $     7,012   $    7,012
    Short-term investments                       29,772        29,772          37,352       37,352
    Bonds                                     1,723,952     1,739,821       1,770,222    1,738,080
    Bonds - affiliated                           49,000        49,000               -            -
    Preferred stocks                              2,567         2,615           5,099        5,164
    Common stock                                     40            40             106          106
    Common stock - affiliated                     9,644         9,644               -            -
    Mortgage loans                               90,038        93,072          90,392       90,762
    Policy loans                                141,025       141,025         140,180      140,180

Financial liabilities:
    Policyholder account balances
         related to investment contracts        113,275       103,121         144,600      140,284

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------


                                                                          PAGE
                                                                          ----

Report of Independent Auditors                                             F-1


Statement of Income                                                        F-2


Balance Sheet                                                              F-3


Statement of Shareholder's Equity                                          F-4


Statement of Comprehensive Income                                          F-4


Statement of Cash Flows                                                    F-5


Notes to Financial Statements                                       F-6 - F-15

                         REPORT OF INDEPENDENT AUDITORS

                      ___________________________________


Board of Directors
 and Shareholder
The American Franklin Life Insurance Company

We have audited the accompanying balance sheet of The American Franklin Life Insurance Company, (the Company), a wholly-owned subsidiary of The Franklin Life Insurance Company, which is an indirect wholly-owned subsidiary of American General Corporation, as of December 31, 2001 and 2000, and the related statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The American Franklin Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                /s/ ERNST & YOUNG, LLP
                                                --------------------------

Chicago, Illinois
February 5, 2002, except footnote 12
as to which the date is
December 20, 2002

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                              STATEMENT OF INCOME
                                 (In thousands)


                                                                        For the years ended December 31
                                                                      2001           2000            1999
                                                                 -------------------------------------------
Revenues
 Premiums and other considerations                               $  18,345        $   20,443       $  10,087
 Net investment income                                               3,146             2,533           2,541
 Realized investment gains (losses)                                     (2)               (2)             21
 Other revenues                                                     35,249            38,414          32,418
                                                                 -------------------------------------------
    Total revenues                                                  56,738            61,388          45,067

Benefits and expenses
 Insurance and annuity benefits                                     22,468            25,725           9,040
 Operating costs and expenses                                       15,463            19,979          21,524
 Commissions and allowances                                         19,020            30,492          28,533
 Change in deferred policy acquisition costs and
  cost of insurance purchased                                       (5,383)          (16,371)        (16,871)
                                                                 -------------------------------------------
   Total benefits and expenses                                      51,568            59,825          42,226
                                                                 -------------------------------------------

Income before income taxes                                           5,170             1,563           2,841

Income tax expense (benefit)
 Current                                                               (83)           (1,090)         (1,449)
 Deferred                                                            1,747             1,177           1,358
                                                                 -------------------------------------------
   Total income tax expense (benefit)                                1,664                87             (91)
                                                                 -------------------------------------------

Net income                                                       $   3,506        $    1,476       $   2,932
                                                                 ===========================================

                      See Notes to Financial Statements.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                                 BALANCE SHEET
                       (In thousands, except share data)


                                                                                                   At December 31
                             ASSETS                                                            2001               2000
                                                                                        ---------------------------------
Investments
  Fixed maturity securities (amortized cost: $17,196; $14,730)                          $     17,822         $   15,120
  Policy loans                                                                                28,755             25,480
  Short-term investments                                                                      11,118              3,430
                                                                                        ---------------------------------
      Total investments                                                                       57,695             44,030

Cash                                                                                           2,230              1,732
Accrued investment income                                                                        314                305
Accounts receivable from affiliates                                                            1,113                  -
Amounts recoverable from reinsurers                                                           13,946             18,242
Deferred policy acquisition costs                                                             93,715             87,598
Cost of insurance purchased                                                                    6,463              7,367
Insurance premiums due                                                                           191                700
Other assets                                                                                   1,545              1,320
Assets held in separate accounts                                                             570,855            656,298
                                                                                        ---------------------------------
      Total assets                                                                      $    748,067         $  817,592
                                                                                        =================================

                               LIABILITIES
Insurance and annuity liabilities
  Policy reserves, contract claims and other policyholders' funds                       $     16,968         $   19,467
  Universal life contracts                                                                    49,020             47,005
  Annuity contracts                                                                           10,108              7,074
  Unearned revenue                                                                            12,311             11,646

Income tax liabilities
  Current                                                                                        299                451
  Deferred                                                                                      (341)            (2,109)
Accrued expenses and other liabilities                                                         4,803              2,263
Liabilities related to separate accounts                                                     570,855            656,298
                                                                                        ---------------------------------
      Total liabilities                                                                      664,023            742,095

                     SHAREHOLDER'S EQUITY
Common stock ($5 par value; 500,000 shares authorized,
  issued and outstanding)                                                                      2,500              2,500
Paid-in capital                                                                               75,937             70,937
Accumulated other comprehensive income                                                           134                 93
Retained earnings                                                                              5,473              1,967
                                                                                        ---------------------------------
      Total shareholder's equity                                                              84,044             75,497
                                                                                        ---------------------------------
      Total liabilities and shareholder's equity                                        $    748,067         $  817,592
                                                                                        =================================

                      See Notes to Financial Statements.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                       STATEMENT OF SHAREHOLDER'S EQUITY
                                 (In thousands)

                                                                For the years ended December 31
                                                                 2001        2000        1999
                                                             -----------------------------------
Common stock, balance at beginning and end of year             $   2,500   $   2,500   $   2,500
                                                             -----------------------------------
Paid-in capital
 Balance at beginning of year                                     70,937      63,437      51,437
 Capital contribution                                              5,000       7,500      12,000
                                                             -----------------------------------
 Balance at end of year                                           75,937      70,937      63,437
                                                             -----------------------------------
Retained earnings (deficit)
 Balance at beginning of year                                      1,967         491      (2,441)
 Net income                                                        3,506       1,476       2,932
                                                             -----------------------------------
 Balance at end of year                                            5,473       1,967         491
                                                             -----------------------------------
Accumulated other comprehensive income
 Balance at beginning of year                                         93          92         430
 Change during the year                                               62           2        (520)
 Amounts applicable to deferred federal income taxes                 (21)         (1)        182
                                                             -----------------------------------
 Balance at end of year                                              134          93          92
                                                             -----------------------------------
Total shareholder's equity at end of year                      $  84,044   $  75,497   $  66,520
                                                             ===================================

                       STATEMENT OF COMPREHENSIVE INCOME
                                 (In thousands)

                                                                For the years ended December 31
                                                                  2001        2000       1999
                                                             -----------------------------------
Net income                                                     $    3,506   $   1,476   $  2,932
Other comprehensive income (loss)
 Gross change in unrealized gains (losses) on
  securities (pretax: $60, $-, $(499))                                 40           -       (324)
 Less: gains (losses) realized in net income
  (pretax: $(2), $(2), $21)                                            (1)         (1)        14
                                                             -----------------------------------
    Change in net unrealized gains (losses) on
    securities (pretax: $62, $2, $(520))                               41           1       (338)
                                                             -----------------------------------
      Comprehensive income                                     $    3,547   $   1,477   $  2,594
                                                             ===================================

                       See Notes to Financial Statements.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                            STATEMENT OF CASH FLOWS
                                 (In thousands)


                                                                  For the years ended December 31
                                                                2001          2000            1999
                                                          -------------------------------------------
Operating activities
  Net income                                               $    3,506     $    1,476       $    2,932
 Reconciling adjustments to net cash used for operating
  activities
    Charges on universal life contracts, net of
     interest credited                                        (34,051)       (32,052)         (28,863)
    Change in other assets and liabilities                      7,536        (17,880)          (7,621)
    Deferred policy acquisition costs and cost of
     insurance purchased                                       (5,383)       (16,371)         (16,871)
    Policy reserves, claims and other policyholders'
     funds                                                     (1,851)        10,853           (2,994)
    Realized investment (gains) losses                              2              2              (21)
                                                        ---------------------------------------------
      Net cash used for operating activities                  (30,241)       (53,972)         (53,438)
                                                        ---------------------------------------------
Investing activities
    Investment purchases
      Available-for-sale                                       (5,071)          (845)         (30,018)
      Other                                                    (3,585)        (8,443)          (4,721)
    Investment calls, maturities and sales
      Available-for-sale                                        2,656          1,916           45,751
      Other                                                       310              -               55
    Net (increase) decrease in short term investments          (7,688)         3,303           (6,733)
                                                        ---------------------------------------------
        Net cash provided by (used for) investing
         activities                                           (13,378)        (4,069)           4,334
                                                        ---------------------------------------------
Financing activities
    Policyholder account deposits                              99,475        136,034          167,565
    Policyholder account withdrawals                          (60,358)       (97,313)        (131,120)
    Capital contribution                                        5,000          7,500           12,000
                                                        ---------------------------------------------
     Net cash provided by financing activities                 44,117         46,221           48,445
                                                        ---------------------------------------------
Net increase (decrease) in cash                                   498        (11,820)            (659)
Cash at beginning of year                                       1,732         13,552           14,211
                                                        ---------------------------------------------
Cash at end of year                                        $    2,230     $    1,732       $   13,552
                                                        =============================================

                      See Notes to Financial Statements.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS


1.   Significant Accounting Policies


1.1  Nature of Operations
     --------------------

     The American Franklin Life Insurance Company (AMFLIC), headquartered in Springfield, Illinois, sells and services variable universal life, variable annuity and universal life insurance products to the middle income market, in all states except Maine, New Hampshire, New York and Vermont.

1.2  Preparation of Financial Statements
     -----------------------------------

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and include the accounts of AMFLIC, a wholly owned subsidiary of The Franklin Life Insurance Company (FLIC).

     On August 29, 2001, American General Corporation (AGC), AMFLIC's ultimate parent company, was acquired by American International Group, Inc. (AIG), a Delaware corporation. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all of the outstanding common stock of AGC based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of AGC common stock. The merger was accounted for as a pooling and had no impact on the records of AMFLIC.

     Management must make estimates and assumptions that affect amounts reported in the financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from our estimates.

1.3  Investments
     -----------

     Fixed Maturity Securities. All fixed maturity securities were classified as available-for-sale and reported at fair value. We adjust related balance sheet accounts as if the unrealized gains (losses) had been realized and record the net adjustment in accumulated other comprehensive income in shareholder's equity. If the fair value of a security classified as available-for-sale declines below its cost and we consider the decline to be other than temporary, we reduce the security's amortized cost to its fair value and recognize a realized loss.

     Policy Loans.  Policy loans are reported at unpaid principal balance.

     Short-term Investments. Short-term investments include investments with maturities of less than one year at the date of acquisition and are carried at amortized cost, which approximates fair value.

     Investment Income. Interest on fixed maturity securities and policy loans is recorded as income when earned and is adjusted for any amortization of premium or discount, as appropriate.

     Realized Investment Gains (Losses). We recognize realized investment gains (losses) using the specific identification method.


1.4  Separate Accounts
     -----------------

     Separate accounts are assets and liabilities associated with certain contracts, principally variable universal life and annuities, for which the investment risk lies predominantly with the contract holder. The liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statement of income. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

1.5  Deferred Policy Acquisition Costs (DPAC)
     ----------------------------------------

     Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

     DPAC associated with interest-sensitive life insurance contracts and insurance investment contracts is charged to expense in relation to the estimated gross profits of those contracts. If our estimate of future gross profits changes significantly, we recalculate DPAC balances using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC amortization. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves.

     DPAC also is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income in shareholder's equity.

     We review the carrying amount of DPAC on at least an annual basis. We consider estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses to determine whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.6  Cost of Insurance Purchased (CIP)
     ---------------------------------

     The cost assigned to AMFLIC insurance contracts in force at January 31, 1995, the date of AGC's acquisition of FLIC and AMFLIC, is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 6.19% to 8.25%. CIP is charged to expense, including adjustments for revised assumptions, and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. We review the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.7  Insurance and Annuity Liabilities
     ---------------------------------

     Substantially all of AMFLIC's insurance and annuity liabilities relate to long-duration contracts. AMFLIC normally cannot change or cancel these contracts.

     For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on our estimates of the cost of future policy benefits, using the net level premium. Interest assumptions used to compute reserves ranged from 4.5% to 5.5% at December 31, 2001.

1.8  Premium Recognition
     -------------------

     Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenues. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate AMFLIC for future services are deferred and recognized over the period earned, using the same assumptions used to amortize DPAC. For all other contracts, premiums are recognized when due.

1.9  Reinsurance
     -----------

     AMFLIC limits its exposure to loss on any individual life to $100,000 by ceding additional risks through reinsurance contracts with other insurers, including FLIC. If a reinsurer is not able to meet its obligations, AMFLIC remains liable.

     AMFLIC records a receivable for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.10 Income Taxes
     ------------

     Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, using the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

2.   Investments

2.1  Fixed Maturity Securities
     ---------------------------

     Valuation. Amortized cost and fair value of fixed maturity securities were as follows:

                                                                 December 31, 2001
                                                  ------------------------------------------------
                                                                  Gross        Gross
                                                    Amortized   Unrealized   Unrealized    Fair
In thousands                                          Cost        Gains        Losses      Value
--------------------------------------------------------------------------------------------------
U.S. government                                     $   6,566    $    293    $      -    $   6,859
Corporate bonds
  Investment grade                                      5,809         251          63        5,997
  Below investment grade                                1,077          22          36        1,063
Public utilities                                        1,549          81           -        1,630
Mortgage-backed                                         1,941          74           -        2,015
States/political subdivisions                             254           4           -          258
                                                  ------------------------------------------------
  Total fixed maturity securities                   $  17,196    $    725    $     99    $  17,822
                                                  ================================================

                                                                December 31, 2000
                                                  ------------------------------------------------
                                                                  Gross        Gross
                                                    Amortized   Unrealized   Unrealized    Fair
In thousands                                          Cost        Gains        Losses       Value
--------------------------------------------------------------------------------------------------
U.S. government                                     $   6,584    $    120    $      -    $   6,704
Corporate bonds
  Investment grade                                      4,392         177          36        4,533
  Below investment grade                                1,068           6          18        1,056
Public utilities                                        1,528          82           -        1,610
Mortgage-backed                                           957          54           -        1,011
States/political subdivisions                             201           5           -          206
                                                  ------------------------------------------------
  Total fixed maturity securities                   $  14,730    $    444    $     54    $  15,120
                                                  ================================================

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.1  Fixed Maturity Securities (continued)
     -------------------------------------

     Maturities. The contractual maturities of fixed maturity securities at December 31, 2001 were as follows:

                                                           Amortized       Fair
     In thousands                                             Cost        Value
     --------------------------------------------------------------------------
     Fixed maturity securities, excluding mortgage-backed
       securities, due
         In one year or less                               $   1,994   $  2,036
         In years two through five                             9,131      9,530
         In years six through ten                              2,906      3,019
         After ten years                                       1,224      1,222
     Mortgage-backed securities                                1,941      2,015
                                                           --------------------
       Total fixed maturity securities                     $  17,196   $ 17,822
                                                           ====================

     Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. AMFLIC may sell investments before maturity to achieve corporate requirements and investments strategies.

     Net Unrealized Gains (Losses). Net unrealized gains (losses) on fixed maturity securities included in accumulated other comprehensive income at December 31 were as follows:

         In thousands                              2001        2000
         ----------------------------------------------------------
         Gross unrealized gains                $    725   $     444
         Gross unrealized losses                    (99)        (54)
         DPAC  fair value adjustment               (389)       (223)
         CIP fair value adjustment                  (30)        (23)
         Deferred federal income taxes              (73)        (51)
                                               --------------------
         Net unrealized gains on securities    $    134   $      93
                                               ====================

2.2  Investment Income
     -----------------

     Investment income was as follows:

     In thousands                          2001          2000        1999
     --------------------------------------------------------------------
     Fixed maturity securities          $ 1,211       $ 1,142     $ 1,461
     Policy loans                         1,614         1,115         698
     Other investments                      386           339         547
                                        ---------------------------------
     Gross investment income              3,211         2,596       2,706
     Investment expense                      65            63         165
                                        ---------------------------------
     Net investment income              $ 3,146       $ 2,533     $ 2,541
                                        =================================

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.3  Realized Investment Gains (Losses)
     ----------------------------------

     Realized investment gains (losses), net of DPAC and CIP amortization and investment expenses, were as follows:

     In thousands                                  2001        2000       1999
     -------------------------------------------------------------------------
     Fixed maturity securities                  $     -    $      -    $    56
     Other                                           (2)         (2)       (35)
                                                ------------------------------
     Realized investment gains (losses)         $    (2)   $     (2)   $    21
                                                ==============================

     Voluntary sales of investments resulted in the follow realized gains (losses):

                                                                    Realized
                                                                 --------------
     In thousands               Category             Proceeds    Gains   Losses
     --------------------------------------------------------------------------
            2001           Available-for-sale        $      -    $   -   $    -
     ==========================================================================
            2000           Available-for-sale        $      -    $   -   $    -
     ==========================================================================
            1999           Available-for-sale        $  1,758    $  56   $    -
     ==========================================================================

2.4  Investments on Deposit
     ----------------------

     At December 31, 2001 and 2000, fixed maturity securities with a carrying value of $6,778,000 and $6,575,000 respectively, were on deposit with regulatory authorities to comply with state insurance laws.

2.5  Investment Restrictions
     -----------------------

     AMFLIC is restricted by the insurance laws of its domiciliary state as to the amount which it can invest in any entity. At December 31, 2001 and 2000, AMFLIC's largest investment in any one entity other than U.S. government obligations was $1,000,000, and $400,000 respectively.

3.   Deferred Policy Acquisition Costs (DPAC)

     Activity in DPAC was as follows:

     In thousands                                    2001      2000      1999
     --------------------------------------------------------------------------
     Beginning at January 1                        $ 87,598  $ 70,989  $ 52,352
     Deferrals                                       13,445    24,127    24,543
     Amortization                                    (7,165)   (6,737)   (6,524)
     Effect of net unrealized (gains)
       losses on securities                            (166)     (779)      646
     Effect of realized investment gains (losses)         3        (2)      (28)
                                                   ----------------------------
     Balance at December 31                        $ 93,715  $ 87,598  $ 70,989
                                                   ============================

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.   Cost of Insurance Purchased (CIP)

     Activity in CIP was as follows:

     In thousands                            2001       2000       1999
     --------------------------------------------------------------------
     Balance at January 1                 $  7,367   $   7,884   $  8,941
     Accretion of interest                     619         702        767
     Amortization                           (1,516)     (1,721)    (1,915)
     Effect of net unrealized (gains)
         losses on securities                   (7)        502         96
     Effect of realized investment gains         -           -         (5)
                                          -------------------------------
     Balance at December 31               $  6,463   $   7,367   $  7,884
                                          ===============================

     CIP amortization, net of accretion, expected to be recorded in each of the next five years is:

                                                          Amount
                         Year                         (in thousands)
               ---------------------------------------------------------------

                         2002                              $ 799
                         2003                                698
                         2004                                582
                         2005                                482
                         2006                                441

5.   Income Taxes

     For the period from January 1, 2001 to August 29, 2001, AMFLIC will file a life/life consolidated federal income tax return with its direct parent, FLIC. The method of allocation of tax expense among the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses and tax credits. Consolidated alternative minimum tax, excise tax or surtax, if any, is allocated separately. The tax liability of each subsidiary under this agreement shall not exceed the amount such subsidiary would have paid if it had filed on a separate return basis. Intercompany tax balances are to be settled no later than thirty (30) days after the date of filing the consolidated return.

     For the period August 30, 2001 to December 31, 2001, AMFLIC will join in the filing of a consolidated federal income tax return with its upstream parent, AGC Life Insurance Company (AGC Life) and its life insurance company subsidiaries. AMFLIC has a written agreement with AGC Life setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life agrees not to charge AMFLIC a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life agrees to reimburse AMFLIC for the tax benefits from net losses, if any, within the ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.1  Tax Expense
     -----------

     A reconciliation between the Federal income tax rate and the effective tax rate follows:

                                         2001          2000         1999
                                     --------------------------------------
         Federal income tax rate         35.0 %        35.0 %        35.0 %
         Invested asset items            (4.0)        (29.1)        (37.7)
         Other                            1.2          (0.3)         (0.5)
                                     --------------------------------------
           Effective tax rate            32.2 %         5.6 %        (3.2)%
                                     ======================================


5.2  Deferred Taxes
     --------------

     Components of deferred tax liabilities and assets at December 31 were as follows:

     In thousands                                      2001       2000
     -------------------------------------------------------------------
     Deferred tax liabilities, applicable to:
       Basis differential of investments           $     223   $     114
       DPAC and CIP                                   22,095      21,491
       Other                                             960         827
                                                   ---------------------
         Total deferred tax liabilities               23,278      22,432
     Deferred tax assets, applicable to:
       Policy reserves                               (22,576)    (23,069)
       Other                                          (1,043)     (1,472)
                                                   ---------------------
         Total deferred tax assets                   (23,619)    (24,541)
                                                   ---------------------
     Net deferred tax assets                       $    (341)  $  (2,109)
                                                   =====================

     AMFLIC expects adequate future taxable income to realize the net deferred tax assets. Accordingly, no valuation allowance is considered necessary.

5.3  Taxes Paid
     ------------

     Income taxes paid (recovered) were as follows:

      In thousands               2001     2000         1999
      ------------------------------------------------------
      Federal                 $    -    $ (4,175)     $(447)
      State                       57          38         143

6.   Fair Value of Financial Instruments

     Carrying amounts and fair values for certain of AMFLIC's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of AMFLIC's assets and liabilities, including the values of underlying customer relationships and distribution systems, and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                              2001                    2000
                                                      ----------------------------------------------
                                                      Carrying      Fair        Carrying    Fair
     In thousands                                      Amount       Value        Amount     Value
     -----------------------------------------------------------------------------------------------
     Assets
         Fixed maturity securities                     $ 17,822    $ 17,822    $ 15,120     $ 15,120
         Policy Loans                                    28,755      28,755      25,480       25,480
         Short-term investments                          11,118      11,118       3,430        3,430
         Assets held in separate accounts               570,855     570,855     656,298      656,298
     Liabilities
         Insurance investment contracts                  10,686      10,232       7,636        7,310
         Liabilities related to separate accounts       570,855     570,855     656,298      656,298

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.   Fair Value of Financial Instruments (continued)

     We used the following methods and assumptions to estimate the fair value of our financial instruments:

     Fixed Maturity Securities. Fair values of fixed maturity securities were based on quoted market prices, where available. For investments not actively traded, we estimated the fair values using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

     Policy Loans. Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value. The weighted average interest rate charged on policy loan balances during 2001 and 2000 was 5.95% and 6.07%, respectively.

     Assets and Liabilities Related to Separate Accounts. We valued separate account assets and liabilities based on quoted net asset value per share of the underlying mutual funds.

     Insurance Investment Contracts. We estimated the fair value of insurance investment contracts using cash flows discounted at market interest rates.

7.   Reinsurance

     Under the provisions of an assumed reinsurance agreement, AMFLIC recognized the following:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Premiums and other
        considerations             $    847       $  5,288       $  1,416
     Other income                     1,016            918          1,337
     Benefits                         1,536          6,134          1,756
     Commission expense                  (5)            67            215

     Under the provisions of a modified coinsurance agreement which cedes a portion of the variable universal life product activity, AMFLIC recognized the following:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Premiums and other
        considerations             $ 11,348       $ 10,118       $ 12,027
     Expense allowances from
        reinsurer                     5,699          9,791          8,531
     Other                              602            416          1,744

     AMFLIC also carries reinsurance for policy risks that exceed its retention limit of $100,000. AMFLIC ceded the following amounts:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Premiums and other
        considerations             $ 13,519       $ 12,081       $ 10,687
     Change in policy reserves       12,721         11,760         10,382

8.   Statutory Accounting

     AMFLIC prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner. No significant permitted practices are used to prepare AMFLIC's statutory Financial Statements.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.   Statutory Accounting (continued)

     Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual were reported in the statutory financial statements as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of adoption, AMFLIC reported a change of accounting principle, as an adjustment that increased statutory unassigned surplus, of $200,000 as of January 1, 2001. This net amount included an increase in net deferred tax assets of $12,500,000 offset by a related increase in nonadmitted assets of $12,300,000. The effect of other codification related changes was immaterial.

     At December 31, 2001 and 2000, AMFLIC had statutory stockholder's equity of $49,193,000 and $43,093,000, respectively. AMFLIC's statutory net loss was $1,331,000, $5,964,000 and $2,947,000 for the years ended December 31,
     2001, 2000 and 1999, respectively.

     Generally, AMFLIC is restricted by state insurance laws as to amounts it may pay in the form of dividends, loans or advances without the approval of the Illinois Insurance Department. Under these restrictions, during 2001 no dividends may be paid out and loans and advances in excess of $12,298,000 may not be transferred without the approval of the Illinois Insurance Department.

9.   Statement of Cash Flows

     In addition to the cash activities shown in the statement of cash flows, the following transactions, occurred:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Interest added to universal
       life contracts and other
       deposit funds               $   2,910      $  2,478       $  2,214
                                   =======================================

10.  Related Party Transactions

     AMFLIC has no full-time employees or office facilities. Effective January 1, 1999, AMFLIC entered into a shared services agreement with an affiliate. As part of this agreement, administration and general expenses are allocated to AMFLIC based on actual work performed. Allocated expenses for the years ended December 31, 2001, 2000 and 1999, were $13,390,000,
     $17,258,000 and $20,084,000, respectively.

     AMFLIC participates in a program of short-term borrowing with AGC to maintain its long-term investment commitments. AMFLIC had no short-term borrowing in 2001 or 2000.

11.  Litigation

     AMFLIC is a party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who exclude themselves from market conduct settlements. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, we believe that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AMFLIC's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgement in any given suit.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

12.  SUBSEQUENT EVENT

     Effective December 31, 2002 AMFLIC and its parent FLIC will merge with American General Life Insurance Company, another indirect, wholly-owned subsidiary of AGC.

                       THE FRANKLIN LIFE INSURANCE COMPANY

                        CONSOLIDATED FINANCIAL STATEMENTS


                               FOR THE YEARS ENDED
                        DECEMBER 31, 2001, 2000 and 1999

                       THE FRANKLIN LIFE INSURANCE COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                                                            PAGE
                                                                            ----
Report of Independent Auditors                                                 1

Consolidated Statement of Income                                               2

Consolidated Balance Sheet                                                     3

Consolidated Statement of Shareholder's Equity                                 4

Consolidated Statement of Comprehensive Income                                 4

Consolidated Statement of Cash Flows                                           5

Notes to Consolidated Financial Statements                                6 - 18

                         REPORT OF INDEPENDENT AUDITORS

                            _________________________


Board of Directors
  and Shareholder
The Franklin Life Insurance Company

We have audited the accompanying consolidated balance sheet of The Franklin Life Insurance Company (an indirect wholly-owned subsidiary of American International Group) (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Franklin Life Insurance Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1.3 to the consolidated financial statements, in 2001, the Company changed its method of accounting for derivatives.


                                       /s/ ERNST & YOUNG LLP
                                       ---------------------

Chicago, Illinois
February 5, 2002, except footnote 14
as to which the date is
December 20, 2002

                       THE FRANKLIN LIFE INSURANCE COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                                  (In millions)

                                                                FOR THE YEARS ENDED DECEMBER 31
                                                                2001        2000            1999
                                                          ---------------------------------------
Revenues
   Premiums and other considerations                      $    263.4   $    289.0     $    304.2
   Insurance charges                                            56.6         55.3           51.7
   Net investment income                                       447.2        474.6          496.4
   Realized investment gains (losses)                          (35.8)        (9.9)           3.0
   Broker/dealer sales income                                   62.0         80.6           64.1
   Other revenues                                                6.1          8.1            9.3
                                                          ---------------------------------------
        Total revenues                                         799.5        897.7          928.7

 Benefits and expenses
   Insurance and annuity benefits
        Death claims and other policy benefits                 241.2        271.7          252.3
        Investment-type contracts                              123.3        139.0          149.7
        Dividends to policyholders                              71.2         80.0           82.9
        Change in policy reserves                                8.2         (1.6)         (12.3)
   Operating costs and expenses                                 63.1         73.2           82.7
   Commissions - broker/dealer                                  57.4         74.4           59.4
   Commissions - other                                          45.0         59.9           62.0
   Change in deferred policy acquisition costs                  (5.7)       (21.0)         (23.0)
   Change in cost of insurance purchased                         9.7         15.2           47.3
   Restructure charges                                          26.1            -              -
   Litigation settlement                                           -            -           (2.0)
                                                          ---------------------------------------
        Total benefits and expenses                            639.5        690.8          699.0
                                                          ---------------------------------------

Income before income tax expense and cumulative
   effect of change in accounting principle                    160.0        206.9          229.7
Income tax expense

   Current expense                                              55.7         45.3           39.2
   Deferred expense (benefit)                                   (5.0)        26.1           39.6
                                                          ---------------------------------------
        Total income tax expense                                50.7         71.4           78.8
                                                          ---------------------------------------
Income before cumulative effect of change in
   accounting principle                                        109.3        135.5          150.9
Cumulative effect of change in
   accounting principle, net of tax                             (0.3)           -              -
                                                          ---------------------------------------
Net income                                                $    109.0   $    135.5     $    150.9
                                                          =======================================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEET
                        (In millions, except share data)

                                                                                  AT DECEMBER 31
                                      ASSETS                                  2001             2000
                                                                           ---------------------------
Investments
   Fixed maturity securities(amortized cost: $4,374.7, $4,660.5)           $  4,544.0    $    4,780.0
   Mortgage loans on real estate                                                434.1           471.3
   Equity securities (cost: $0.7, $0.6)                                           0.1             0.6
   Policy loans                                                                 348.4           351.7
   Other long-term investments                                                   99.9            85.9
   Short-term investments                                                       123.7            59.2
                                                                           ---------------------------
     Total investments                                                        5,550.2         5,748.7
Cash                                                                              7.5            14.0
Accrued investment income                                                        75.5            83.8
Intercompany notes receivable                                                   276.0           116.0
Intercompany receivable                                                           8.9             2.3
Preferred stock of affiliates, at cost                                            8.5             8.5
Receivable from brokers for securities sales                                     99.8             5.4
Receivable from agents, less allowance ($6.5; $5.4)                               9.5            11.2
Amounts recoverable from reinsurers                                              22.9            27.1
Deferred policy acquisition costs                                               182.2           186.8
Cost of insurance purchased                                                     302.0           345.7
Property & equipment, at cost less accumulated depreciation ($26.2, $20.8)       33.8            36.8
Other assets                                                                     23.3            23.8
Assets held in separate accounts                                                581.2           669.3
                                                                           ---------------------------
     Total assets                                                          $  7,181.3    $    7,279.4
                                                                           ===========================
                                    LIABILITIES

Insurance and annuity liabilities
    Life, annuity and accident and health reserves                         $  2,866.5    $    2,868.6
    Investment-type contract deposits and dividend accumulations              2,255.4         2,355.4
    Participating policyholders' interests                                      163.9           179.0
    Policy and contract claims                                                   20.7            28.6
    Other                                                                        49.1            51.0
Income tax liabilities (recoverable)
    Current                                                                     (27.6)           (8.8)
    Deferred                                                                    (18.9)          (17.3)
Intercompany payables                                                             1.2             0.6
Payable to broker for securities purchases                                       90.1             1.8
Accrued expenses and other liabilities                                           86.1            71.7
Liabilities related to separate accounts                                        581.2           669.3
                                                                           ---------------------------
      Total liabilities                                                       6,067.7         6,199.9
                               SHAREHOLDER'S EQUITY

Common stock ($2 par value; 30,000,000 shares authorized,
    21,002,000 shares issued and outstanding)                                    42.0            42.0
Paid-in capital                                                                 922.7           922.7
Retained earnings                                                               113.4            86.4
Accumulated other comprehensive income                                           35.5            28.4
                                                                           ---------------------------
      Total shareholder's equity                                              1,113.6         1,079.5
                                                                           ---------------------------
      Total liabilities and shareholder's equity                           $  7,181.3    $    7,279.4
                                                                           ===========================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                 CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
                                  (In millions)

                                                                FOR THE YEARS ENDED DECEMBER 31
                                                                  2001       2000       1999
                                                               ---------------------------------
Common stock, balance at beginning and end of year             $    42.0  $    42.0  $    42.0
                                                               ---------------------------------
Paid-in capital
    Balance at beginning of year                                   922.7      923.3      923.1
    Tax refund from American Brands                                  -          -          1.4
    Expenses paid by Franklin on behalf of AGC                       -         (0.6)      (1.2)
                                                               ---------------------------------
    Balance at end of year                                         922.7      922.7      923.3
                                                               ---------------------------------
Retained earnings
    Balance at beginning of year                                    86.4       75.9       38.0
    Net income                                                     109.0      135.5      150.9
    Dividends paid to parent                                       (82.0)    (125.0)    (113.0)
                                                               ---------------------------------
    Balance at end of year                                         113.4       86.4       75.9
                                                               ---------------------------------
Accumulated other comprehensive income
       Balance at beginning of year                                 28.4       31.5      157.9
       Change in net unrealized gains (losses) on securities         7.1       (3.1)    (126.4)
                                                               ---------------------------------
       Balance at end of year                                       35.5       28.4       31.5
                                                               ---------------------------------
Total shareholder's equity at end of year                      $ 1,113.6  $ 1,079.5  $ 1,072.7
                                                               =================================

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                                  (In millions)

                                                            FOR THE YEARS ENDED DECEMBER 31
                                                              2001      2000        1999
                                                            -------------------------------
Net income                                                  $  109.0   $  135.5   $  150.9
Other comprehensive income (loss)
  Gross change in unrealized gains (losses) on securities
     (pretax: $(17.6), $(14.3), $(190.5))                      (11.4)      (9.3)    (123.7)
  Less: gains (losses) realized in net income
     (pretax: $(28.5), $(9.5), $4.1)                           (18.5)      (6.2)       2.7
                                                            -------------------------------
       Change in net unrealized gains (losses) on
         securities (pretax: $10.9, $(4.8), $(194.6))            7.1       (3.1)    (126.4)
                                                            -------------------------------
Comprehensive income                                        $  116.1   $  132.4   $   24.5
                                                            ===============================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (In millions)

                                                            FOR THE YEARS ENDED DECEMBER 31
                                                             2001        2000        1999
                                                         ------------------------------------
Operating activities
   Net income                                            $    109.0   $   135.5   $    150.9

   Reconciling adjustments
     Insurance and annuity liabilities                        (12.9)       (6.9)       (34.5)
     Investment losses (gains)                                 35.6        10.0         (2.6)
     Investment write-downs and change in reserves              -          (0.1)        (0.4)
     Deferred policy acquisition costs                         (5.7)      (21.0)       (23.0)
     Cost of insurance purchased                                9.7        15.2         47.3
     Interest credited, net of charges on investment
       contract deposits                                       35.9        47.1         60.1
     Other, net                                               (63.2)      (65.6)       (34.6)
                                                         ------------------------------------
       Net cash provided by operating activities              108.4       114.2        163.2
                                                         ------------------------------------

Investing activities
   Investment purchases
     Available-for-sale                                    (2,503.0)     (908.7)    (1,348.8)
     Other investments                                        (80.6)     (114.3)      (124.5)
   Investment calls, maturities and sales
     Available-for-sale                                     2,875.4     1,212.6      1,543.9
     Other investments                                         39.6        85.3         91.4
   Net decrease (increase) in short-term investments          (64.5)      (13.5)        28.9
   Net additions to property and equipment                     (5.0)       (6.6)        (8.7)
                                                         ------------------------------------
     Net cash provided by investing activities                261.9       254.8        182.2
                                                         ------------------------------------

Financing activities
   Policyholder account deposits                              138.6       176.0        219.6
   Policyholder account withdrawals                          (273.4)     (448.6)      (435.6)
   Tax refund from American Brands                              -           -            1.4
   Expenses paid by Franklin on behalf of AGC                   -          (0.6)        (1.2)
   Intercompany note receivable                              (160.0)        -            -
   Proceeds from intercompany borrowings                       51.4         1.3         76.2
   Repayments of intercompany borrowings                      (51.4)       (1.3)       (76.2)
   Dividend payments                                          (82.0)     (125.0)      (113.0)
                                                         ------------------------------------
     Net cash used for financing activities                  (376.8)     (398.2)      (328.8)
                                                         ------------------------------------

     Net increase (decrease) in cash                           (6.5)      (29.2)        16.6
Cash at beginning of year                                      14.0        43.2         26.6
                                                         ------------------------------------
Cash at end of year                                      $      7.5   $    14.0   $     43.2
                                                         ====================================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Significant Accounting Policies

1.1      Nature of Operations

         The Franklin Life Insurance Company (Franklin) and its subsidiaries, headquartered and domiciled in Springfield, Illinois, provide life insurance and annuity products to middle-income customers in all states (except New York) and in the District of Columbia, Puerto Rico and U.S. Virgin Islands. Franklin serves this customer base through 2,570 agents.

1.2      Preparation of Financial Statements

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States
         (GAAP) and include the accounts of Franklin, and its subsidiaries, The American Franklin Life Insurance Company (AMFLIC) and Franklin Financial Services Corporation (FFSC), a broker dealer. All material intercompany transactions have been eliminated in consolidation.

         Franklin is an indirect, wholly-owned subsidiary of American General Corporation (American General). While Franklin was neither purchased nor merged with another entity during the year ended December 31, 2001, on August 29, 2001, American General was acquired by American International Group, Inc. (AIG), a Delaware corporation, and was accounted for as a pooling. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all of the outstanding common stock of American General based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of American General common stock. In conjunction with the acquisition, Franklin incurred restructure costs totaling $26.1 million covering primarily software, severance costs, and other employee and agent benefits.

         Management must make estimates and assumptions that affect amounts reported in the financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from these estimates.

1.3      Investments

         Fixed Maturity and Equity Securities. All fixed maturity and equity securities held at December 31, 2001 and 2000 were classified as available-for-sale and reported at fair value. We adjust related balance sheet accounts as if unrealized gains (losses) had been realized, and record the net adjustment in accumulated other comprehensive income (loss) in shareholder's equity. If the fair value of a security classified as available-for-sale declines below its cost and we consider the decline to be other than temporary, we reduce the security's amortized cost to its fair value and recognize a realized loss.

         At various times, we hold trading securities and report them at fair value. We held no trading securities at December 31, 2001 or 2000. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2001, 2000 or 1999.

         Limited partnership investments, reported in other long term investments, are accounted for under the equity method of accounting. For those limited partnerships that report changes in the fair value of underlying equity investments in earnings, we record our proportionate interest in investment gains (losses).

         Mortgage Loans. Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

         We consider loans to be impaired when collection of all amounts due under the contractual terms is not probable. Franklin generally looks to the underlying collateral for repayment of these loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

         Policy Loans.  Policy loans are reported at unpaid principal balance.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.3      Investments (continued)

         Short-term Investments. Short-term investments include investments with maturities of less than one year at the date of acquisition and are carried at amortized cost, which approximates fair value.

         Investment Real Estate. We classify investment real estate as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

         Dollar Roll Agreements. Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. We account for dollar rolls as short-term collateralized financings and include the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2001 or 2000.

         Investment Income. Interest on fixed maturity securities, policy loans and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount as appropriate. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

         We recognize income on mortgage-backed securities using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, we calculate a new effective yield and adjust the net investment in the security accordingly. The adjustment is recognized in net investment income.

         Realized Investment Gains (Losses). We recognize realized investment gains (losses) using the specific identification method.

         Derivatives. On January 1, 2001, Franklin adopted Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments to be recognized at fair value in the balance sheet. The cumulative effect of adopting this change in accounting principle was $0.3 million, net of tax. Subsequent changes in the fair value of a derivative instrument are reported in net income.

1.4      Separate Accounts

         Separate accounts are assets and liabilities associated with certain life and annuity contracts for which the investment risk lies predominantly with the contract holder. The liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statement of income. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

1.5      Deferred Policy Acquisition Costs (DPAC)

         Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

         DPAC associated with interest-sensitive life insurance contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The interest assumption used to compute estimated gross profits with respect to participating life insurance contracts was 7.75% at December 31, 2001, 2000 and 1999, respectively. If our estimate of future gross profits changes significantly, we recalculate DPAC balances using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC amortization. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 1.5     Deferred Policy Acquisition Costs (DPAC) (continued)

         DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

         We review the carrying amount of DPAC on at least an annual basis. We consider estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.6      Cost of Insurance Purchased (CIP)

         The cost assigned to certain insurance contracts in force at January 31, 1995, the date of American General's acquisition of Franklin, is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 6.19% to 8.25%. CIP is charged to expense, including adjustments for revised assumptions, and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. We review the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.7      Insurance and Annuity Liabilities

         Substantially all of Franklin's insurance and annuity liabilities relate to long-duration contracts. Franklin normally cannot change or cancel these contracts.

         For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for non-participating long-duration life insurance contracts are calculated using the net level premium method based on estimates of the cost of future policy benefits to be paid as a result of present and future claims due to death, disability, surrender of a policy, or payment of an endowment. Interest assumptions used to compute reserves for non-participating long-duration contracts ranged from 6.70% to 7.45% at December 31, 2001.

         Reserves for participating long-duration life insurance contracts are based on our estimates of the cost of future policy benefits, using the net level premium method and the nonforfeiture interest rate and mortality table of the applicable insurance contracts.

1.8      Premium Recognition

         Most receipts for annuities and interest-sensitive life insurance contracts are classified as deposits instead of revenues. Revenues for these contracts include mortality, expense, and surrender charges. Policy charges that compensate Franklin for future services are deferred and recognized over the period earned, using the same assumptions used to amortize DPAC.

         For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other long-duration contracts, premiums are recognized when due.

1.9      Participating Life Insurance

         Participating life insurance contracts contain dividend payment provisions that entitle the policyholders to participate in the earnings of the contracts. Participating life insurance accounted for 33% and 40% of life insurance in force at December 31, 2001 and 2000, respectively, and 75%, 76%, and 77% of premiums and other considerations for the years ended December 31, 2001, 2000, and 1999, respectively. The portion of earnings allocated to participating policyholders is excluded from net income and shareholder's equity.

         We determine annual dividends to be paid on participating life insurance contracts based on estimates of the contracts' earnings. Policyholder dividends were $71.2 million, $80.0 million, and $82.9 million in 2001, 2000, and 1999 respectively.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.10     Reinsurance

         Franklin limits its exposure to loss on any individual life to no more than $2.1 million by ceding additional risks through reinsurance contracts with other insurers. If a reinsurer is not able to meet its obligations, Franklin remains liable.

         Franklin records a receivable for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.11     Income Taxes

         Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, using the enacted tax rates expected to be in effect when the temporary differences reverse. State income taxes are included in income tax expense.

1.12     Reclassification

         Certain prior year amounts have been reclassified to conform to the 2001 presentation.

2.       Investments

2.1      Fixed Maturity and Equity Securities

         Valuation. Cost or amortized cost and fair value of fixed maturity and equity securities at December 31 were as follows:


                                                                                      2001
                                                      -------------------------------------------------------------------
                                                          Cost or            Gross            Gross
                                                         Amortized        Unrealized        Unrealized          Fair
         In millions                                        Cost             Gains            Losses           Value
         ----------------------------------------------------------------------------------------------------------------
         Fixed maturity securities
             Corporate bonds
               Investment  grade                       $     2,337.0    $        130.0    $       17.2     $     2,449.8
               Below investment grade                          406.5               7.2            33.2             380.5
             Mortgage-backed                                   981.7              46.9             5.1           1,023.5
             Public utilities                                  535.5              36.7             5.3             566.9
             U.S. government                                    74.0               6.3             0.3              80.0
             Foreign governments                                37.4               3.4             0.3              40.5
             States/political subdivisions                       2.6               0.2               -               2.8
                                                      -------------------------------------------------------------------
                 Total fixed maturity securities       $     4,374.7    $        230.7    $       61.4     $     4,544.0
                                                      ===================================================================
         Equity securities                             $         0.7    $            -    $        0.6     $         0.1
                                                      ===================================================================

                                                                                     2000
                                                      -------------------------------------------------------------------
                                                          Cost or            Gross             Gross
                                                         Amortized        Unrealized        Unrealized          Fair
         In millions                                        Cost             Gains            Losses           Value
         ----------------------------------------------------------------------------------------------------------------
         Fixed maturity securities
             Corporate bonds
                Investment grade                       $     2,683.0    $        107.6    $       41.2     $     2,749.4
                Below investment grade                         339.9               2.4            44.1             298.2
             Mortgage-backed                                   936.2              45.6             0.6             981.2
             Public utilities                                  565.6              42.9             2.6             605.9
             U.S. government                                    89.7               7.9               -              97.6
             Foreign governments                                41.0               2.8             1.3              42.5
             States/political subdivisions                       4.1               0.2               -               4.3
             Redeemable preferred stocks                         1.0                 -             0.1               0.9
                                                      -------------------------------------------------------------------
                 Total fixed maturity securities       $     4,660.5    $        209.4    $       89.9     $     4,780.0
                                                      ===================================================================
         Equity securities                             $         0.6    $          0.2    $        0.2     $         0.6
                                                      ===================================================================

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.1  Fixed Maturity and Equity Securities (continued)

         Maturities. The contractual maturities of fixed maturity securities at December 31, 2001 were as follows:

                                                                    Cost or
                                                                   Amortized      Fair
         In millions                                                  Cost       Value
         --------------------------------------------------------------------------------
         Fixed maturity securities, excluding mortgage-backed
         securities, due
              In one year or less                                 $   186.1     $   190.7
              In years two through five                               936.6         984.2
              In years six through ten                              1,248.2       1,269.2
              After ten years                                       1,022.1       1,076.4
         Mortgage-backed securities                                   981.7       1,023.5
                                                                  -----------------------

              Total fixed maturity securities                     $ 4,374.7     $ 4,544.0
                                                                  =======================

         Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Franklin may sell investments before maturity to achieve corporate requirements and investment strategies.

         Net Unrealized Gains (Losses). Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income (loss) at December 31 were as follows:

         In millions                                            2001      2000
         -----------------------------------------------------------------------
         Gross unrealized gains                             $   230.7   $ 209.6
         Gross unrealized losses                                (62.0)    (90.1)
         DAC and CIP fair value adjustments                    (112.9)    (75.2)
         Deferred federal income taxes                          (18.9)    (15.3)
         Other, net                                              (1.4)     (0.6)
                                                            --------------------

         Net unrealized gains on securities                 $    35.5   $  28.4
                                                            ====================

2.2      Mortgage Loans on Real Estate

         Diversification. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, Franklin generally requires loan-to-value ratios of 75% or less, based on our credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:

         In millions                  2001      2000
         ----------------------------------------------
         Geographic distribution
              Atlantic               $ 160.4   $ 177.5
              Central                  204.5     205.8
              Pacific and Mountain      72.3      91.1
              Allowance for losses      (3.1)     (3.1)
                                     ------------------
                 Total               $ 434.1   $ 471.3
                                     ==================
         Property type
              Retail                 $ 250.6   $ 265.4
              Office                    98.4     108.5
              Industrial                30.3      40.1
              Other                     57.9      60.4
              Allowance for losses      (3.1)     (3.1)
                                     ------------------
                 Total               $ 434.1   $ 471.3
                                     ==================

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.2      Mortgage Loans on Real Estate (continued)

         Allowance. Activity in the allowance for mortgage loan losses was as follows:

         In millions                                       2001           2000           1999
         -----------------------------------------------------------------------------------------
         Balance at January 1                         $    3.1       $    3.2       $    3.7
          Net change in allowance *                        -             (0.1)          (0.5)
                                                    ----------------------------------------------

          Balance at December 31                      $    3.1       $    3.1       $    3.2
                                                    ==============================================

         * Charged to realized investment gains (losses).

         Impaired Loans. Impaired mortgage loans were $3.3, zero, and $1.3 million at December 31, 2001, 2000, and 1999, respectively. Interest income related to impaired loans was $0.4 in 2001 and zero in 2000 and 1999.

2.3      Investment Income

         Income investment was as follows:

         In millions                                   2001            2000            1999
         -----------------------------------------------------------------------------------------
         Fixed maturity securities               $     389.0      $    393.7      $     427.1
         Mortgage loans on real estate                  40.2            43.2             47.8
         Policy loans                                   21.9            21.1             19.8
         Other                                           2.9            22.5              9.3
                                                 -------------------------------------------------
              Gross investment income                  454.0           480.5            504.0
         Investment expense                              6.8             5.9              7.6
                                                 -------------------------------------------------
              Net investment income              $     447.2      $    474.6      $     496.4
                                                 =================================================

         The carrying amount of investments that produced no investment income during 2001 totaled $80.4 million, or less than 1.5% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on our results of operations and financial position.

         Derivative financial instruments related to investment securities did not have a material effect on net investment income in 2001, 2000, or 1999.

2.4      Realized Investment Gains (Losses)

         Realized investment gains (losses), net of DPAC and CIP amortization, were as follows:

         In millions                                            2001              2000          1999
         ----------------------------------------------------------------------------------------------
         Fixed maturity securities

             Gross gains                                    $     34.4      $      6.4     $     28.4
             Gross losses                                        (57.7)          (35.9)         (19.8)
                                                            -------------------------------------------
                Total fixed maturity securities                  (23.3)          (29.5)           8.6
                                                            -------------------------------------------
         Equity securities

             Gross losses                                          -              (0.3)          (0.2)
         Mortgage loans on real estate                            (0.1)            0.3           (0.3)
         Real estate                                              (0.4)           (1.6)          (0.1)
         Other long-term investments                              (1.1)           (0.3)           0.5
         Fair value adjustments in equity partnerships            (3.3)            3.6            -
         DPAC/CIP amortization and investment
          expense                                                 (7.6)           17.9           (5.5)
                                                            -------------------------------------------
                Investment gains (losses)                   $    (35.8)     $     (9.9)    $      3.0
                                                            ===========================================

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.4      Realized Investment Gains (Losses) (continued)

         Voluntary sales of investments resulted in the following realized gains (losses):

                                                                                         Realized
                                                                                -------------------------
         In millions                         Category             Proceeds         Gains        Losses
         ------------------------------------------------------------------------------------------------
                     2001           Available-for-sale          $   2,123.2    $    27.5     $   (16.1)
         ================================================================================================
                     2000           Available-for-sale          $     836.3    $     6.4     $   (28.8)
         ================================================================================================
                     1999           Available-for-sale          $   1,029.4    $    28.4     $   (17.9)
         ================================================================================================

2.5      Investments on Deposit

         At December 31, 2001 and 2000, bonds and other investments with a carrying value of $19.0 million and $18.3 million, respectively, were on deposit with regulatory authorities to comply with state insurance laws.

2.6      Investment Commitments and Restrictions

         Franklin is committed to make $22.2 million of additional cash infusions to its limited partnership investments under the terms of the partnership agreements.

         Franklin is restricted by the insurance laws of its domiciliary state as to the amount which it can invest in any entity. At December 31, 2001 and 2000, Franklin's largest investment in any one entity other than U.S. government obligations and related party amounts was $52.5 million and $53.3 million, respectively.

3.       Deferred Policy Acquisition Costs (DPAC)

         Activity in DPAC was as follows:

         In millions                                              2001           2000           1999
         ------------------------------------------------------------------------------------------------
         Balance at January 1                                $    186.8      $   220.7       $  143.0
         Deferrals                                                 29.8           43.9           46.7
         Accretion of interest                                     14.5           14.2           11.3
         Amortization                                             (38.6)         (37.1)         (35.0)
         Effect of unrealized (gains) losses on securities         (8.8)         (59.0)          55.5
         Effect of realized investment losses (gains)              (1.5)           4.1           (0.8)
                                                             --------------------------------------------

         Balance at December 31                               $   182.2      $   186.8       $  220.7
                                                             ============================================

4.       Cost of Insurance Purchased (CIP)

         Activity in CIP was as follows:

         In millions                                               2001           2000            1999
         ------------------------------------------------------------------------------------------------
         Balance at January 1                                $     345.7     $    400.7      $  228.5
         Accretion of interest                                      28.4           36.3          38.4
         Additions                                                   6.8            8.4          10.5
         Amortization                                              (44.9)         (59.9)        (96.2)
         Effect of unrealized (gains) losses on
         securities                                                (28.9)         (54.8)        224.6
         Effect of realized investment losses (gains)               (5.1)          15.0          (3.4)
         Other changes                                               -              -            (1.7)
                                                             --------------------------------------------
         Balance at December 31                              $     302.0     $    345.7      $  400.7
                                                             ============================================

         CIP amortization, net of interest accretion and additions, expected to be recorded in each of the next five years is $16.2 million, $17.9 million, $16.8 million, $15.4 million and $15.1 million.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 5.      Income Taxes

         For the period from January 1, 2001 to August 29, 2001, Franklin will file a life/life consolidated federal income tax return with AMFLIC. The method of allocation of tax expense among the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses and tax credits. Consolidated alternative minimum tax, excise tax or surtax, if any, is allocated separately. The tax liability of each subsidiary under this agreement shall not exceed the amount such subsidiary would have paid if it had filed on a separate return basis. Intercompany tax balances are to be settled no later than thirty (30) days after the date of filing the consolidated return.

         As previously stated, American General was acquired by AIG on August 29, 2001. For the period August 30, 2001 to December 31, 2001, Franklin will join in the filing of a consolidated federal income tax return with its upstream parent, AGC Life Insurance Company (AGC Life) and its life insurance company subsidiaries. Franklin has a written agreement with AGC Life setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life agrees not to charge Franklin a greater portion of the consolidated tax liability than would have been paid by Franklin had it filed a separate federal income tax return. In addition, AGC Life agrees to reimburse Franklin for the tax benefits from net losses, if any, within the ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

         A reconciliation between the Federal income tax rate and the effective tax rate follows:

                                                            2001              2000             1999
                                                      --------------------------------------------------
         Federal income tax rate                            35.0 %            35.0 %           35.0 %
         Tax-exempt investment income                       (0.5)             (0.7)            (0.7)
         State taxes, net                                    1.0               0.6              0.4
         Tax credits                                        (2.9)              -                -
         Other                                              (1.0)             (0.4)            (0.4)
                                                      --------------------------------------------------

         Effective tax rate                                 31.6 %            34.5 %           34.3 %
                                                      ==================================================

5.1      Deferred Tax Liabilities

         Components of deferred tax liabilities and assets, included in income tax liabilities on the balance sheet, at December 31 were as follows:

         In millions                                                   2001              2000
         -------------------------------------------------------------------------------------------
         Deferred tax liabilities, applicable to:
               DPAC and CIP                                     $      116.8       $     131.9
               Basis differential of investments                        50.8              29.3
               Other                                                    14.6              16.8
                                                                ------------------------------------
                  Total deferred tax liabilities                       182.2             178.0
                                                                ------------------------------------

         Deferred tax assets, applicable to:
               Policy reserves                                        (119.0)           (116.3)
               Participating policyholders' interests                  (57.3)            (62.6)
               Postretirement benefits                                  (2.3)             (2.6)
               Basis differential of investments                        (3.0)             (1.4)
               Litigation settlement costs                              (0.7)             (1.0)
               Other                                                   (18.8)            (11.4)
                                                                ------------------------------------
                  Total deferred tax assets                           (201.1)           (195.3)
                                                                ------------------------------------
         Net deferred tax asset                                 $      (18.9)      $     (17.3)
                                                                ====================================

         Franklin expects adequate future taxable income to realize the deferred tax assets. Accordingly, no valuation allowance is considered necessary.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.1      Deferred Tax Liabilities (continued)

         A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $200 million at December 31, 2001. At current corporate income tax rates, the associated tax is approximately $70 million. We have not recorded these deferred income taxes because we do not expect to make any distributions.

5.2      Taxes Paid

         Income taxes paid were as follows:

         In millions                       2001            2000         1999
         -----------------------------------------------------------------------
         Federal                        $   72.0       $   56.3       $   24.3
          State                              1.9            1.4            1.7

6.       Benefit Plans

6.1      Pension Plans

         Most Franklin employees are covered by American General's non-contributory defined benefit pension plan. Pension benefits are based on the participant's compensation and length of credited service.

         At December 31, 2001, the plans' assets were invested as follows: (1) 63% in equity mutual funds managed outside the American General group;
         (2) 30% in fixed income mutual funds managed by one of American General's subsidiaries; and (3) 7% in American General common stock. The benefit plans have purchased annuity contracts from various American General subsidiaries to provide approximately $56.2 million of future annual benefits to certain American General retirees.

         American General's funding policy is to contribute annually no more than the maximum amount deductible for Federal income tax purposes. Franklin's portion of the funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

         In millions                                           2001           2000          1999
         ----------------------------------------------------------------------------------------------
         Projected benefit obligation (PBO)                $     19.5     $     18.0     $     34.7
         Plan assets at fair value                               15.5           24.2           56.2
                                                           --------------------------------------------
             Funded status (underfunded)                         (4.0)           6.2           21.5
         Other unrecognized items, net                           17.4            9.9           (6.2)
                                                           --------------------------------------------
             Prepaid pension expense                       $     13.4     $     16.1     $     15.3
                                                           ============================================

         2000 and subsequent amounts were affected by the transfer of certain Franklin employees to the American General Shared Services Company.

         The components of pension expense and underlying assumptions were as follows:

         In millions                                                   2001            2000            1999
         --------------------------------------------------------------------------------------------------------
         Service cost (benefits earned)                           $       0.1     $      0.2      $    1.0
         Interest cost                                                    1.3            1.4           2.6
         Expected return on plan assets                                  (1.9)          (2.5)         (5.0)
         Recognized net actuarial loss                                    0.3            -              -
                                                                  -----------------------------------------------
             Pension income                                       $      (0.2)    $     (0.9)     $   (1.4)
                                                                  ===============================================

         Discount rate on benefit obligation                              7.25%          8.00%         7.75 %
         Rate of increase in compensation levels                          4.25%          4.50%         4.25 %
         Expected long-term rate of return on plan assets                10.35%         10.35%        10.35 %

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.2      Postretirement Benefits Other Than Pensions

         Under the American General Voluntary Employee Benefit Account Plan
         (VEBA), Franklin has life, medical, supplemental major medical, and dental benefits for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. Franklin reserves the right to change or eliminate these benefits at any time.

         The American General life plans are insured through December 31, 2002. The majority of the American General retiree medical and dental plans are unfunded and self-insured. Franklin's portion of the accrued liability for postretirement benefits was $5.3 million and $6.6 million at December 31, 2001 and 2000, respectively. These liabilities were discounted at the same rates used for the pension plans. Franklin's portion of the postretirement benefit expense was $0.6 million, $0.7 million, and $0.7 million for the years ended December 31, 2001, 2000, and 1999, respectively.

         For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2001. The rate was assumed to remain unchanged through 2003 and then decrease to 7.5% for 2004 and 5.0% thereafter.

7.       Fair Value of Financial Instruments

         Carrying amounts and fair values for certain of Franklin's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of Franklin's assets and liabilities, including the values of underlying customer relationships and distribution systems, and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                          2001                    2000
                                                -----------------------------------------------
                                                 Carrying      Fair       Carrying       Fair
         In millions                              Amount      Value        Amount       Value
         --------------------------------------------------------------------------------------
         Assets
             Fixed maturity securities            $ 4,544.0  $ 4,544.0  $  4,780.0   $  4,780.0
             Mortgage loans on real estate            434.1      460.8       471.3        489.1
             Equity securities                          0.1        0.1        83.2         83.2
             Policy loans                             348.4      348.4       351.7        351.7
             Short-term investments                   123.7      123.7        59.2         59.2
             Assets held in separate accounts         581.2      581.2       669.3        669.3
         Liabilities
             Insurance investment contracts         1,256.6    1,240.1     1,342.7      1,313.5
             Dividend accumulations                   825.0      825.0       817.0        817.0
             Liabilities related to separate
               accounts                               581.2      581.2       669.3        669.3

         We used the following methods and assumptions to estimate the fair value of financial instruments.

         Fixed Maturity and Equity Securities. Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, we estimated the fair values using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

         Mortgage Loans on Real Estate. We estimated the fair value of mortgage loans primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

         Policy Loans. Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value. The weighted average interest rate on policy loans was 6.2% in 2001 and 6.3% in 2000.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.       Fair Value of Financial Instruments (continued)

         Assets and Liabilities Related to Separate Accounts. We valued separate account assets and liabilities based on quoted net asset value per share of the underlying mutual funds.

         Insurance Investment Contracts. We estimated the fair value of insurance investment contracts using cash flows discounted at market interest rates.

         Dividend Accumulations. Fair value disclosed for dividend accumulations equals the amount of dividends payable on demand at the reporting date.

8.       Reinsurance

         Reinsurance premiums included in premiums and other considerations were as follows:

         In millions                                   2001      2000      1999
         -----------------------------------------------------------------------
         Direct premiums and other considerations    $ 277.9   $ 298.2   $325.7
         Reinsurance assumed                            12.2      16.2     12.5
         Reinsurance ceded                             (26.7)    (25.4)   (34.0)
                                                     ---------------------------
               Premiums and other considerations     $ 263.4   $ 289.0   $304.2
                                                     ===========================

         Reinsurance recoveries on ceded reinsurance contracts were $20.1 million, $28.4 million, and $18.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. The amount of reinsurance receivable (payable) on paid and unpaid losses was ($0.3) million and $4.9 million at December 31, 2001 and 2000, respectively.

9.       Statutory Accounting

         Franklin prepared its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner. The use of such permitted practices did not have a material effect on Franklin's statutory equity at December 31, 2001.

         Accounting changed adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual were reported in the statutory financial statement as changes in accounting principles. The cumulative effect of changes in accounting principles was reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, Franklin and its insurance subsidiary reported a change of accounting principle, as an adjustment that increased statutory unassigned surplus, of $43.1 million as of January 1, 2001. This net amount included an increase in deferred tax assets of $197.0 million offset by a related increase in nonadmitted assets of $153.9 million.

         At December 31, 2001 and 2000, Franklin had statutory shareholder's equity of $477.7 million and $426.6 million, respectively. Statutory net income was $62.7 million, $128.2 million, and $173.6 million for the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001 and 2000, Franklin's insurance subsidiary's statutory shareholder's equity was reported as $49.2 million and $43.1 million, respectively. The insurance subsidiary's statutory net loss was $1.3 million, $6.0 million, and $2.9 million for the years ended December 31, 2001, 2000, and 1999, respectively.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.       Statutory Accounting (continued)

         Generally, Franklin is restricted by the insurance laws of its domiciliary state as to amounts it may pay in the form of dividends, loans, or advances without the approval of the Illinois Insurance Department. Under these restrictions, during 2002, loans or advances in excess of $26.3 million and dividends in any twelve-month period aggregating in excess of $62.7 million will require the approval of the Illinois Insurance Department.

10.      Consolidated Statement of Cash Flows

         In addition to the cash activities shown in the consolidated statement of cash flows, the following transactions, occurred:

         In millions                              2001        2000         1999
         -----------------------------------------------------------------------
         Interest added to annuity and other
           financial products                  $   123.3    $  139.0    $  149.7
                                               =================================

11.      Related Party Transactions

         Franklin participates in a short-term intercompany grid borrowing agreement with American General and AIG to maintain its long-term commitments. Franklin borrowed $51.4 million and $1.3 million, and repaid $51.4 million and $1.3 million in 2001 and 2000, respectively. Interest charges on the average borrowings each quarter are based upon the prior month's H.15 30 day average commercial paper rate.

         Franklin holds a 6.75% promissory note for $116 million from AGC Life Insurance Company that will mature in 2005. During 2001, Franklin acquired two 2.64% notes from American General totaling $160 million maturing in 2006. Franklin also holds $8.5 million of 8% non-voting preferred stock of American General Life Insurance Company.

         Franklin has entered into indefinite contracts with affiliates. American General Investment Management performs all investment management services. American General Shared Services Company and American General Enterprise Services provide legal, human resource, and various other administrative services. Total expenses under all service agreements were $75.4 million, $73.3 million and $65.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

12.      Litigation

         Franklin is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, we believe that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on Franklin's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgement in any given suit.

13.      Guaranty Fund Assessments

         Information about state guaranty fund assessments was as follows:

         In millions                               2001     2000     1999
         --------------------------------------------------------------------
         Expense, included in operating costs
            and expenses                          $  0.4   $  0.8     $  0.5
         Liability for anticipated assessments       0.6      0.7        1.0
         Receivable for expected recoveries
            against future premium taxes             0.9*     1.6*       2.7*

         * Changes in state laws could decrease the amount recoverable against future premium taxes.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.  SUBSEQUENT EVENT

     Effective December 31, 2002 Franklin will merge with American General Life Insurance Company, another indirect, wholly-owned subsidiary of American General.

AIG AMERICAN
     GENERAL

                                                                  PRIVACY NOTICE
--------------------------------------------------------------------------------

AIG/American General understands that your privacy is important. You have received this notice in accordance with applicable state and federal laws and because you are a current or potential customer of one of our companies. This notice will help you understand what types of nonpublic personal information we may collect, how we use it and what we do to protect your privacy.

 . Our employees, representatives, agents and selected third parties may collect nonpublic information about you, including:

    -  Information provided to us, such as on applications or other forms
    -  Information about transactions with us, our affiliates or third parties
    - Information from others, such as credit reporting agencies, employers, and federal and state agencies

 . The types of nonpublic personal information that we collect vary according to the products provided and may include your name, address, Social Security number, account balances, income, assets, insurance premiums, coverage and beneficiaries, credit reports, marital status and payment history. We also may collect nonpublic personal health information, such as medical reports, to underwrite insurance policies, administer claims or perform other insurance or related functions.

 . We restrict access to nonpublic personal information to those employees, agents, representatives or third parties who provide products or services to you and who have been trained to handle nonpublic personal information in conformity with this notice.

 . We have policies and procedures that give directions to our employees, and to the agents and representatives acting on our behalf, regarding how to protect and use nonpublic personal information.

 . We maintain physical, electronic and procedural safeguards designed to protect nonpublic personal information.

 . We do not share nonpublic personal information about you except as permitted by law.

 . We may disclose all types of nonpublic personal information YOU DO that we collect, including information regarding your transactions or experiences with us, when needed, to:

    (i) affiliated AIG/American General companies, including the American International Group family of companies, agents, employees, representatives and other third parties as permitted by law; or

   (ii) other financial institutions with whom we have joint marketing agreements.

 . Examples of the types of companies and individuals to whom we may disclose nonpublic personal information include banks, attorneys, trustees, third-party administrators, insurance agents, insurance companies, insurance support organizations, credit reporting agencies, registered broker-dealers, auditors, regulators and reinsurers.

 . Unless authorized by you or by applicable law, we do not share your personally identifiable health information.

 . Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of AIG/American General.

 .  You will receive appropriate notice if our privacy policy changes.

 .  Our privacy policy applies to current and former customers.

    THIS PRIVACY NOTICE IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. YOU DO NOT NEED TO CALL OR TAKE ANY ACTION IN RESPONSE TO THIS NOTICE.

NEW MEXICO AND VERMONT RESIDENTS ONLY:
Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure.

Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may write to us at: American General Service Center, P.O. Box 4373, Houston, Texas 77210-4373.


                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

         PART A:           None.

         PART B:

I.       Separate Account VA-1 Financial Statements                                            Page No.
         ------------------------------------------                                            --------

          Report of Independent Auditors                                                       VA-1-1

                 Audited Financial Statements:

                 Statement of Net Assets, December 31, 2001                                    VA-1-2

                 Statement of Operations for the year ended December 31, 2001                  VA-1-5


                 Statements of Changes in Net Assets for the years ended                       VA-1-8
                          December 31, 2001 and 2000

                         Notes to Financial Statements                                         VA-1-11


II.       AGL Pro-forma Financial Statements                                                   Page No.
          ----------------------------------                                                   --------

          Introduction                                                                         P-1

          Elimination of Inter-company Preferred Stock                                         P-1

          Balance Sheet, December 31, 2001                                                     P-2

          Income Statement, December 31, 2001                                                  P-3

          Notes to Unaudited Pro-forma Consolidated Financial Statements                       P-4


III.      AGL Consolidated Financial Statements                                                Page No.
          -------------------------------------                                                --------

          Report of Ernst & Young LLP Independent Auditors                                     F-1

          Consolidated Balance Sheets as of December 31, 2001 and 2000                         F-2



          Consolidated Statements of Income for the years                                      F-4
                ended December 31, 2001, 2000, and 1999

          Consolidated Statements of Shareholder's Equity for the years                        F-5
                ended December 31, 2001, 2000, and 1999

          Consolidated Statements of Comprehensive Income for the years                        F-6
                ended December 31, 2001, 2000, and 1999

          Consolidated Statements of Cash Flows for the years                                  F-7
                ended December 31, 2001, 2000, and 1999

          Notes to Consolidated Financial Statements                                           F-8



IV.       AAL Financial Statements                                                             Page No.
          ------------------------                                                             --------

          Report of Independent Auditors                                                       1

          Balance Sheet-Statutory Basis for the years ended                                    2
                December 31,2001 and 2000

          Statements of Income-Statutory-Basis for the years ended                             4
                December 31, 2001 and 2000

          Statements of Changes in Capital and Surplus-                                        5
                Statutory Basis

          Statements of Cash Flows-Statutory-Basis for the                                     6
                Years ended December 31, 2001 and 2000

          Notes to Statutory-Basis Financial Statements                                        7


V.        American Franklin Financial Statements                                               Page No.
          --------------------------------------                                               --------

          Report of Independent Auditors                                                       F-1

          Statement of Income for the years ended                                              F-2
                December 31, 2001, 2000 and 1999

          Balance Sheet, December 31, 2001 and 2000                                            F-3

          Statement of Shareholder's Equity for the years ended                                F-4
                December 31, 2001, 2000 and 1999



          Statement of Comprehensive Income for the years ended                                F-4
                December 31, 2001, 2000 and 1999

          Statement of Cash Flows for the years ended                                          F-5
                December 31, 2001, 2000 and 1999

          Notes to Financial Statements                                                        F-6


VI.       FL Financial Statements                                                              Page No.
          -----------------------                                                              --------

          Report of Independent Auditors                                                       1

          Consolidated Statement of Income for the years ended                                 2
                December 31, 2001, 2000 and 1999

          Consolidated Balance Sheet, December 31, 2001 and 2000                               3

          Consolidated Statement of Shareholder's Equity for the years                         4
                ended December 31, 2001, 2000 and 1999

          Consolidated Statement of Comprehensive Income for the years                         4
                ended December 31, 2001, 2000 and 1999

          Consolidated Statement of Cash Flows for the years ended                             5
                December 31, 2001, 2000 and 1999

          Notes to Consolidated Financial Statements                                           6

         PART C:   None

         (b)     Exhibits

         1(a) Certified resolutions regarding organization of Separate Account VA-1 of The American Franklin Life Insurance Company (the "Separate Account") (1)

         1(b)(i) Letter dated June 27, 2002 from American General Life Companies to the Commissioner of Insurance of the Texas Department of Insurance describing, among other things, that the registrant will be maintained under Texas law, post merger. (9)

         1(b)(ii) Section 5, the "Governing Law and Name of Surviving Corporation," of the Agreement and Plan of Merger among All American Life Insurance Company, The American Franklin Life Insurance Company, The Franklin Life Insurance Company and American General Life Insurance Company, dated as of June 24, 2002, including Section 5.2, the "Governing Law Regarding the Maintenance of Separate Accounts." (9)

         2                 Not applicable.

         3(a) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (12)

         3(b)              Form of Selling Group Agreement. (9)

         4(a)(i) Specimen form of Combination Fixed and Variable Annuity Contract (Form No. T1575). (2)

         4(a)(ii) Specimen form of Combination Fixed and Variable Annuity Contract (Form No. T1575Z) ("unisex" version). (2)

         4(b)(i) Specimen form of Terminal Illness Waiver of Surrender Charges Rider. (2)

         4(b)(ii) Specimen form of Long Term Care Waiver of Surrender Charges Rider. (2)

         4(c)              Specimen form of Qualified Contract Endorsement.  (1)

         4(d)              Specimen form of Individual Retirement Annuity
                           Endorsement.  (2)

         4(e)              Specimen form of Section 457 Contract Endorsement.(1)

         4(f)              Specimen form of Section 403(b) Annuity Contract
                           Endorsement.  (2)

         4(g)              Specimen form of Death Benefit Endorsement.  (3)

         4(h)(i) Specimen form of Individual Retirement Annuity Disclosure Statement and Financial Disclosure available under Contract Form No. T1575 and T1575Z. (7)

         4(h)(ii) Specimen form of Roth Individual Retirement Annuity Disclosure Statement and Financial Disclosure available under Contract Form No. T1575 and
                           T1575Z.  (7)

         4(i)              Assumption Certificate.  (9)

         5(a) Specimen form of Application for Contract Form Nos. T1575 and T1575Z. (2)

         5(b) Form of The Chairman(R) Variable Annuity Service Request Form, Form No. AGLC 100557. (Filed herewith)

         5(c) Form of The Chairman(R) Election of Annuity Payment Option/Change Form, Form No. AGLC 100558.
                           (Filed herewith)

         6(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective
                           December 31, 1991.   (4)

          6(b) By-Laws of American General Life Insurance Company, adopted January 22, 1992. (5)

          6(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (6)

         7                 Not Applicable.

         8(a) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies (formerly American General Independent Producer Division). (11)

         8(b)(i) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

         8(b)(ii) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (9)

         8(c)(i) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

         8(c)(ii) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (9)

         8(d)(i) Form of Service Contract by and between Fidelity Distributors Corporation and American General Life Insurance Company. (8)

         8(e)(i) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc.and American General Life Insurance Company. (8)

         8(f)(i) Form of Participation Agreement among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (10)

         8(f)(ii) Form of Amendment No. 5 to Participation Agreement among MFS Variable Insurance Trust, American General Life Insurance Company. (8)

         8(f)(iii)         Form of Amendment No. 8 to Participation Agreement
                           among MFS Variable Insurance Trust, American General
                           Life Insurance Company.  (9)

         9                 Not applicable.

         10(a)             Consent of Independent Auditors - Ernst & Young, LLP.
                           (Filed herewith)

         10(b) Opinion & Consent of Lauren W. Jones, Deputy General Counsel of American General Life Companies, LLC. (Filed herewith)

         11                Not applicable.

         12                Not applicable.

         13                Not applicable.

         14                Not applicable

         27                Not applicable

         --------------------------------

(1) Incorporated by reference to similarly designated exhibit to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed August 20, 1996.

(2) Incorporated by reference to similarly designated exhibit to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed November 26, 1996.

(3) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed on March 1, 1999.

(4) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(5) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1992.

(6) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(7) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed on April 18, 2002.

(8) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(9) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(10) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(11) Incorporated by reference to Pre-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 33-44745) of American General Life Insurance Company Separate Account A filed on April 24, 1998.

(12) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.


ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of the depositor are listed below:

Name and Principal                      Positions and Offices with Depositor
 Business Address                      American General Life Insurance Company
------------------                     ---------------------------------------

Rodney O. Martin, Jr.                   Director and Chairman of the Board
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff                     Director
125 Broad Street
New York, NY 10004

David J. Dietz                          Director, Vice Chairman and Senior Vice
830 Third Avenue                        President - Corporate Markets Group
New York, NY 10022

Robert F. Herbert, Jr.                  Director, Senior Vice President,
2727-A Allen Parkway                    Treasurer and Controller
Houston, TX 77019

David L. Herzog                         Director, Executive Vice President and
2929 Allen Parkway                      Chief Financial Officer
Houston, TX 77019

Royce G. Imhoff, II                     Director and President
2929 Allen Parkway
Houston, TX 77019

R. Kendall Nottingham                   Director
70 Pine Street
New York, NY 10270

Nicholas A. O'Kulich                    Director
70 Pine Street
New York, NY 10270

Name and Principal                      Positions and Offices with Depositor
 Business Address                      American General Life Insurance Company
------------------                     ---------------------------------------

Gary D. Reddick                         Director and Executive Vice President
2929 Allen Parkway
Houston, TX 77019

James A. Galli                          Executive Vice President
830 Third Avenue
New York, NY 10022

Paul L. Mistretta                       Executive Vice President
2727-A Allen Parkway
Houston, TX 77019

James W. Weakley                        Executive Vice President
2929 Allen Parkway
Houston, TX 77019

Wayne A. Barnard                        Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein                     Senior Vice President and Chief Actuary
2727 A Allen Parkway
Houston, TX 77019

Pauletta P. Cohn                        Senior Vice President and Co-General
2929 Allen Parkway                      Counsel
Houston, TX 77019

William F. Guterding                    Senior Vice President
830 Third Avenue
New York, NY 10022

Kyle L. Jennings                        Senior Vice President and Co-General
2929 Allen Parkway                      Counsel
Houston, TX 77019

Althea R. Johnson                       Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Simon J. Leech                          Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Kent D. Major                           Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Name and Principal                      Positions and Offices with Depositor
 Business Address                      American General Life Insurance Company
------------------                     ---------------------------------------

Mark R. McGuire                         Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Lawrence J. O'Brien                     Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Edward F. Bacon                         Vice President
2727-A Allen Parkway
Houston, Texas 77019

Michael B. Boesen                       Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark E. Bolding                         Vice President
2929 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi                     Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard L. Gravette                     Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 7019

Joel H. Hammer                          Vice President
1 Chase Manhattan Place
New York, NY 10005

Keith C. Honig                          Vice President
1999 Avenue of the Stars
Los Angeles, CA  90067

Susan Howard                            Vice President
2727-A Allen Parkway
Houston, Texas 77019

Gary J. Kleinman                        Vice President and Real Estate
1 Chase Manhattan Place                 Investment Officer
New York, NY  10005

Laura W. Milazzo                        Vice President
2727 Allen Parkway
Houston, TX 7019

Name and Principal                      Positions and Offices with Depositor
 Business Address                      American General Life Insurance Company
------------------                     ---------------------------------------

W. Larry Mask                           Vice President, Real Estate Investment
2777 Allen Parkway                      Officer and Assistant Secretary
Houston, TX 77019

Gordon S. Massie                        Vice President
2929 Allen Parkway
Houston, TX 77019

Deanna D. Osmonson                      Vice President and Chief Compliance
2929 Allen Parkway                      Officer
Houston, TX 77019

Rembert R. Owen, Jr.                    Vice President, Real Estate Investment
2929 Allen Parkway                      Officer and Assistant Secretary
Houston, TX 77019

Kirsten M. Pedersen                     Vice President
2929 Allen Parkway
Houston, TX 77019

Dennis H. Roberts                       Vice President
2929 Allen Parkway
Houston, TX 77019

David M. Robinson                       Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben                      Vice President
#1 Franklin Square
Springfield, IL 62713

Kristen Sather                          Vice President
1 Chase Manhattan Place
New York, NY 10005

Richard W. Scott                        Vice President and Chief Investment
2929 Allen Parkway                      Officer
Houston, TX 77019

James P. Sennett                        Vice President
2929 Allen Parkway
Houston, TX 77019

T. Clay Spires                          Vice President
2727-A Allen Parkway
Houston, TX 77019

Name and Principal                      Positions and Offices with Depositor
 Business Address                      American General Life Insurance Company
------------------                     ---------------------------------------

James P. Steele                         Vice President
205 E. 10th Street
Amarillo, TX 79101

Robert E. Steele                        Vice President
205 E. 10th Street
Amarillo, TX 79101

Dan E. Trudan                           Vice President
#1 Franklin Square
Springfield, IL 62713

Nancy R. Yasso                          Vice President
2727-A Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck                       Secretary
70 Pine Street
New York, NY 10270


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

   Listing of All Persons Directly or Indirectly Controlled By or Under Common
           Control with American General Life Insurance Company, the
                             Depositor of Registrant

=============================================================================================== ===================== ==============
                                                                                                                       % of Voting
                                                                                                                       Securities
                                                                                                                      Owned by its
                                                                                                  Jurisdiction of       Immediate
Name of Corporation*                                                                               Incorporation         Parent
=============================================================================================== ===================== ==============
American General Corporation                                                                           Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         AGC Life Insurance Company                                                                   Missouri            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  AIG Annuity Insurance Company                                                        Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           American General Assignment Corporation                                     Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           American General Distributors, Inc.                                        Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           AIG Fixed Annuity Marketing Group, Inc.                                    Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  AIG Life of Bermuda, Ltd.                                                           Bermuda             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Life and Accident Insurance Company                               Tennessee            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Life Insurance Company                                              Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           American General Annuity Service Corporation                                Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           American General Enterprise Services, LLC                                  Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           American General Equity Services Corporation                               Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                    American General Securities Incorporated                           Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------


=============================================================================================== ===================== ==============
                                                                                                                       % of Voting
                                                                                                                       Securities
                                                                                                                      Owned by its
                                                                                                  Jurisdiction of       Immediate
Name of Corporation*                                                                               Incorporation         Parent
=============================================================================================== ===================== ==============
----------------------------------------------------------------------------------------------- --------------------- --------------
                                             American General Insurance Agency, Inc.                  Missouri            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                             American General Insurance Agency of Alabama,            Alabama             100%
                                                Inc.
----------------------------------------------------------------------------------------------- --------------------- --------------
                                             American General Insurance Agency of Georgia,            Georgia             100%
                                                Inc.
----------------------------------------------------------------------------------------------- --------------------- --------------
                                             American General Insurance Agency of Hawaii, Inc.         Hawaii             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                             American General Insurance Agency of                  Massachusetts          100%
                                                Massachusetts, Inc.
----------------------------------------------------------------------------------------------- --------------------- --------------
                                             American General Insurance Agency of Nevada, Inc.         Nevada             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           American General International Investments, Inc.                           Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           American General Life Companies, LLC                                       Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           The Variable Annuity Life Insurance Company                                 Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                    VALIC Financial Advisors, Inc.                                     Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                    VALIC Retirement Services Company                                  Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                    VALIC Trust Company                                                Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                    PESCO Plus, Inc.                                                  Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                    American General Gateway Services, L.L.C.                         Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                    Parkway 1999 Trust                                                Maryland            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                    American General Assignment Corporation of New York               New York            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Property Insurance Company**                                      Tennessee           51.85%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           American General Property Insurance Company of Florida                     Florida             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  North Central Life Insurance Company                                               Minnesota            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  The Old Line Life Insurance Company of America                                     Wisconsin            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  The United States Life Insurance Company in the City of New York                    New York            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         American General Assurance Company                                                           Illinois            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Indemnity Company                                                  Nebraska            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  USLIFE Credit Life Insurance Company of Arizona                                     Arizona             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         American General Bancassurance Services, Inc.                                                Illinois            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         American General Finance, Inc.                                                               Indiana             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  A.G. Financial Service Center, Inc.                                                   Utah              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  AGF Investment Corp.                                                                Indiana             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Auto Finance, Inc.                                                 Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Finance Corporation                                                Indiana             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           Merit Life Insurance Co.                                                   Indiana             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           The National Life and Accident Insurance Company                            Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                                    CommoLoCo, Inc.                                                 Puerto Rico           100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           Service Bureau of Indiana, Inc.                                            Indiana             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           Yosemite Insurance Company                                                 Indiana             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Financial Center, Inc.                                             Indiana             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Financial Center, Incorporated                                     Indiana             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Financial Center Thrift Company                                   California           100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American General Financial Services of Alabama, Inc.                                Alabama             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  HAS Residential Mortgage Services of Texas, Inc.                                    Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  Thrift, Incorporated                                                                Indiana             100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         American General International, Inc.                                                         Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------



=============================================================================================== ===================== ==============
                                                                                                                       % of Voting
                                                                                                                       Securities
                                                                                                                      Owned by its
                                                                                                  Jurisdiction of       Immediate
Name of Corporation*                                                                               Incorporation         Parent
=============================================================================================== ===================== ==============
----------------------------------------------------------------------------------------------- --------------------- --------------
         American General Investment Management Corporation                                           Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         American General Realty Investment Corporation                                                Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  AGLL Corporation                                                                    Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                           AG Land Associates, LLC                                                   California           100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         Green Hills Corporation                                                                      Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         Knickerbocker Corporation                                                                     Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  American Athletic Club, Inc.                                                         Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
                  2929 Allen Parkway Venture, L.P.                                                     Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         Pavilions Corporation                                                                        Delaware            100%
----------------------------------------------------------------------------------------------- --------------------- --------------
         USLIFE Real Estate Services Corporation                                                       Texas              100%
----------------------------------------------------------------------------------------------- --------------------- --------------

     * Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

     **   Also owned 48.15% by American General Life and Accident Insurance
          Company.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, accession number 0000950123-02-003222, filed April 1, 2002.

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of November 27, 2002, there were 4,459 owners of Contracts of the class covered by this registration statement 2,333 Qualified Contracts and 2,126 Non-Qualified Contracts.

ITEM 28. INDEMNIFICATION

     Article VII, section 1, of the Company's By-Laws provides, in part, that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company) by reason of the fact that such person is or was serving at the request of the Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

     Article VII, section 1 (in part), section 2, and section 3, provide that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was acting in behalf of the Company, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of the Company, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under section 1: (a) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine; (b) of amounts paid in settling or otherwise disposing of a threatened or pending action with or without court approval; or
(c) of expense incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

     Article VII, section 3, provides that, with certain exceptions, any indemnification under Article VII shall be made by the Company only if authorized in the specific case, upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in section 1 of Article VII by (a) a majority vote of a quorum consisting of directors who are not parties to such proceeding; (b) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (c) the court in which such proceeding is or was pending upon application made by the Company or the indemnified person or the attorney or other persons rendering services in connection with the defense, whether or not such application by the attorney or indemnified person is opposed by the Company.

     Article VII, section 7, provides that for purposes of Article VII, those persons subject to indemnification include any person who is or was a director, officer, or employee of the Company, or is or was serving at the request of the Company as a director, officer, or employee of another foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account VA-2, American General Life Insurance Company Separate Account A and American General Life Insurance Company Separate Account D, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL, American General Life Insurance Company Separate Account VUL-2 and American General Life Insurance Company Separate Account VL-R, which offer interests in flexible premium variable life insurance policies.

(b)  The directors and principal officers of the principal underwriter are:

  Name and Principal            Position and Offices with Underwriter
   Business Address             American General Equity Services Corporation
  ------------------            --------------------------------------------
  J. Andrew Kalbaugh
  2727 Allen Parkway            Director, Chairman, Chief Executive
  Houston, TX 77019             Officer and President

  Sander J. Ressler             Director, Vice President, Chief Compliance
  2727 Allen Parkway            Officer and Secretary
  Houston, TX 77019

  Rodney O. Martin, Jr.         Vice Chairman
  2929 Allen Parkway
  Houston, TX 77019

  Name and Principal            Position and Offices with Underwriter
   Business Address             American General Equity Services Corporation
  ------------------            --------------------------------------------

  Larry Blews                   Vice President
  2727 Allen Parkway
  Houston, TX 77019

  James B. Brown                Vice President
  2727 Allen Parkway
  Houston, TX 77019

  Robert F. Herbert, Jr.        Vice President
  2727-A Allen Parkway
  Houston, TX 77019

  Lucille S. Martinez           Vice President
  2727 Allen Parkway
  Houston, TX 77019

  Kathy Keith                   Treasurer
  #1 Franklin Square
  Springfield, IL 62713

  Peter K. Lathrop              Tax Officer
  70 Pine Street
  New York, NY 10270

  Pauletta P. Cohn              Assistant Secretary
  2929 Allen Parkway
  Houston, TX 77019

  Steven A. Glover              Assistant Secretary
  2929 Allen Parkway
  Houston, TX 77019

  Lauren W. Jones               Assistant Secretary
  2929 Allen Parkway
  Houston, TX 77019

  John D. Fleming               Assistant Treasurer
  2929 Allen Parkway
  Houston, TX 77019

  Barbara J. Moore              Assistant Tax Officer
  2919 Allen Parkway
  Houston, TX 77019

(c) Not Applicable.

ITEM 30. LOCATION OF RECORDS

     All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713.

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

     The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by a prospectus, a space that an applicant can check to request a Statement, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can use to send for a Statement; C) to deliver any Statement and any financial statements required to be made available under this form promptly upon written or oral request.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Pauletta P. Cohn and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VA-1, has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 30th day of December, 2002.

                                        AMERICAN GENERAL LIFE INSURANCE
                                        COMPANY
                                        SEPARATE ACCOUNT VA-1
                                        (Registrant)

                                   BY:  AMERICAN GENERAL LIFE INSURANCE
                                        COMPANY
                                        (On behalf of the Registrant and itself)




                                   BY:  /s/  ROBERT F. HERBERT, JR.
                                        -------------------------------
                                             Robert F. Herbert, Jr.
                                             Senior Vice President

[SEAL]

ATTEST: /s/  LAUREN W. JONES
        ------------------------
             Lauren W. Jones
             Assistant Secretary

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                  Title                    Date
---------                                  -----                    ----

/s/  RODNEY O. MARTIN, JR.         Director and Chairman     December 30, 2002
-----------------------------
Rodney O. Martin, Jr.


/s/  DAVID L. HERZOG               Director and Chief        December 30, 2002
-----------------------------      Financial Officer
David L. Herzog


/s/  ROYCE G. IMHOFF, II           Director and President    December 30, 2002
-----------------------------
Royce G. Imhoff, II


/s/  M. BERNARD AIDINOFF           Director                  December 30, 2002
-----------------------------
M. Bernard Aidinoff


/s/  DAVID J. DIETZ                Director                  December 30, 2002
-----------------------------
David J. Dietz


/s/  ROBERT F. HERBERT, JR.        Director                  December 30, 2002
-----------------------------
Robert F. Herbert, Jr.


/s/  R. KENDALL NOTTINGHAM         Director                  December 30, 2002
-----------------------------
R. Kendall Nottingham


/s/  NICHOLAS A. O'KULICH          Director                  December 30, 2002
-----------------------------
Nicholas A. O'Kulich


/s/  GARY D. REDDICK               Director                  December 30, 2002
-----------------------------
Gary D. Reddick

                                  EXHIBIT INDEX
                                  -------------

5(b) Form of The Chairman(R) Variable Annuity Service Request Form, Form No. AGLC 100557.

5(c) Form of The Chairman(R) Election of Annuity Payment Option/Change Form, Form No. AGLC 100558.

10(a)    Consent of Independent Auditors - Ernst & Young, LLP.

10(b) Opinion & Consent of Lauren W. Jones, Deputy General Counsel of American General Life Companies, LLC.










                                       E-1